Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HeatGenie, Inc.
3913 Todd Ln. Suite 509
Austin, TX 78744
www.poweredbyheatgen.com

Up to $1,069,999.80 in Class B Non-Voting Common Stock at $0.30
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: HeatGenie, Inc.
Address: 3913 Todd Ln. Suite 509, Austin, TX 78744
State of Incorporation: TX
Date Incorporated: May 27, 2010

Terms:

Equity

Offering Minimum: $9,999.90 | 33,333 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,069,999.80 | 3,566,666 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $0.30
Minimum Investment Amount (per investor): $300.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives*

Time-Based

Friends and Family

Invest within the first two weeks and receive 10% bonus shares

Amount Based:

- USD 600 investment, 2% bonus shares
- USD 2,400 Investment, 5% bonus shares
- USD 4,800 Investment, 10% bonus shares

Previous Backer Bonus

For any previous backers or investors in HeatGen, when you invest in this live offering you will receive 5% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

HeatGenie, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $.30/ share, you will receive and own 110 Class B Non-Voting Common Stock shares for $30. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

HeatGenie Inc. ("HeatGen" or the "Company") aims to be the leader in global self-heating packaging--think ready-to-drink coffee, tea, soup, or sake hot on demand in a single-use, sustainable package. With 7 strong, global patents, HeatGen licenses this technology out to consumer brands across the globe, earning revenues from both licensing fees and royalties from our licensed manufacturing partners. HeatGen is currently in the market with High Brew Coffee, a leading ready-to-drink coffee brand in the US.

Related Corporate Entity

HeatGenie, Inc. is a shareholder of SNSTech LLC., a reclosable packaging technology company organized under Texas law. HeatGenie, Inc. Board Directors Mark Turner and Matt Gase sit on the SNSTech Board of Directors which results in a degree of common control between the two entities. SNSTech operates independently as its own entity.

The Company's IP

The Company was granted 7 U.S. patents, many of which are reciprocated in multiple countries. The U.S. Patent number, issue date, and corresponding international patents are listed below:

U.S. Patent 8,864,924: Solid-State Thermite Composition Based Heating Device. Issued 4/7/2009.

U.S. Patent 9,055,841: Package Heating Apparatus. Issued 6/16/2015. Also issued in: Canada (Patent No. 2,789,893 dated 10/3/2017)

U.S. Patent 8,555,870: Package Heating Device and Chemical Compositions for use therewith. Issued 10/15/2013. Also issued in: Canada (Patent No. 2,804,221 dated 1/30/2018)

U.S. Patent 9,500,389: Thermally-Regulated Self-Heating Containers. Issued 11/22/2016. Also issued in: Japan (6389334; 8/24/2018), Korea (10-1965096; 3/27/2019), Mexico (379409; 4/20/2016), Australia (2016252401; 1/31/2019), Canada (2,979,755; 1/21/2020), China (2016.8.0022931.9; 6/19/2020)

U.S. Patent 10,058,209: High-Efficiency Self-Heating Container. Issued 8/28/2018. Also issued in: Canada (3,013,970; 12/22/2020), Japan (6651651; 1/24/2020), European Union (Master Application: 1786454.3; Issued in: Denmark, France, Germany, Ireland, Italy, Poland, Portugal, Spain, UK, and Sweden).

U.S. Patent 11,009,265: Self-Heating Package Systems. Issued 5/18/2021.

All patents list HeatGenie, Inc. as the Assignee.

In addition to this, HeatGen has other IP that it has developed including a U.S. trademark of the name HeatGen dated 2/12/2020 (Reg. No. 6,054,304) as well as trade-secreted chemical formulations.

Corporate Entity History

The Company was originally founded on April 30, 2007, as Ironbridge Technologies, Inc. as a Texas C-Corporation. On May 27, 2010, the Company amended its Articles of Incorporation and changed its name to HeatGenie, Inc.

Competitors and Industry

Industry

The self-heating ready-to-eat or drink market consists of two separate areas: 1.) Military-style Meals-Ready-to-Eat, or MRES, and 2.) Consumer-facing food and beverage heating technologies. HeatGen's technology falls into the second category.

HeatGen currently serves the non-alcoholic ready-to-drink beverage industry, which totaled $919 BN in U.S. sales as of 2019.

(https://gritdaily.com/beverage-trends-startups-should-know/)

The segments that HeatGen serves are some of the fastest growing. For example, the global ready-to-drink (RTD) coffee market is estimated to be growing at 8.5% CAGR compared to 4.5% for the overall global non-alcoholic RTD beverages market.

(https://www.globenewswire.com/en/news-release/2019/06/27/1875164/0/en/Ready-to-drink-RTD-Coffee-Market-to-Exhibit-a-CAGR-of-8-5-Recent-Mergers-and-Acquisitions-to-Enable-Growth-says-Fortune-Business-Insights.html)

(https://www.marketresearchfuture.com/reports/non-alcoholic-rtd-beverages-market-7951).

Competitors

Major players in the MRE space are overwhelmingly focused on military/government business and include: Wornick, Ameriqual, Nex-Xos, and dozens of re-sellers located around the US.

Quicklime self-heating packaging, which several brands brought to market in the early 2000s, is largely out of the market today. To our knowledge, the only established player that remains in this space is 42 Degrees, based in Spain. Solid-state heating technology, which HeatGen uses, is the newest development and is among the more consumer-friendly, scalable, affordable, and safe self-heating developed. In this sub-category, we believe that no company other than HeatGen has successfully commercialized their technologies. This includes Tempra, HeatGen's closest direct competitor.

From the results of our market research on competitors, all the competing companies mentioned above are private businesses that have not publicly reported sales or revenue figures.

Current Stage and Roadmap

Current Stage

As of today, HeatGen has completed nearly all of its legacy R&D projects and is in the market with its first-generation technology. We are currently investment-spending on modest quantities of components and strategically seeding the market to maximize visibility and acquire useful consumer data. To date, we've had partnerships with two coffee brands, La Colombe and High Brew Coffee.

Roadmap

We are anticipating another year of small-scale quantities with strategic partners as we work to deploy automated production equipment, which is expected to allow us to ramp into the double-digit millions of units annually. Once this equipment is deployed, we expect to further engage global RTD partners and look to rapidly expand into multiple categories, while continuing to engineer and refine our product for cost reductions.

The Team

Officers and Directors

Name: James Gamett

James Gamett's current primary role is with Sweetwater Private Equity. James Gamett currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 20, 2016 - Present

Responsibilities: Board of Directors Member--Advise and Govern. Does not currently receive a salary and serves approximately 0-2 hours per week for the company.

Other business experience in the past three years:

- **Employer:** Sweetwater Private Equity
  Title: Founder & CEO
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Senior Leadership

Name: Mark Turner

Mark Turner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: September 01, 2015 - Present
  Responsibilities: Senior Leadership working 40 hours per week

- **Position:** President
  Dates of Service: September 01, 2015 - Present
  Responsibilities: Senior Leadership working 40 hours per week

- **Position:** Director
  Dates of Service: June 20, 2016 - Present
  Responsibilities: Board of Directors--Advise and Govern working 40 hours per week

Other business experience in the past three years:

- **Employer:** SNS Technologies
  Title: Chairman of the Board
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Provide guidance and support to the CEO and company. Works 0-2 hours per week.

Name: Stuart Peterson

Stuart Peterson's current primary role is with ARTIS Ventures. Stuart Peterson currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: May 18, 2020 - Present
  Responsibilities: Board of Directors--Advise and Govern. Does not currently receive a salary vise and Govern. Does not currently receive a salary and serves approximately 0-2 hours per week for the company.

Other business experience in the past three years:

- **Employer:** ARTIS Ventures
  Title: Managing General Partner and Founder
  Dates of Service: January 01, 2001 - Present
  Responsibilities: Chief Executive

Name: David Steakley

David Steakley's current primary role is with Texas Halo Fund. David Steakley currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 18, 2010 - Present
  Responsibilities: Board of Directors--Advise and Govern. Does not currently receive a salary vise and Govern. Does not currently receive a salary and serves approximately 0-2 hours per week for the company.

Other business experience in the past three years:

- **Employer:** Texas Halo Fund
  Title: Managing Director
  Dates of Service: February 01, 2012 - Present
  Responsibilities: Senior Leadership

Other business experience in the past three years:

- **Employer:** myLAB Box
  Title: Director
  Dates of Service: August 01, 2017 - Present
  Responsibilities: My duties are to attend quarterly board meetings to deal with matters that require board action, and to offer advice and assistance to the company's executive team. I am still a board member.

Other business experience in the past three years:

- **Employer:** Personal Wine
  Title: Director
  Dates of Service: February 01, 2009 - Present
  Responsibilities: duties are to attend quarterly board meetings to deal with matters that require board action, and to offer advice and assistance to the company's executive team.

Other business experience in the past three years:

- **Employer:** Riders Share
  Title: Former Director
  Dates of Service: September 01, 2018 - February 01, 2020
  Responsibilities: I joined the board of Riders Share in 2018, and left the board in 2020. My fund is an investor in Riders Share, and I am also an investor personally. As a board member, my duties were to attend monthly board meetings to deal with matters that require board action, and to offer advice and assistance to the company's executive team.

Other business experience in the past three years:

- **Employer:** First Choice Pet Care
  Title: Former Director
  Dates of Service: June 01, 2016 - February 01, 2020
  Responsibilities: I joined the board of Riders Share in 2016, and left the board in 2020. I was an investor in First Choice Pet Care. As a board member, my duties were to attend monthly board meetings to deal with matters that require board action, and to offer advice and assistance to the company's executive team. The company filed for bankruptcy in 2020, and the company was liquidated. It not longer operates.

Name: Matt Gase

Matt Gase's current primary role is with Franklin Barbecue LLC. Matt Gase currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: March 14, 2011 - Present
  Responsibilities: Board of Directors--Advise and Govern. Does not currently receive a salary vise and Govern. Does not currently receive a salary and serves approximately 0-2 hours per week for the company.

Other business experience in the past three years:

- **Employer:** Franklin Barbecue LLC
  Title: Chief Utility Executive
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Senior Leadership

Other business experience in the past three years:

- **Employer:** Lantana Foods
  Title: CEO
  Dates of Service: December 01, 2015 - July 01, 2019
  Responsibilities: Senior Leadership

Other business experience in the past three years:

- **Employer:** Third Craft Partners
  Title: Operating Advisor
  Dates of Service: October 15, 2019 - Present
  Responsibilities: duties are to deal to offer advice and assistance to the company's executive team.

Other business experience in the past three years:

- **Employer:** Louisiana Fish Fry
  Title: Former Director
  Dates of Service: February 01, 2017 - November 30, 2021
  Responsibilities: duties are to attend quarterly board meetings to deal with matters that require board action, and to offer advice and assistance to the company's executive team.

Other business experience in the past three years:

- **Employer:** HeatGenie
  Title: Director
  Dates of Service: June 01, 2009 - Present
  Responsibilities: duties are to attend quarterly board meetings to deal with matters that require board action, and to offer advice and assistance to the company's executive team.

Other business experience in the past three years:

- **Employer:** SNS Tech
  Title: Director
  Dates of Service: November 01, 2020 - Present
  Responsibilities: duties are to attend quarterly board meetings to deal with

matters that require board action, and to offer advice and assistance to the company's executive team.

Other business experience in the past three years:

- **Employer:** Naturally Austin
  Title: Director
  Dates of Service: January 01, 2018 - Present
  Responsibilities: duties are to attend quarterly board meetings to deal with matters that require board action, and to offer advice and assistance to the company's executive team.

Name: Joe Canterbury

Joe Canterbury's current primary role is with Chaucer Global. Joe Canterbury currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: May 27, 2015 - Present
  Responsibilities: Board of Directors--Advise and Govern. Does not currently receive a salary vise and Govern. Does not currently receive a salary and serves approximately 0-2 hours per week for the company.

Other business experience in the past three years:

- **Employer:** Chaucer Global
  Title: Founder
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Chief Executive

Other business experience in the past three years:

- **Employer:** TopGolf Southeast Asia
  Title: Co-Founder and Director
  Dates of Service: June 01, 2020 - Present
  Responsibilities: duties were to attend monthly board meetings to deal with matters that require board action, and to offer advice and assistance to the company's executive team.

Other business experience in the past three years:

- **Employer:** Sports Entertainment Asia; TopGolf China

Title: Co-Founder and Director
Dates of Service: May 01, 2019 - Present
Responsibilities: duties were to attend monthly board meetings to deal with matters that require board action, and to offer advice and assistance to the company's executive team.

Other business experience in the past three years:

- **Employer:** Tiff's Treats Cookie Delivery
  Title: Board of Advisors
  Dates of Service: August 01, 2014 - Present
  Responsibilities: duties were to attend monthly board meetings to deal with matters that require board action, and to offer advice and assistance to the company's executive team.

Other business experience in the past three years:

- **Employer:** FastMed China
  Title: Co-Founder and Director
  Dates of Service: June 01, 2017 - Present
  Responsibilities: duties were to attend monthly board meetings to deal with matters that require board action, and to offer advice and assistance to the company's executive team.

Other business experience in the past three years:

- **Employer:** HeatGenie
  Title: Director
  Dates of Service: May 01, 2015 - Present
  Responsibilities: duties were to attend monthly board meetings to deal with matters that require board action, and to offer advice and assistance to the company's executive team.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Food & Beverage, Technology, and Consumer Products Industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Non-Voting Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if

the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best

estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, self-heating food and beverage packaging. Our revenues are therefore dependent upon the market for self-heating beverage packaging.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies'

businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other packaging and product innovations. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
HeatGenie, Inc was formed on 7/27/2007. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HeatGenie, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Self-Heating Beverage Packaging is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns more than 10 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that

unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal,

human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

A member of the Company's board of directors has served on the board of directors of other companies with prior bankruptcies
HeatGenie, Inc. board member David Steakley was involved in a 2020 bankruptcy while he served as a board member for First Choice Pet Care. The amount claimed in the filing was $332,038 and in 2020 the amount of $294,038 was discharged. There is some level of risk in investing in a company that is managed by persons who have undergone prior business-related bankruptcies.

A member of the Company's board of directors was involved in prior litigation while working for another company.
HeatGenie, Inc. board member David Steakley was named as a co-defendant in three lawsuits while serving as a board member for Texas HALO Fund, which was also named as a co-defendant. The lawsuits were brought by the former managing director of Texas HALO Fund claiming he was wrongfully removed from its board. All three lawsuits, the first of which was filed in 2015, were found in favor of the co-defendants and a final settlement agreement was reached between the parties in 2018. There is some level of risk in investing in a company that is managed by persons who have prior business-related litigation.

The Company has made investments in a related corporate entity
Members of HeatGenie, Inc.'s management team, Mark Turner and Mattew Gase, both serve on the board of directors for SNS Technologies, LLC. There are no operational or business connections with SNS Technologies but the Company has invested in, and has significant influence over, SNS Technologies. This investment has a deficit balance of $352,120 of December 31, 2021, and is categorized as a long-term liability

in the Company's financial statement.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company’s holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Texas Treasury Safekeeping Trust Company	1,996,000	Unknown	
Texas Treasury Safekeeping Trust Company	1,613,883	Series C Preferred Stock	
Texas Treasury Safekeeping Trust Company	3,082,560	Series B Preferred Stock	20.33%
Texas Treasury Safekeeping Trust Company	1,996,000	Class A Voting Common Stock	
Texas Treasury Safekeeping Trust Company	50,000	2019 LTIP Stock Options	

The Company's Securities

The Company has authorized Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Class A Voting Common Stock, Class B Non-Voting Common Stock, 2009 LTIP Stock Options, and 2019 LTIP Stock Options. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,566,666 of Class B Non-Voting Common Stock.

Series A-1 Preferred Stock

The amount of security authorized is 1,587,925 with a total of 1,246,719 outstanding.

Voting Rights

Each holder of issued preferred shall be entitled, notwithstanding any provision hereof to the contrary, to notice of any shareholders' meeting in accordance with the bylaws of the corporation. Fractional votes shall not, however, be permitted and any fractional voting rights shall be rounded to the nearest whole number (with one-half rounded upward to one).

Material Rights

1,246,719 total shares issued and outstanding, converting at 1.2493 to 1 to equal 997,895 shares fully diluted.

2. Dividends.

(a) The holders of shares of Series C Preferred shall be entitled to receive, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Series B Preferred, Common Stock or any other securities ranking junior to the Series C Preferred with respect to dividends, dividends on each share of Series C Preferred at the rate of 8.0% of the Initial Series C Issuance Price (as defined below) per annum when, as and if declared by the Board of Directors of the Corporation (the "Board"). Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series C Preferred, either in cash or in additional shares of Series C Preferred (valued, for such purpose, at the applicable Initial Series C Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Series B Preferred (collectively, the "Prior Issued Preferred") pursuant to Section 2(b) or 2(c) below or on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series C Preferred have been paid or set apart for payment.

(b) After the payment or setting aside for payment of the dividends described in the first sentence of Section 2(a) with respect to the Series C Preferred, the holders of shares of Series B Preferred shall be entitled to receive, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred, Common Stock or any other securities ranking junior to the Series B Preferred with respect to dividends, dividends on each share of Series B Preferred at the rate of 8.0% of the Initial Series B Issuance Price (as defined below) per annum when, as and if declared by the Board. Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series B Preferred, either in cash or in additional shares of Series B Preferred (valued, for such purpose, at the applicable Initial Series B Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Series A-1 Preferred, Series A-2 Preferred or Series A-3 Preferred or Series B Preferred (collectively, the "Series A Issued Preferred") pursuant to Section 2(c) below or on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series B Preferred have been paid or set apart for payment.

(c) After the payment or setting aside for payment of the dividends described in the first sentence of Section 2(a) with respect to the Series C Preferred and the first sentence of Section 2(b) with respect to the Series B Preferred, the holders of shares of the Series A Issued Preferred shall be entitled to receive, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which

appropriate adjustment is made hereunder) on the Common Stock or any other securities ranking junior to the Series A Issued Preferred with respect to dividends, dividends on each share of Series A Issued Preferred at the rate of 8.0% of the respective Initial Issuance Price (as defined below) of such series of Series A Issued Preferred per annum when, as and if declared by the Board. Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series A Issued Preferred, either in cash or in additional shares of the same series of Series A Issued Preferred for which such dividend relates (valued, for such purpose, at the applicable Initial Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series A Issued Preferred have been paid or set apart for payment.

(d) After the payment or setting aside for payment of the dividends described in the first sentence of Section 2(a), the first sentence of Section 2(b) and the first sentence of Section 2(c), any additional dividends (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) declared or paid in any year shall be declared or paid on the Issued Preferred and Common Stock on a pari passu basis (with each share of Issued Preferred treated on an as-converted-to Class A Voting Common Stock basis for such purpose).

(e) Any dividend or distribution that is declared by the Corporation and payable with assets of the Corporation other than cash shall be valued in accordance with the provisions of Subsection 3(f) below.

3. Liquidation Rights.

(a) Series C Preferred Preference. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (each, a "Liquidation Event"), before any distribution or payment shall be made to the holders of the Prior Issued Preferred or Common Stock, each holder of Series C Preferred shall be entitled to be paid out of the assets of the Corporation an amount per share in cash equal to the sum of $0.821 (the "Initial Series C Issuance Price") (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Series C Preferred) and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series C Preferred is entitled to receive under this Section 3(a) is hereunder referred to as the "Series C Stock Preference." If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series C Preferred of the Series C Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series C Preferred then outstanding in proportion to the full Series C Stock Preference to which each such holder is otherwise entitled to receive.

(b) Series B Preferred Preference. Upon any Liquidation Event and after the payment

of the full Series C Stock Preference as set forth in Section 3(a) above but before any distribution or payment shall be made to the holders of the Series A Issued Stock or Common Stock, each holder of Series B Preferred shall be entitled to be paid out of the assets of the Corporation an amount per share in cash equal to the sum of $0.5596 (the "Initial Series B Issuance Price") (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Series B Preferred) and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series B Preferred is entitled to receive under this Section 3(b) is hereunder referred to as the "Series B Stock Preference." If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series B Preferred of the Series B Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series B Preferred then outstanding in proportion to the full Series B Stock Preference to which each such holder is otherwise entitled to receive.

(c) Preference on the Series A Issued Preferred. Upon any Liquidation Event and after the payment of the full Series C Stock Preference as set forth in Section 3(a) above and the full Series B Stock Preference as set forth in Section 3(b) above, but before any distribution or payment shall be made to the holders of the Common Stock, each holder of the Series A Issued Preferred shall be entitled to be paid out of the assets of the Corporation an amount in case per share equal to: (i) with respect to the Series A-1 Preferred, the sum of $0.381 for each outstanding share of Series A-1 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Initial Series A-1 Issuance Price"), and an amount equal to all declared but unpaid dividends on such share, (ii) with respect to the Series A-2 Preferred, the sum of $0.5972 for each outstanding share of Series A-2 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Initial Series A-2 Issuance Price"), and an amount equal to all declared but unpaid dividends on such share; and (iii) with respect to the Series A-3 Preferred, the sum of $0.40 for each outstanding share of Series A-3 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Initial Series A-3 Issuance Price"; and referred to herein collectively with the Initial Series C Issuance Price, Initial Series B Issuance Price, Initial Series A-2 Issuance Price and Initial Series A-1 Issuance Price as the "Initial Issuance Price"), and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series A Issued Preferred is entitled to receive under this Section 3(c) is hereunder referred to as the "Series A Stock Preference." If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series A Issued Preferred of the Series A Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Issued Preferred then outstanding in proportion to the full Series A Stock Preference to which each such holder is otherwise entitled to receive.

(d) Remaining Assets. After the payment of the full Series C Stock Preference, Series B Stock Preference and Series A Stock Preference as set forth in Sections 3(a), 3(b) and

3(c) above, the assets of the Corporation legally available for distribution, if any, shall be distributed on a pari passu basis to the holders of the Issued Preferred and Common Stock (with each share of Issued Preferred treated on an as-converted-to Class A Voting Common Stock basis for such purpose).

(e) Additional Liquidation Events. The following events shall each be considered a Liquidation Event under this Section 3 unless otherwise determined by the holders of at least 67% of the then outstanding shares of Issued Preferred:

(i) any consolidation or merger of the Corporation with or into any other corporation or Person (as defined below), or any other corporate reorganization, in which the shareholders of the Corporation immediately prior to such consolidation, merger, reorganization, or any similar corporate transaction, own not less than a majority of the Corporation's voting power immediately after such consolidation, merger or reorganization, or any other transaction or series of related transactions to which the Corporation is a party in which in excess of a majority of the Corporation's voting power is transferred, excluding any consolidation or merger effected exclusively to change the domicile of the Corporation (each, an "Acquisition"); or

(ii) any sale, exclusive license, lease, conveyance or other disposition of all or substantially all of the assets of the Corporation (measured either by book value in accordance with U.S. generally accepted accounting principles consistently applied or by Fair Market Value (as defined below) at the time of the transaction) to a third party in any transaction or series of related transactions (an "Asset Transfer").

(f) Valuation of Consideration. If the consideration received by the Corporation is other than cash in connection with any of the events set forth above, its value will be deemed its fair market value ("Fair Market Value") on the closing date of any such event, as determined in good faith by the Board.

(g) Notice of Liquidation Event. The Corporation shall give each record holder of Issued Preferred written notice of any impending Liquidation Event no later than 20 days prior to the shareholders' meeting called to approve such transaction, or 20 days prior to the closing of such Liquidation Event, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Event. The first of such notices shall describe the material terms and conditions of the impending Liquidation Event (including, without limitation, the amount of proceeds to be paid to each share in connection with the Liquidation Event) and the provisions of this Section 3, and the Corporation shall thereafter give such holders prompt notice of any material changes to the information set forth in such notice. The Liquidation Event shall in no event take place sooner than 20 days after the Corporation has given the first notice provided for herein or sooner than 20 days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Issued Preferred that are entitled to such notice rights or similar notice rights and that represent at least 67% of the then outstanding shares of Issued Preferred.

(h) Effect of Noncompliance. If the requirements of Section 3(g) are not complied

with, the Corporation shall forthwith either cause the closing of the transaction to be postponed until such requirements have been complied with, or cancel such transaction, in which event the respective rights, preferences and privileges of the holders of the Issued Preferred shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Section 3(g) hereof.

4. Redemption. No shares of any series of the Issued Preferred shall be entitled to redemption rights.

5. Conversion. The holders of Issued Preferred shall have the following conversion rights (the “Conversion Rights”):

(a) Optional Conversion. Shares of Series A-1 Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series A-1 Preferred, by dividing the (A) Initial Series A-1 Issuance Price by (B) the Series A-1 Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series A-1 Preferred (the “Series A Conversion Price”) is $0.476; provided, however, that the Series A-1 Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series A-2 Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series A-2 Preferred, by dividing the (A) Initial Series A-2 Issuance Price by (B) the Series A-2 Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series A-2 Preferred (the “Series A-2 Conversion Price”) shall be $0.6725; provided, however, that the Series A-2 Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series A-3 Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series A-3 Preferred, by dividing the (A) Initial Series A-3 Issuance Price by (B) the Series A-3 Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series A-3 Preferred (the “Series A-3 Conversion Price”) shall be $0.36352; provided, however, that the Series A-3 Conversion Price shall be subject to adjustment as set forth in

Sections 5(d), (e), (f) and (g) below.

Shares of Series B Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series B Preferred, by dividing the (A) Initial Series B Issuance Price by (B) the Series B Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series B Preferred (the "Series B Conversion Price") shall be $0.5596; provided, however, that the Series B Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series C Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series C Preferred, by dividing the (A) Initial Series C Issuance Price by (B) the Series C Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series C Preferred (the "Series C Conversion Price") shall be $0.821; provided, however, that the Series C Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

The Series A-1 Conversion Price, Series A-2 Conversion Price, Series A-3 Conversion Price, Series B Conversion Price and Series C Conversion Price are sometimes respectively referred to herein as the "Applicable Conversion Price".

(b) Automatic Conversion. Each share of Issued Preferred shall automatically be converted by the Corporation into shares of Class A Voting Common Stock in the manner provided in Section 5(a) for such series of Issued Preferred using the Applicable Conversion Price in effect immediately prior thereto upon the earlier of: (i) the Corporation's sale of Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), resulting in aggregate gross proceeds (after deducting applicable underwriting discounts and commissions and expenses relating to the offering) of at least $30,000,000; provided, however, that the per share offering price is at least three (3) times the then Series C Conversion Price (a "Qualified Public Offering"), or (ii) the date specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of such series of Issued Preferred. The date on which such conversion is required pursuant to this Section 5(b) shall hereinafter be referred to as the "Mandatory Conversion Date."

(c) Mechanics of Conversion. Before any holder of Issued Preferred shall be entitled to convert the same into shares of Class A Voting Common Stock pursuant to Section

5(a) above or upon the occurrence of the events specified in Section 5(b) above, as the case may be, such holder shall surrender the certificate or certificates therefor, duly endorsed (or deliver a customary affidavit of loss with indemnity satisfactory to the Corporation) at the principal corporate office of the Corporation or any transfer agent for the Issued Preferred, and in the case of Section 5(a) above, shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Voting Common Stock are to be issued; provided, however, that any failure by a holder to comply with these provisions shall not have any effect on the automatic conversion of such holder's shares, which shall in any event convert in accordance with Section 5(b) above. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of the Issued Preferred, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class A Voting Common Stock to which such holder shall be entitled as aforesaid. The issuance of certificates for shares of Class A Voting Common Stock upon conversion of the Issued Preferred shall be made without charge to the holders of the Issued Preferred for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such conversion and the related issuance of the Class A Voting Common Stock. Such conversion shall be deemed to have been made, in the case of a conversion pursuant to Section 5(a), immediately prior to the close of business on the date of such surrender of the shares of the Issued Preferred to be converted, and, in the case of a conversion pursuant to Section 5(b), as of the opening of business on the Mandatory Conversion Date, and the person or persons entitled to receive the shares of Class A Voting Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Voting Common Stock as of such date. Upon conversion of shares of Issued Preferred into Class A Voting Common Stock, the Corporation shall take all such actions as are necessary in order to ensure that such shares of Class A Voting Common Stock are validly issued, fully paid and nonassessable, and are free and clear of all liens, taxes, charges or encumbrances with respect to the issuance thereof. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act, the conversion shall be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person or persons entitled to receive the Class A Voting Common Stock upon conversion of the Issued Preferred shall not be deemed to have converted such Issued Preferred until immediately prior to the closing of such sale of securities.

(d) Adjustments to the Conversion Prices for Certain Dilutive Issuances.

(i) Special Definitions. For purposes of this Section 5, the following definitions shall apply:

(A) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 5(d)(iii), deemed to be issued) by the Corporation after the date of the filing of this Fifth Restated Certificate of Formation (the "Fifth Restated Certificate Filing Date"), other than:

(1) shares of Class A Common Stock issued or issuable upon conversion of shares of Issued Preferred;

(2) up to 4,260,000 Shares of Class B Non-Voting Common Stock;

(3) shares of Common Stock issued or issuable upon the exercise of warrants to purchase Series A-1 Preferred or warrants to purchase Series A-2 Preferred that are outstanding on the Fifth Restated Certificate Filing Date;

(4) shares of Class A Voting Common Stock issued or issuable to officers, directors or employees of, or advisors, consultants or other service providers to, the Corporation pursuant to the Corporation's 2019 Long-Term Incentive Plan, as the same may be amended from time to time in accordance with the terms thereof;

(5) shares of Common Stock issued or issuable as a dividend or distribution on the issued and outstanding shares of the Issued Preferred;

(6) shares of Common Stock issued or issuable by reason of a dividend, stock split, combination, recapitalization, reclassification, reorganization, merger, consolidation or other change that is covered by Section 5(e), 5(f), 5(g), 5(h), 5(i) or 5(j) below;

(7) shares of Common Stock issued or issuable upon the exercise of warrants issued to banks or equipment lessors, or in connection with similar credit arrangements; provided, each such issuance is primarily for other than equity financing purposes and is approved by the Board, including at least one Preferred Director (as defined below);

(8) shares of Common Stock issued or issuable upon the exercise of warrants issued in connection with collaboration, technology license, development, distribution, manufacturing or other similar corporate or strategic partnering agreements; provided, that each such issuance is approved by the Board, including at least one Preferred Director;

(9) shares of Common Stock issued or issuable upon the exercise of warrants issued in connection with bona fide business acquisitions of or by the Corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise; provided, that each such business acquisition is approved by the Board, including at least one Preferred Director;

(10) shares of Common Stock issued in connection with a Qualified IPO; or

(11) shares of Common Stock for which adjustment of the Applicable Conversion Price has previously been made pursuant to Section 5(d)(iv).

(B) "Convertible Securities" shall mean any evidences of indebtedness, shares (other than Common Stock or Issued Preferred) or other securities convertible into or exchangeable for Common Stock.

(C) "Options" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities.

(D) “Preferred Director” shall mean a director who has been designated to serve as a member of the Board by (i) the holders of the Series C Preferred, voting or acting as a class and series of shares separate from all other classes and series of shares of capital stock of the Corporation (the “Series C Preferred Director”), (ii) the holders of the Series B Preferred, voting or acting as a class and series of shares separate from all other classes and series of shares of capital stock of the Corporation (the “Series B Preferred Director”), or (iii) the holders of the Series A Issued Preferred, voting or acting together as a single class on an as-converted basis separate from all other classes and series of shares of capital stock of the Corporation, under the terms of the Third Amended and Restated Voting Agreement dated on or about July 27, 2017 (the “Voting Agreement”), among the Corporation, the holders of the Issued Preferred and certain holders of the Class A Voting Common Stock, as the same may be amended, a copy of which will be provided to any shareholder of record of the Corporation without charge upon such holder’s written request therefor made to the Corporation’s Secretary.

(ii) No Adjustment of Conversion Prices. Notwithstanding any provision herein to the contrary, no adjustment in the Applicable Conversion Price of any series of the Issued Preferred shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share (determined pursuant to Section 5(d)(v) hereof) for an Additional Share of Common Stock issued or deemed to be issued by the Corporation is less than the Applicable Conversion Price for such series of Issued Preferred in effect on the date of, and immediately prior to, such issuance.

(iii) Deemed Issuance of Additional Shares of Common Stock. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities then entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein designed to protect against dilution) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issuance or, in case such a record date shall have been fixed, as of the close of business on such record date; provided, further, that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(A) no further adjustments in the Applicable Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(B) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Corporation, or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Applicable Conversion Price computed upon the original issuance thereof (or upon the occurrence of a record date with respect

thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities (provided, however, that no such adjustment of the Applicable Conversion Price shall affect Class A Voting Common Stock previously issued upon conversion of any shares of the Issued Preferred); and

(C) no readjustment pursuant to clause (A) or (B) above shall have the effect of increasing the Applicable Conversion Price to an amount that exceeds the lesser of (1) such Applicable Conversion Price on the Series C Issuance Date and (2) the Applicable Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the Fifth Restated Certificate Filing Date and such readjustment date.

(iv) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 5(d)(iii)) without consideration or for consideration per share less than the Applicable Conversion Price for a series of Issued Preferred in effect on the date of and immediately prior to such issue, then such Applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Applicable Conversion Price then in effect by a fraction, (A) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at the Applicable Conversion Price in effect immediately prior to such issuance, and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of such Additional Shares of Common Stock so issued. For purposes of the above calculation, the number of shares of Common Stock outstanding immediately prior to such issuance shall be calculated on a fully diluted basis, as if all Convertible Securities had been fully converted into shares of Common Stock and any outstanding Options bearing an exercise price that is lower than the price at which the Additional Shares of Common Stock were issued had been fully exercised (and the resulting securities fully converted into shares of Common Stock, if so convertible) as of such date.

(v) Determination of Consideration. For purposes of this Section 5(d), the consideration received by the Corporation in connection with the issuance of any Additional Shares of Common Stock shall be computed as follows:

(A) Cash and Property. Such consideration shall:

(1) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest or accrued dividends;

(2) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issuance, as determined in good faith by the Board; and

(3) in the event Additional Shares of Common Stock are issued together with other securities or property of the Corporation for consideration which covers both cash and property, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as determined in good faith by the Board.

(B) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 5(d)(iii) relating to Options and Convertible Securities shall be determined by dividing:

(1) the total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(2) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) issuable upon the exercise of such Options or conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(e) Adjustment for Stock Splits and Combinations. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date effects a subdivision (by any stock split or otherwise) of the outstanding Class A Voting Common Stock without a corresponding subdivision of an applicable series of the Issued Preferred, then the Applicable Conversion Price of such series of the Issued Preferred that did not have a corresponding subdivision as in effect immediately before such subdivision shall be proportionately decreased. Conversely, in the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date combines the outstanding shares of Class A Voting Common Stock into a smaller number of shares without a corresponding combination of an applicable series of the Issued Preferred, then the Applicable Conversion Price of such series of the Issued Preferred that did not have a corresponding combination in effect immediately before such combination shall be proportionately increased. Any adjustment under this Section 5(e) shall become effective at the close of business on the date such subdivision or combination becomes effective.

(f) Adjustment for Common Stock Dividends and Distributions. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date declares, or fixes a record date for the determination of holders of Common Stock

entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, in each such event the Applicable Conversion Price of each series of Issued Preferred then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying such Applicable Conversion Price then in effect by a fraction (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date and (ii) the denominator of which is (A) the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, plus (B) the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 5(f) to reflect the actual payment of such dividend or distribution.

(g) Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than shares of Common Stock) or in cash or other property (other than cash out of earnings or earned surplus, determined in accordance with generally accepted accounting principles), then and in each such event provision shall be made so that the holder of each share of Issued Preferred shall receive upon conversion of such share of Issued Preferred, in addition to the number of shares of Class A Voting Common Stock issuable in connection therewith, the kind and amount of securities of the Corporation and/or cash and other property that such holder would have been entitled to receive had such share of Issued Preferred been converted into Class A Voting Common Stock on the date of such event and had such holder thereafter, during the period from the date of such event to and including the date of conversion, retained any such securities and/or other property receivable, giving application to all adjustments called for during such period under this Section 5 with respect to the rights of such holder.

(h) Adjustments for Recapitalizations, Reclassifications or Other Changes. If at any time after the Fifth Restated Certificate Filing Date, the Class A Voting Common Stock issuable upon the conversion of a series of the Issued Preferred is changed into the same or a different number of shares of any other class or classes of stock, whether by recapitalization, reclassification or otherwise (other than an Acquisition or Asset Transfer or a subdivision, combination, or reorganization provided for elsewhere in this Section 5), in any such event each holder of shares of such series of Issued Preferred shall have the right thereafter to convert such shares into the kind and amount of stock and other securities and property that would be receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Class A Voting Common Stock into which such shares of Issued Preferred could have been converted immediately prior to such recapitalization, reclassification

or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(i) Adjustments for Reorganizations, Mergers or Consolidations. If at any time after the Fifth Restated Certificate Filing Date, there is a capital reorganization of the Class A Voting Common Stock or a merger or consolidation of the Corporation with or into another Person (other than an Acquisition or Asset Transfer) as a part of such capital reorganization, merger or consolidation, provision shall be made so that the holders of each series of the Issued Preferred shall thereafter be entitled to receive upon conversion of such Issued Preferred the number of shares of stock or other securities or property of the Corporation or otherwise to which a holder of Class A Voting Common Stock, deliverable upon conversion thereof, would have been entitled on such capital reorganization, merger or consolidation, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of each series of the Issued Preferred after such capital reorganization, merger or consolidation to the end that the provisions of this Section 5 (including adjustment of the Applicable Conversion Price of such series of Issued Preferred) then in effect and the number of shares issuable upon conversion of such series of the Issued Preferred, shall be applicable after that event and be as nearly equivalent as practicable.

(j) Adjustment Threshold and Recording. No adjustment in the Applicable Conversion Price of any series of the Issued Preferred need be made if such adjustment would result in a change in such Applicable Conversion Price of less than $0.001. Any adjustment of less than $0.001 which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of $0.001 or more in the Applicable Conversion Price. All calculations under this Section 5 shall be made to the nearest one thousandth of a cent ($0.00001) or to the nearest one hundredth (1/100) of a share, as the case may be.

(k) No Impairment. The Corporation shall not, by amendment of this Fifth Amended and Restated Certificate of Formation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or otherwise, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Issued Preferred against impairment.

(l) No Fractional Shares. No fractional shares shall be issued upon the conversion of any share or shares of Issued Preferred, and the number of shares of Class A Voting Common Stock to be issued shall be rounded to the nearest whole share (with 0.5 of a share rounded down). Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Issued Preferred which the holder is at the time converting into Class A Voting Common

Stock and the number of shares of Class A Voting Common Stock issuable upon such aggregate conversion.

(m) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Applicable Conversion Price of any series of Issued Preferred pursuant to this Section 5, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such series of Issued Preferred a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Issued Preferred, furnish or cause to be furnished to such holder a certificate setting forth (A) such adjustment and readjustment, (B) the Applicable Conversion Price of each series of Issued Preferred at the time in effect and (C) the number of shares of Class A Voting Common Stock and the amount of other property, if any, which at the time would be received upon the conversion of a share of each series of the Issued Preferred.

(n) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Voting Common Stock, solely for the purpose of effecting the conversion of the shares of Issued Preferred, such number of its shares of Class A Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Issued Preferred, and if at any time the number of authorized but unissued shares of Class A Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Issued Preferred, in addition to such other remedies as shall be available to the holder of such Issued Preferred, the Corporation shall take such corporate action as may be necessary, in the reasonable opinion of its counsel, to increase its authorized but unissued shares of Class A Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, using its best efforts to obtain the requisite shareholder approval of any necessary amendment to this Fifth Restated Certificate of Formation.

(o) Notices. Any notice, request, demand or other communication required or permitted to be given to a holder of Issued Preferred pursuant to the provisions of this Fifth Amended and Restated Certificate of Formation will be in writing and will be effective and deemed given under this Section 5 on the earliest of: (i) the date of personal delivery, (ii) the date of transmission by facsimile, with confirmed transmission and receipt, (iii) two days after deposit with a nationally-recognized courier or overnight service and (iv) five days after mailing via certified mail, return receipt requested. All notices not delivered personally or by facsimile will be sent with postage and other charges prepaid and properly addressed to the party to be notified at the address set forth for such party in the records of the Corporation. Any holder of Issued Preferred (and such holder's permitted assigns) may change such holder's address for receipt of future notices hereunder by giving written notice to the Corporation.

6. Voting Rights.

(a) General. Each share of Class A Voting Common Stock shall be entitled to one (1) vote on all matters presented to the Corporation's shareholders. Each share of Class B Non-Voting Common Stock shall not be entitled to vote on matters presented to the Corporation's shareholders except as required by law. Except as otherwise provided herein or required by law, holders of the Issued Preferred shall be entitled to vote together with the shares of Class A Voting Common Stock of the Corporation, and not as a separate class, on all matters submitted to a vote of the holders of shares of Class A Voting Common Stock, and may act by written consent in the same manner as the Class A Voting Common Stock, with each holder of shares of Issued Preferred entitled to the number of votes as shall be equal to the number of shares of Class A Voting Common Stock into which such holder's aggregate number of shares of Issued Preferred are convertible pursuant to Section 5 immediately after the close of business on the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken. Each holder of Issued Preferred shall be entitled, notwithstanding any provision hereof to the contrary, to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula shall be rounded to the nearest whole number (with one-half rounded upward to one).

(b) Preferred Stock Protective Provisions Relating to the Issued Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Issued Preferred are outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least (x) a majority of the then outstanding shares of Series B Preferred and Series C Preferred, voting together as a single and separate class on an as-converted-to-Class A Voting Common Stock basis, and (y) a majority of the then outstanding shares of the Series A Issued Preferred, voting together as a single and separate class on an as-converted-to Class A Voting Common Stock basis:

(i) effect any Liquidation Event, Acquisition, Asset Sale or any other merger, reorganization or sale of the Corporation;

(ii) authorize, issue any new, or reclassify any existing class or series of equity securities of the Corporation having any preference or priority with respect to dividends rights, redemption rights, conversion rights, voting rights, or distribution of assets upon a Liquidation Event that is superior to or on parity with any such preference or priority of any series of the Issued Preferred;

(v) authorize the issuance of, or issue, more than 1,200,000 shares of Class A Voting Common Stock of the Corporation, in the aggregate, to officers, directors or employees of, or advisors, consultants or other service providers to, the Corporation under the Corporation's 2019 Long-Term Incentive Plan, or adopt any other stock option or equity plan of the Corporation;

(vi) declare or pay any dividend on, or make any distribution of any assets of the Corporation with respect to, any shares of Common Stock or any other class or series of capital stock of the Corporation other the Issued Preferred;

(vii) redeem, repurchase or otherwise acquire for value (or pay into or set aside for a sinking fund for such purpose) any shares of Common Stock or other series or class of capital stock of the Corporation, other than the repurchase of shares of Common Stock from employees, officers, directors, consultants or other service providers pursuant to agreements to repurchase such stock at cost in connection with the occurrence of certain events, such as the termination of their employment with or services to the Corporation;

(viii) effect any reclassification or recapitalization of the Corporation's capital stock;

(ix) increase the number of authorized directors on the Board of Directors of the Corporation to more than seven (7) or decrease the number of authorized directors on the Board of Directors of the Corporation to less than seven (7);

(x) increase or decrease (other than by conversion) the authorized number of shares of Preferred Stock or Common Stock;

(xi) form or create any subsidiary, whether a corporation, limited liability company, partnership or other entity, of the Corporation other than a wholly owned subsidiary of the Corporation;

(xii) transfer any of the assets of the Corporation to any subsidiary of the Corporation other than a wholly owned subsidiary of the Corporation, or permit any subsidiary of the Corporation to issue or sell, or obligate itself to issue or sell, including, without limitation, by way of merger or consolidation, any stock of such subsidiary except to the Corporation or any wholly owned subsidiary of the Corporation, or permit any subsidiary of the Corporation to do any of the foregoing;

(xiii) incur, assume or become liable for any indebtedness for borrowed money in excess of $500,000 (excluding capitalized leases and debt obligations on work in process and inventory), unless approved by the Board (including the approval or consent of a majority of the Preferred Directors then serving on the Board);

(xiv) effect, or enter into any agreement to consummate, any acquisition or disposition of assets, group of assets or a business entity by the Corporation with a purchase price or sale price of more than $1,000,000, unless approved by the Board (including the approval or consent of a majority of the Preferred Directors then serving on the Board); or

(xv) enter into any contract, arrangement or transaction with an affiliate of the Corporation, including any loans or advances to employees other than advances for travel, entertainment or other similar expenses incurred by the employee in the ordinary course of business or for the payment of salary, unless approved by the Board (including the approval or consent of a majority of the Preferred Directors then serving on the Board).

(c) Preferred Stock Protective Provisions Relating to the Series C Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series C

Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series C Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series C Preferred; or

(ii) increase or decrease the number of authorized shares of Series C Preferred.

(d) Preferred Stock Protective Provisions Relating to the Series B Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series B Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series B Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series B Preferred; or

(ii) increase or decrease the number of authorized shares of Series B Preferred.

(e) Preferred Stock Protective Provisions Relating to the Series A-3 Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series A-3 Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series A-3 Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series A-3 Preferred; or

(ii) increase or decrease the number of authorized shares of Series A-3 Preferred.

(f) Preferred Stock Protective Provisions Relating to the Series A-2 Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series A-2 Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series A-2 Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the

holders of the Series A-2 Preferred; or

(ii) increase or decrease the number of authorized shares of Series A-2 Preferred.

(g) Preferred Stock Protective Provisions Relating to the Series A-1 Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series A-1 Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series A-1 Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series A-1 Preferred; or

(ii) increase or decrease the number of authorized shares of Series A-1 Preferred.

7. Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Issued Preferred, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided, that if the holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class and series of shares represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate, and dividends shall accrue on the shares of Issued Preferred represented by such new certificate from the date to which dividends have been fully paid on such lost, stolen, destroyed or mutilated certificate.

8. No Preemptive Rights. Neither the holders of the Issued Preferred nor the holders of Common Stock shall have preemptive rights to subscribe for any shares of any class or series of stock of the Corporation whether now or hereafter authorized, except and only to the extent provided for in any agreement between the Corporation and any such holders of the Issued Preferred or of the Common Stock.

Series A-2 Preferred Stock

The amount of security authorized is 1,500,000 with a total of 939,922 outstanding.

Voting Rights

Each holder of issued preferred shall be entitled, notwithstanding any provision hereof to the contrary, to notice of any shareholders' meeting in accordance with the bylaws of the corporation. Fractional votes shall not, however, be permitted and any fractional voting rights shall be rounded to the nearest whole number (with one-half

rounded upward to one).

Material Rights

939,922 total shares issued and outstanding, converting at 1.1261 to 1 to equal 834,672 shares fully-diluted.

2. Dividends.

(a) The holders of shares of Series C Preferred shall be entitled to receive, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Series B Preferred, Common Stock or any other securities ranking junior to the Series C Preferred with respect to dividends, dividends on each share of Series C Preferred at the rate of 8.0% of the Initial Series C Issuance Price (as defined below) per annum when, as and if declared by the Board of Directors of the Corporation (the “Board”). Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series C Preferred, either in cash or in additional shares of Series C Preferred (valued, for such purpose, at the applicable Initial Series C Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Series B Preferred (collectively, the “Prior Issued Preferred”) pursuant to Section 2(b) or 2(c) below or on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series C Preferred have been paid or set apart for payment.

(b) After the payment or setting aside for payment of the dividends described in the first sentence of Section 2(a) with respect to the Series C Preferred, the holders of shares of Series B Preferred shall be entitled to receive, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred, Common Stock or any other securities ranking junior to the Series B Preferred with respect to dividends, dividends on each share of Series B Preferred at the rate of 8.0% of the Initial Series B Issuance Price (as defined below) per annum when, as and if declared by the Board. Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series B Preferred, either in cash or in additional shares of Series B Preferred (valued, for such purpose, at the applicable Initial Series B Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Series A-1 Preferred, Series A-2 Preferred or Series A-3 Preferred or Series B Preferred (collectively, the “Series A Issued Preferred”) pursuant to Section 2(c) below or on any shares of Issued Preferred or Common Stock pursuant

to Section 2(d) below unless all dividends declared but unpaid on the Series B Preferred have been paid or set apart for payment.

(c) After the payment or setting aside for payment of the dividends described in the first sentence of Section 2(a) with respect to the Series C Preferred and the first sentence of Section 2(b) with respect to the Series B Preferred, the holders of shares of the Series A Issued Preferred shall be entitled to receive, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Common Stock or any other securities ranking junior to the Series A Issued Preferred with respect to dividends, dividends on each share of Series A Issued Preferred at the rate of 8.0% of the respective Initial Issuance Price (as defined below) of such series of Series A Issued Preferred per annum when, as and if declared by the Board. Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series A Issued Preferred, either in cash or in additional shares of the same series of Series A Issued Preferred for which such dividend relates (valued, for such purpose, at the applicable Initial Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series A Issued Preferred have been paid or set apart for payment.

(d) After the payment or setting aside for payment of the dividends described in the first sentence of Section 2(a), the first sentence of Section 2(b) and the first sentence of Section 2(c), any additional dividends (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) declared or paid in any year shall be declared or paid on the Issued Preferred and Common Stock on a pari passu basis (with each share of Issued Preferred treated on an as-converted-to Class A Voting Common Stock basis for such purpose).

(e) Any dividend or distribution that is declared by the Corporation and payable with assets of the Corporation other than cash shall be valued in accordance with the provisions of Subsection 3(f) below.

3. Liquidation Rights.

(a) Series C Preferred Preference. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (each, a “Liquidation Event”), before any distribution or payment shall be made to the holders of the Prior Issued Preferred or Common Stock, each holder of Series C Preferred shall be entitled to be paid out of the assets of the Corporation an amount per share in cash equal to the sum of $0.821 (the “Initial Series C Issuance Price”) (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Series C Preferred) and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series C Preferred is entitled to receive under

this Section 3(a) is hereunder referred to as the "Series C Stock Preference." If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series C Preferred of the Series C Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series C Preferred then outstanding in proportion to the full Series C Stock Preference to which each such holder is otherwise entitled to receive.

(b) Series B Preferred Preference. Upon any Liquidation Event and after the payment of the full Series C Stock Preference as set forth in Section 3(a) above but before any distribution or payment shall be made to the holders of the Series A Issued Stock or Common Stock, each holder of Series B Preferred shall be entitled to be paid out of the assets of the Corporation an amount per share in cash equal to the sum of $0.5596 (the "Initial Series B Issuance Price") (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Series B Preferred) and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series B Preferred is entitled to receive under this Section 3(b) is hereunder referred to as the "Series B Stock Preference." If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series B Preferred of the Series B Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series B Preferred then outstanding in proportion to the full Series B Stock Preference to which each such holder is otherwise entitled to receive.

(c) Preference on the Series A Issued Preferred. Upon any Liquidation Event and after the payment of the full Series C Stock Preference as set forth in Section 3(a) above and the full Series B Stock Preference as set forth in Section 3(b) above, but before any distribution or payment shall be made to the holders of the Common Stock, each holder of the Series A Issued Preferred shall be entitled to be paid out of the assets of the Corporation an amount in case per share equal to: (i) with respect to the Series A-1 Preferred, the sum of $0.381 for each outstanding share of Series A-1 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Initial Series A-1 Issuance Price"), and an amount equal to all declared but unpaid dividends on such share, (ii) with respect to the Series A-2 Preferred, the sum of $0.5972 for each outstanding share of Series A-2 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Initial Series A-2 Issuance Price"), and an amount equal to all declared but unpaid dividends on such share; and (iii) with respect to the Series A-3 Preferred, the sum of $0.40 for each outstanding share of Series A-3 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Initial Series A-3 Issuance Price"; and referred to herein collectively with the Initial Series C Issuance Price, Initial Series B Issuance Price, Initial Series A-2 Issuance Price and Initial Series A-1 Issuance Price as the "Initial Issuance Price"), and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series A Issued Preferred is entitled to receive under this Section 3(c) is hereunder referred to as the "Series A

Stock Preference.” If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series A Issued Preferred of the Series A Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Issued Preferred then outstanding in proportion to the full Series A Stock Preference to which each such holder is otherwise entitled to receive.

(d) Remaining Assets. After the payment of the full Series C Stock Preference, Series B Stock Preference and Series A Stock Preference as set forth in Sections 3(a), 3(b) and 3(c) above, the assets of the Corporation legally available for distribution, if any, shall be distributed on a pari passu basis to the holders of the Issued Preferred and Common Stock (with each share of Issued Preferred treated on an as-converted-to Class A Voting Common Stock basis for such purpose).

(e) Additional Liquidation Events. The following events shall each be considered a Liquidation Event under this Section 3 unless otherwise determined by the holders of at least 67% of the then outstanding shares of Issued Preferred:

(i) any consolidation or merger of the Corporation with or into any other corporation or Person (as defined below), or any other corporate reorganization, in which the shareholders of the Corporation immediately prior to such consolidation, merger, reorganization, or any similar corporate transaction, own not less than a majority of the Corporation’s voting power immediately after such consolidation, merger or reorganization, or any other transaction or series of related transactions to which the Corporation is a party in which in excess of a majority of the Corporation’s voting power is transferred, excluding any consolidation or merger effected exclusively to change the domicile of the Corporation (each, an “Acquisition”); or

(ii) any sale, exclusive license, lease, conveyance or other disposition of all or substantially all of the assets of the Corporation (measured either by book value in accordance with U.S. generally accepted accounting principles consistently applied or by Fair Market Value (as defined below) at the time of the transaction) to a third party in any transaction or series of related transactions (an “Asset Transfer”).

(f) Valuation of Consideration. If the consideration received by the Corporation is other than cash in connection with any of the events set forth above, its value will be deemed its fair market value (“Fair Market Value”) on the closing date of any such event, as determined in good faith by the Board.

(g) Notice of Liquidation Event. The Corporation shall give each record holder of Issued Preferred written notice of any impending Liquidation Event no later than 20 days prior to the shareholders’ meeting called to approve such transaction, or 20 days prior to the closing of such Liquidation Event, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Event. The first of such notices shall describe the material terms and conditions of the impending Liquidation Event (including, without limitation, the amount of proceeds to be paid to each share in connection with the Liquidation Event) and the provisions of this Section 3, and the Corporation shall thereafter give such holders prompt notice of any

material changes to the information set forth in such notice. The Liquidation Event shall in no event take place sooner than 20 days after the Corporation has given the first notice provided for herein or sooner than 20 days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Issued Preferred that are entitled to such notice rights or similar notice rights and that represent at least 67% of the then outstanding shares of Issued Preferred.

(h) Effect of Noncompliance. If the requirements of Section 3(g) are not complied with, the Corporation shall forthwith either cause the closing of the transaction to be postponed until such requirements have been complied with, or cancel such transaction, in which event the respective rights, preferences and privileges of the holders of the Issued Preferred shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Section 3(g) hereof.

4. Redemption. No shares of any series of the Issued Preferred shall be entitled to redemption rights.

5. Conversion. The holders of Issued Preferred shall have the following conversion rights (the "Conversion Rights"):

(a) Optional Conversion. Shares of Series A-1 Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series A-1 Preferred, by dividing the (A) Initial Series A-1 Issuance Price by (B) the Series A-1 Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series A-1 Preferred (the "Series A Conversion Price") is $0.476; provided, however, that the Series A-1 Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series A-2 Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series A-2 Preferred, by dividing the (A) Initial Series A-2 Issuance Price by (B) the Series A-2 Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series A-2 Preferred (the "Series A-2 Conversion Price") shall be $0.6725; provided, however, that the Series A-2 Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series A-3 Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such

shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series A-3 Preferred, by dividing the (A) Initial Series A-3 Issuance Price by (B) the Series A-3 Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series A-3 Preferred (the "Series A-3 Conversion Price") shall be $0.36352; provided, however, that the Series A-3 Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series B Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series B Preferred, by dividing the (A) Initial Series B Issuance Price by (B) the Series B Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series B Preferred (the "Series B Conversion Price") shall be $0.5596; provided, however, that the Series B Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series C Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series C Preferred, by dividing the (A) Initial Series C Issuance Price by (B) the Series C Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series C Preferred (the "Series C Conversion Price") shall be $0.821; provided, however, that the Series C Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

The Series A-1 Conversion Price, Series A-2 Conversion Price, Series A-3 Conversion Price, Series B Conversion Price and Series C Conversion Price are sometimes respectively referred to herein as the "Applicable Conversion Price".

(b) Automatic Conversion. Each share of Issued Preferred shall automatically be converted by the Corporation into shares of Class A Voting Common Stock in the manner provided in Section 5(a) for such series of Issued Preferred using the Applicable Conversion Price in effect immediately prior thereto upon the earlier of: (i) the Corporation's sale of Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), resulting in aggregate gross proceeds (after deducting applicable underwriting discounts and commissions and expenses relating to the offering) of at least $30,000,000; provided, however, that the per share offering price

is at least three (3) times the then Series C Conversion Price (a "Qualified Public Offering"), or (ii) the date specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of such series of Issued Preferred. The date on which such conversion is required pursuant to this Section 5(b) shall hereinafter be referred to as the "Mandatory Conversion Date."

(c) Mechanics of Conversion. Before any holder of Issued Preferred shall be entitled to convert the same into shares of Class A Voting Common Stock pursuant to Section 5(a) above or upon the occurrence of the events specified in Section 5(b) above, as the case may be, such holder shall surrender the certificate or certificates therefor, duly endorsed (or deliver a customary affidavit of loss with indemnity satisfactory to the Corporation) at the principal corporate office of the Corporation or any transfer agent for the Issued Preferred, and in the case of Section 5(a) above, shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Voting Common Stock are to be issued; provided, however, that any failure by a holder to comply with these provisions shall not have any effect on the automatic conversion of such holder's shares, which shall in any event convert in accordance with Section 5(b) above. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of the Issued Preferred, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class A Voting Common Stock to which such holder shall be entitled as aforesaid. The issuance of certificates for shares of Class A Voting Common Stock upon conversion of the Issued Preferred shall be made without charge to the holders of the Issued Preferred for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such conversion and the related issuance of the Class A Voting Common Stock. Such conversion shall be deemed to have been made, in the case of a conversion pursuant to Section 5(a), immediately prior to the close of business on the date of such surrender of the shares of the Issued Preferred to be converted, and, in the case of a conversion pursuant to Section 5(b), as of the opening of business on the Mandatory Conversion Date, and the person or persons entitled to receive the shares of Class A Voting Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Voting Common Stock as of such date. Upon conversion of shares of Issued Preferred into Class A Voting Common Stock, the Corporation shall take all such actions as are necessary in order to ensure that such shares of Class A Voting Common Stock are validly issued, fully paid and nonassessable, and are free and clear of all liens, taxes, charges or encumbrances with respect to the issuance thereof. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act, the conversion shall be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person or persons entitled to receive the Class A Voting Common Stock upon conversion of the Issued Preferred shall not be deemed to have converted such Issued Preferred until immediately prior to the closing of such sale of securities.

(d) Adjustments to the Conversion Prices for Certain Dilutive Issuances.

(i) Special Definitions. For purposes of this Section 5, the following definitions shall apply:

(A) “Additional Shares of Common Stock” shall mean all shares of Common Stock issued (or, pursuant to Section 5(d)(iii), deemed to be issued) by the Corporation after the date of the filing of this Fifth Restated Certificate of Formation (the “Fifth Restated Certificate Filing Date”), other than:

(1) shares of Class A Common Stock issued or issuable upon conversion of shares of Issued Preferred;

(2) up to 4,260,000 Shares of Class B Non-Voting Common Stock;

(3) shares of Common Stock issued or issuable upon the exercise of warrants to purchase Series A-1 Preferred or warrants to purchase Series A-2 Preferred that are outstanding on the Fifth Restated Certificate Filing Date;

(4) shares of Class A Voting Common Stock issued or issuable to officers, directors or employees of, or advisors, consultants or other service providers to, the Corporation pursuant to the Corporation’s 2019 Long-Term Incentive Plan, as the same may be amended from time to time in accordance with the terms thereof;

(5) shares of Common Stock issued or issuable as a dividend or distribution on the issued and outstanding shares of the Issued Preferred;

(6) shares of Common Stock issued or issuable by reason of a dividend, stock split, combination, recapitalization, reclassification, reorganization, merger, consolidation or other change that is covered by Section 5(e), 5(f), 5(g), 5(h), 5(i) or 5(j) below;

(7) shares of Common Stock issued or issuable upon the exercise of warrants issued to banks or equipment lessors, or in connection with similar credit arrangements; provided, each such issuance is primarily for other than equity financing purposes and is approved by the Board, including at least one Preferred Director (as defined below);

(8) shares of Common Stock issued or issuable upon the exercise of warrants issued in connection with collaboration, technology license, development, distribution, manufacturing or other similar corporate or strategic partnering agreements; provided, that each such issuance is approved by the Board, including at least one Preferred Director;

(9) shares of Common Stock issued or issuable upon the exercise of warrants issued in connection with bona fide business acquisitions of or by the Corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise; provided, that each such business acquisition is approved by the Board, including at least one Preferred Director;

(10) shares of Common Stock issued in connection with a Qualified IPO; or

(11) shares of Common Stock for which adjustment of the Applicable Conversion Price

has previously been made pursuant to Section 5(d)(iv).

(B) “Convertible Securities” shall mean any evidences of indebtedness, shares (other than Common Stock or Issued Preferred) or other securities convertible into or exchangeable for Common Stock.

(C) “Options” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities.

(D) “Preferred Director” shall mean a director who has been designated to serve as a member of the Board by (i) the holders of the Series C Preferred, voting or acting as a class and series of shares separate from all other classes and series of shares of capital stock of the Corporation (the “Series C Preferred Director”), (ii) the holders of the Series B Preferred, voting or acting as a class and series of shares separate from all other classes and series of shares of capital stock of the Corporation (the “Series B Preferred Director”), or (iii) the holders of the Series A Issued Preferred, voting or acting together as a single class on an as-converted basis separate from all other classes and series of shares of capital stock of the Corporation, under the terms of the Third Amended and Restated Voting Agreement dated on or about July 27, 2017 (the “Voting Agreement”), among the Corporation, the holders of the Issued Preferred and certain holders of the Class A Voting Common Stock, as the same may be amended, a copy of which will be provided to any shareholder of record of the Corporation without charge upon such holder’s written request therefor made to the Corporation’s Secretary.

(ii) No Adjustment of Conversion Prices. Notwithstanding any provision herein to the contrary, no adjustment in the Applicable Conversion Price of any series of the Issued Preferred shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share (determined pursuant to Section 5(d)(v) hereof) for an Additional Share of Common Stock issued or deemed to be issued by the Corporation is less than the Applicable Conversion Price for such series of Issued Preferred in effect on the date of, and immediately prior to, such issuance.

(iii) Deemed Issuance of Additional Shares of Common Stock. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities then entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein designed to protect against dilution) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issuance or, in case such a record date shall have been fixed, as of the close of business on such record date; provided, further, that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(A) no further adjustments in the Applicable Conversion Price shall be made upon the

subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(B) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Corporation, or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Applicable Conversion Price computed upon the original issuance thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities (provided, however, that no such adjustment of the Applicable Conversion Price shall affect Class A Voting Common Stock previously issued upon conversion of any shares of the Issued Preferred); and

(C) no readjustment pursuant to clause (A) or (B) above shall have the effect of increasing the Applicable Conversion Price to an amount that exceeds the lesser of (1) such Applicable Conversion Price on the Series C Issuance Date and (2) the Applicable Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the Fifth Restated Certificate Filing Date and such readjustment date.

(iv) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 5(d)(iii)) without consideration or for consideration per share less than the Applicable Conversion Price for a series of Issued Preferred in effect on the date of and immediately prior to such issue, then such Applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Applicable Conversion Price then in effect by a fraction, (A) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at the Applicable Conversion Price in effect immediately prior to such issuance, and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of such Additional Shares of Common Stock so issued. For purposes of the above calculation, the number of shares of Common Stock outstanding immediately prior to such issuance shall be calculated on a fully diluted basis, as if all Convertible Securities had been fully converted into shares of Common Stock and any outstanding Options bearing an exercise price that is lower than the price at which the Additional Shares of Common Stock were issued had been fully exercised (and the resulting securities fully converted into shares of Common Stock, if so convertible) as of such date.

(v) Determination of Consideration. For purposes of this Section 5(d), the

consideration received by the Corporation in connection with the issuance of any Additional Shares of Common Stock shall be computed as follows:

(A) Cash and Property. Such consideration shall:

(1) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest or accrued dividends;

(2) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issuance, as determined in good faith by the Board; and

(3) in the event Additional Shares of Common Stock are issued together with other securities or property of the Corporation for consideration which covers both cash and property, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as determined in good faith by the Board.

(B) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 5(d)(iii) relating to Options and Convertible Securities shall be determined by dividing:

(1) the total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(2) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) issuable upon the exercise of such Options or conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(e) Adjustment for Stock Splits and Combinations. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date effects a subdivision (by any stock split or otherwise) of the outstanding Class A Voting Common Stock without a corresponding subdivision of an applicable series of the Issued Preferred, then the Applicable Conversion Price of such series of the Issued Preferred that did not have a corresponding subdivision as in effect immediately before such subdivision shall be proportionately decreased. Conversely, in the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date combines the outstanding shares of Class A Voting Common Stock into a smaller number of shares without a corresponding combination of an applicable series

of the Issued Preferred, then the Applicable Conversion Price of such series of the Issued Preferred that did not have a corresponding combination in effect immediately before such combination shall be proportionately increased. Any adjustment under this Section 5(e) shall become effective at the close of business on the date such subdivision or combination becomes effective.

(f) Adjustment for Common Stock Dividends and Distributions. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date declares, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, in each such event the Applicable Conversion Price of each series of Issued Preferred then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying such Applicable Conversion Price then in effect by a fraction (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date and (ii) the denominator of which is (A) the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, plus (B) the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 5(f) to reflect the actual payment of such dividend or distribution.

(g) Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than shares of Common Stock) or in cash or other property (other than cash out of earnings or earned surplus, determined in accordance with generally accepted accounting principles), then and in each such event provision shall be made so that the holder of each share of Issued Preferred shall receive upon conversion of such share of Issued Preferred, in addition to the number of shares of Class A Voting Common Stock issuable in connection therewith, the kind and amount of securities of the Corporation and/or cash and other property that such holder would have been entitled to receive had such share of Issued Preferred been converted into Class A Voting Common Stock on the date of such event and had such holder thereafter, during the period from the date of such event to and including the date of conversion, retained any such securities and/or other property receivable, giving application to all adjustments called for during such period under this Section 5 with respect to the rights of such holder.

(h) Adjustments for Recapitalizations, Reclassifications or Other Changes. If at any time after the Fifth Restated Certificate Filing Date, the Class A Voting Common Stock issuable upon the conversion of a series of the Issued Preferred is changed into the

same or a different number of shares of any other class or classes of stock, whether by recapitalization, reclassification or otherwise (other than an Acquisition or Asset Transfer or a subdivision, combination, or reorganization provided for elsewhere in this Section 5), in any such event each holder of shares of such series of Issued Preferred shall have the right thereafter to convert such shares into the kind and amount of stock and other securities and property that would be receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Class A Voting Common Stock into which such shares of Issued Preferred could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(i) Adjustments for Reorganizations, Mergers or Consolidations. If at any time after the Fifth Restated Certificate Filing Date, there is a capital reorganization of the Class A Voting Common Stock or a merger or consolidation of the Corporation with or into another Person (other than an Acquisition or Asset Transfer) as a part of such capital reorganization, merger or consolidation, provision shall be made so that the holders of each series of the Issued Preferred shall thereafter be entitled to receive upon conversion of such Issued Preferred the number of shares of stock or other securities or property of the Corporation or otherwise to which a holder of Class A Voting Common Stock, deliverable upon conversion thereof, would have been entitled on such capital reorganization, merger or consolidation, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of each series of the Issued Preferred after such capital reorganization, merger or consolidation to the end that the provisions of this Section 5 (including adjustment of the Applicable Conversion Price of such series of Issued Preferred) then in effect and the number of shares issuable upon conversion of such series of the Issued Preferred, shall be applicable after that event and be as nearly equivalent as practicable.

(j) Adjustment Threshold and Recording. No adjustment in the Applicable Conversion Price of any series of the Issued Preferred need be made if such adjustment would result in a change in such Applicable Conversion Price of less than $0.001. Any adjustment of less than $0.001 which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of $0.001 or more in the Applicable Conversion Price. All calculations under this Section 5 shall be made to the nearest one thousandth of a cent ($0.00001) or to the nearest one hundredth (1/100) of a share, as the case may be.

(k) No Impairment. The Corporation shall not, by amendment of this Fifth Amended and Restated Certificate of Formation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or otherwise, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking

of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Issued Preferred against impairment.

(l) No Fractional Shares. No fractional shares shall be issued upon the conversion of any share or shares of Issued Preferred, and the number of shares of Class A Voting Common Stock to be issued shall be rounded to the nearest whole share (with 0.5 of a share rounded down). Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Issued Preferred which the holder is at the time converting into Class A Voting Common Stock and the number of shares of Class A Voting Common Stock issuable upon such aggregate conversion.

(m) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Applicable Conversion Price of any series of Issued Preferred pursuant to this Section 5, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such series of Issued Preferred a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Issued Preferred, furnish or cause to be furnished to such holder a certificate setting forth (A) such adjustment and readjustment, (B) the Applicable Conversion Price of each series of Issued Preferred at the time in effect and (C) the number of shares of Class A Voting Common Stock and the amount of other property, if any, which at the time would be received upon the conversion of a share of each series of the Issued Preferred.

(n) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Voting Common Stock, solely for the purpose of effecting the conversion of the shares of Issued Preferred, such number of its shares of Class A Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Issued Preferred, and if at any time the number of authorized but unissued shares of Class A Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Issued Preferred, in addition to such other remedies as shall be available to the holder of such Issued Preferred, the Corporation shall take such corporate action as may be necessary, in the reasonable opinion of its counsel, to increase its authorized but unissued shares of Class A Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, using its best efforts to obtain the requisite shareholder approval of any necessary amendment to this Fifth Restated Certificate of Formation.

(o) Notices. Any notice, request, demand or other communication required or permitted to be given to a holder of Issued Preferred pursuant to the provisions of this Fifth Amended and Restated Certificate of Formation will be in writing and will be effective and deemed given under this Section 5 on the earliest of: (i) the date of personal delivery, (ii) the date of transmission by facsimile, with confirmed transmission and receipt, (iii) two days after deposit with a nationally-recognized

courier or overnight service and (iv) five days after mailing via certified mail, return receipt requested. All notices not delivered personally or by facsimile will be sent with postage and other charges prepaid and properly addressed to the party to be notified at the address set forth for such party in the records of the Corporation. Any holder of Issued Preferred (and such holder's permitted assigns) may change such holder's address for receipt of future notices hereunder by giving written notice to the Corporation.

6. Voting Rights.

(a) General. Each share of Class A Voting Common Stock shall be entitled to one (1) vote on all matters presented to the Corporation's shareholders. Each share of Class B Non-Voting Common Stock shall not be entitled to vote on matters presented to the Corporation's shareholders except as required by law. Except as otherwise provided herein or required by law, holders of the Issued Preferred shall be entitled to vote together with the shares of Class A Voting Common Stock of the Corporation, and not as a separate class, on all matters submitted to a vote of the holders of shares of Class A Voting Common Stock, and may act by written consent in the same manner as the Class A Voting Common Stock, with each holder of shares of Issued Preferred entitled to the number of votes as shall be equal to the number of shares of Class A Voting Common Stock into which such holder's aggregate number of shares of Issued Preferred are convertible pursuant to Section 5 immediately after the close of business on the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken. Each holder of Issued Preferred shall be entitled, notwithstanding any provision hereof to the contrary, to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula shall be rounded to the nearest whole number (with one-half rounded upward to one).

(b) Preferred Stock Protective Provisions Relating to the Issued Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Issued Preferred are outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least (x) a majority of the then outstanding shares of Series B Preferred and Series C Preferred, voting together as a single and separate class on an as-converted-to-Class A Voting Common Stock basis, and (y) a majority of the then outstanding shares of the Series A Issued Preferred, voting together as a single and separate class on an as-converted-to Class A Voting Common Stock basis:

(i) effect any Liquidation Event, Acquisition, Asset Sale or any other merger, reorganization or sale of the Corporation;

(ii) authorize, issue any new, or reclassify any existing class or series of equity securities of the Corporation having any preference or priority with respect to dividends rights, redemption rights, conversion rights, voting rights, or distribution of assets upon a Liquidation Event that is superior to or on parity with any such preference or priority of any series of the Issued Preferred;

(v) authorize the issuance of, or issue, more than 1,200,000 shares of Class A Voting Common Stock of the Corporation, in the aggregate, to officers, directors or employees of, or advisors, consultants or other service providers to, the Corporation under the Corporation's 2019 Long-Term Incentive Plan, or adopt any other stock option or equity plan of the Corporation;

(vi) declare or pay any dividend on, or make any distribution of any assets of the Corporation with respect to, any shares of Common Stock or any other class or series of capital stock of the Corporation other the Issued Preferred;

(vii) redeem, repurchase or otherwise acquire for value (or pay into or set aside for a sinking fund for such purpose) any shares of Common Stock or other series or class of capital stock of the Corporation, other than the repurchase of shares of Common Stock from employees, officers, directors, consultants or other service providers pursuant to agreements to repurchase such stock at cost in connection with the occurrence of certain events, such as the termination of their employment with or services to the Corporation;

(viii) effect any reclassification or recapitalization of the Corporation's capital stock;

(ix) increase the number of authorized directors on the Board of Directors of the Corporation to more than seven (7) or decrease the number of authorized directors on the Board of Directors of the Corporation to less than seven (7);

(x) increase or decrease (other than by conversion) the authorized number of shares of Preferred Stock or Common Stock;

(xi) form or create any subsidiary, whether a corporation, limited liability company, partnership or other entity, of the Corporation other than a wholly owned subsidiary of the Corporation;

(xii) transfer any of the assets of the Corporation to any subsidiary of the Corporation other than a wholly owned subsidiary of the Corporation, or permit any subsidiary of the Corporation to issue or sell, or obligate itself to issue or sell, including, without limitation, by way of merger or consolidation, any stock of such subsidiary except to the Corporation or any wholly owned subsidiary of the Corporation, or permit any subsidiary of the Corporation to do any of the foregoing;

(xiii) incur, assume or become liable for any indebtedness for borrowed money in excess of $500,000 (excluding capitalized leases and debt obligations on work in process and inventory), unless approved by the Board (including the approval or consent of a majority of the Preferred Directors then serving on the Board);

(xiv) effect, or enter into any agreement to consummate, any acquisition or disposition of assets, group of assets or a business entity by the Corporation with a purchase price or sale price of more than $1,000,000, unless approved by the Board (including the approval or consent of a majority of the Preferred Directors then serving on the Board); or

(xv) enter into any contract, arrangement or transaction with an affiliate of the Corporation, including any loans or advances to employees other than advances for travel, entertainment or other similar expenses incurred by the employee in the ordinary course of business or for the payment of salary, unless approved by the Board (including the approval or consent of a majority of the Preferred Directors then serving on the Board).

(c) Preferred Stock Protective Provisions Relating to the Series C Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series C Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series C Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series C Preferred; or

(ii) increase or decrease the number of authorized shares of Series C Preferred.

(d) Preferred Stock Protective Provisions Relating to the Series B Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series B Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series B Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series B Preferred; or

(ii) increase or decrease the number of authorized shares of Series B Preferred.

(e) Preferred Stock Protective Provisions Relating to the Series A-3 Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series A-3 Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series A-3 Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series A-3 Preferred; or

(ii) increase or decrease the number of authorized shares of Series A-3 Preferred.

(f) Preferred Stock Protective Provisions Relating to the Series A-2 Preferred. In

addition to any other vote or consent required herein or by law, for so long as shares of Series A-2 Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series A-2 Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series A-2 Preferred; or

(ii) increase or decrease the number of authorized shares of Series A-2 Preferred.

(g) Preferred Stock Protective Provisions Relating to the Series A-1 Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series A-1 Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series A-1 Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series A-1 Preferred; or

(ii) increase or decrease the number of authorized shares of Series A-1 Preferred.

7. Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Issued Preferred, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided, that if the holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class and series of shares represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate, and dividends shall accrue on the shares of Issued Preferred represented by such new certificate from the date to which dividends have been fully paid on such lost, stolen, destroyed or mutilated certificate.

8. No Preemptive Rights. Neither the holders of the Issued Preferred nor the holders of Common Stock shall have preemptive rights to subscribe for any shares of any class or series of stock of the Corporation whether now or hereafter authorized, except and only to the extent provided for in any agreement between the Corporation and any such holders of the Issued Preferred or of the Common Stock.

Series A-3 Preferred Stock

The amount of security authorized is 2,300,000 with a total of 1,887,433 outstanding.

Voting Rights

Each holder of issued preferred shall be entitled, notwithstanding any provision hereof to the contrary, to notice of any shareholders' meeting in accordance with the bylaws of the corporation. Fractional votes shall not, however, be permitted and any fractional voting rights shall be rounded to the nearest whole number (with one-half rounded upward to one).

Material Rights

1,887,433 total shares issued and outstadning, converting at 1 to 1.100352112676056338028169014 to equal 2,076,836 shares fully-diluted.

2. Dividends.

(a) The holders of shares of Series C Preferred shall be entitled to receive, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Series B Preferred, Common Stock or any other securities ranking junior to the Series C Preferred with respect to dividends, dividends on each share of Series C Preferred at the rate of 8.0% of the Initial Series C Issuance Price (as defined below) per annum when, as and if declared by the Board of Directors of the Corporation (the "Board"). Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series C Preferred, either in cash or in additional shares of Series C Preferred (valued, for such purpose, at the applicable Initial Series C Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Series B Preferred (collectively, the "Prior Issued Preferred") pursuant to Section 2(b) or 2(c) below or on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series C Preferred have been paid or set apart for payment.

(b) After the payment or setting aside for payment of the dividends described in the first sentence of Section 2(a) with respect to the Series C Preferred, the holders of shares of Series B Preferred shall be entitled to receive, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred, Common Stock or any other securities ranking junior to the Series B Preferred with respect to dividends, dividends on each share of Series B Preferred at the rate of 8.0% of the Initial Series B Issuance Price (as defined

below) per annum when, as and if declared by the Board. Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series B Preferred, either in cash or in additional shares of Series B Preferred (valued, for such purpose, at the applicable Initial Series B Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Series A-1 Preferred, Series A-2 Preferred or Series A-3 Preferred or Series B Preferred (collectively, the "Series A Issued Preferred") pursuant to Section 2(c) below or on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series B Preferred have been paid or set apart for payment.

(c) After the payment or setting aside for payment of the dividends described in the first sentence of Section 2(a) with respect to the Series C Preferred and the first sentence of Section 2(b) with respect to the Series B Preferred, the holders of shares of the Series A Issued Preferred shall be entitled to receive, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Common Stock or any other securities ranking junior to the Series A Issued Preferred with respect to dividends, dividends on each share of Series A Issued Preferred at the rate of 8.0% of the respective Initial Issuance Price (as defined below) of such series of Series A Issued Preferred per annum when, as and if declared by the Board. Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series A Issued Preferred, either in cash or in additional shares of the same series of Series A Issued Preferred for which such dividend relates (valued, for such purpose, at the applicable Initial Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series A Issued Preferred have been paid or set apart for payment.

(d) After the payment or setting aside for payment of the dividends described in the first sentence of Section 2(a), the first sentence of Section 2(b) and the first sentence of Section 2(c), any additional dividends (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) declared or paid in any year shall be declared or paid on the Issued Preferred and Common Stock on a pari passu basis (with each share of Issued Preferred treated on an as-converted-to Class A Voting Common Stock basis for such purpose).

(e) Any dividend or distribution that is declared by the Corporation and payable with assets of the Corporation other than cash shall be valued in accordance with the provisions of Subsection 3(f) below.

3. Liquidation Rights.

(a) Series C Preferred Preference. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (each, a "Liquidation Event"), before any distribution or payment shall be made to the holders of the Prior Issued Preferred or Common Stock, each holder of Series C Preferred shall be entitled to be paid out of the assets of the Corporation an amount per share in cash equal to the sum of $0.821 (the "Initial Series C Issuance Price") (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Series C Preferred) and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series C Preferred is entitled to receive under this Section 3(a) is hereunder referred to as the "Series C Stock Preference." If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series C Preferred of the Series C Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series C Preferred then outstanding in proportion to the full Series C Stock Preference to which each such holder is otherwise entitled to receive.

(b) Series B Preferred Preference. Upon any Liquidation Event and after the payment of the full Series C Stock Preference as set forth in Section 3(a) above but before any distribution or payment shall be made to the holders of the Series A Issued Stock or Common Stock, each holder of Series B Preferred shall be entitled to be paid out of the assets of the Corporation an amount per share in cash equal to the sum of $0.5596 (the "Initial Series B Issuance Price") (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Series B Preferred) and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series B Preferred is entitled to receive under this Section 3(b) is hereunder referred to as the "Series B Stock Preference." If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series B Preferred of the Series B Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series B Preferred then outstanding in proportion to the full Series B Stock Preference to which each such holder is otherwise entitled to receive.

(c) Preference on the Series A Issued Preferred. Upon any Liquidation Event and after the payment of the full Series C Stock Preference as set forth in Section 3(a) above and the full Series B Stock Preference as set forth in Section 3(b) above, but before any distribution or payment shall be made to the holders of the Common Stock, each holder of the Series A Issued Preferred shall be entitled to be paid out of the assets of the Corporation an amount in case per share equal to: (i) with respect to the Series A-1 Preferred, the sum of $0.381 for each outstanding share of Series A-1 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Initial Series A-1 Issuance Price"), and an amount equal to all declared but unpaid dividends on such share, (ii) with respect to the Series A-2 Preferred, the sum of $0.5972 for each outstanding share of Series A-2 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Initial Series A-2 Issuance Price"), and an

amount equal to all declared but unpaid dividends on such share; and (iii) with respect to the Series A-3 Preferred, the sum of $0.40 for each outstanding share of Series A-3 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the “Initial Series A-3 Issuance Price”; and referred to herein collectively with the Initial Series C Issuance Price, Initial Series B Issuance Price, Initial Series A-2 Issuance Price and Initial Series A-1 Issuance Price as the “Initial Issuance Price”), and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series A Issued Preferred is entitled to receive under this Section 3(c) is hereunder referred to as the “Series A Stock Preference.” If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series A Issued Preferred of the Series A Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Issued Preferred then outstanding in proportion to the full Series A Stock Preference to which each such holder is otherwise entitled to receive.

(d) Remaining Assets. After the payment of the full Series C Stock Preference, Series B Stock Preference and Series A Stock Preference as set forth in Sections 3(a), 3(b) and 3(c) above, the assets of the Corporation legally available for distribution, if any, shall be distributed on a pari passu basis to the holders of the Issued Preferred and Common Stock (with each share of Issued Preferred treated on an as-converted-to Class A Voting Common Stock basis for such purpose).

(e) Additional Liquidation Events. The following events shall each be considered a Liquidation Event under this Section 3 unless otherwise determined by the holders of at least 67% of the then outstanding shares of Issued Preferred:

(i) any consolidation or merger of the Corporation with or into any other corporation or Person (as defined below), or any other corporate reorganization, in which the shareholders of the Corporation immediately prior to such consolidation, merger, reorganization, or any similar corporate transaction, own not less than a majority of the Corporation’s voting power immediately after such consolidation, merger or reorganization, or any other transaction or series of related transactions to which the Corporation is a party in which in excess of a majority of the Corporation’s voting power is transferred, excluding any consolidation or merger effected exclusively to change the domicile of the Corporation (each, an “Acquisition”); or

(ii) any sale, exclusive license, lease, conveyance or other disposition of all or substantially all of the assets of the Corporation (measured either by book value in accordance with U.S. generally accepted accounting principles consistently applied or by Fair Market Value (as defined below) at the time of the transaction) to a third party in any transaction or series of related transactions (an “Asset Transfer”).

(f) Valuation of Consideration. If the consideration received by the Corporation is other than cash in connection with any of the events set forth above, its value will be deemed its fair market value (“Fair Market Value”) on the closing date of any such event, as determined in good faith by the Board.

(g) Notice of Liquidation Event. The Corporation shall give each record holder of Issued Preferred written notice of any impending Liquidation Event no later than 20 days prior to the shareholders' meeting called to approve such transaction, or 20 days prior to the closing of such Liquidation Event, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Event. The first of such notices shall describe the material terms and conditions of the impending Liquidation Event (including, without limitation, the amount of proceeds to be paid to each share in connection with the Liquidation Event) and the provisions of this Section 3, and the Corporation shall thereafter give such holders prompt notice of any material changes to the information set forth in such notice. The Liquidation Event shall in no event take place sooner than 20 days after the Corporation has given the first notice provided for herein or sooner than 20 days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Issued Preferred that are entitled to such notice rights or similar notice rights and that represent at least 67% of the then outstanding shares of Issued Preferred.

(h) Effect of Noncompliance. If the requirements of Section 3(g) are not complied with, the Corporation shall forthwith either cause the closing of the transaction to be postponed until such requirements have been complied with, or cancel such transaction, in which event the respective rights, preferences and privileges of the holders of the Issued Preferred shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Section 3(g) hereof.

4. Redemption. No shares of any series of the Issued Preferred shall be entitled to redemption rights.

5. Conversion. The holders of Issued Preferred shall have the following conversion rights (the "Conversion Rights"):

(a) Optional Conversion. Shares of Series A-1 Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series A-1 Preferred, by dividing the (A) Initial Series A-1 Issuance Price by (B) the Series A-1 Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series A-1 Preferred (the "Series A Conversion Price") is $0.476; provided, however, that the Series A-1 Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series A-2 Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series A-2

Preferred, by dividing the (A) Initial Series A-2 Issuance Price by (B) the Series A-2 Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series A-2 Preferred (the "Series A-2 Conversion Price") shall be $0.6725; provided, however, that the Series A-2 Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series A-3 Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series A-3 Preferred, by dividing the (A) Initial Series A-3 Issuance Price by (B) the Series A-3 Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series A-3 Preferred (the "Series A-3 Conversion Price") shall be $0.36352; provided, however, that the Series A-3 Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series B Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series B Preferred, by dividing the (A) Initial Series B Issuance Price by (B) the Series B Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series B Preferred (the "Series B Conversion Price") shall be $0.5596; provided, however, that the Series B Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series C Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series C Preferred, by dividing the (A) Initial Series C Issuance Price by (B) the Series C Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series C Preferred (the "Series C Conversion Price") shall be $0.821; provided, however, that the Series C Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

The Series A-1 Conversion Price, Series A-2 Conversion Price, Series A-3 Conversion Price, Series B Conversion Price and Series C Conversion Price are sometimes respectively referred to herein as the "Applicable Conversion Price".

(b) Automatic Conversion. Each share of Issued Preferred shall automatically be converted by the Corporation into shares of Class A Voting Common Stock in the manner provided in Section 5(a) for such series of Issued Preferred using the Applicable Conversion Price in effect immediately prior thereto upon the earlier of: (i) the Corporation's sale of Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), resulting in aggregate gross proceeds (after deducting applicable underwriting discounts and commissions and expenses relating to the offering) of at least $30,000,000; provided, however, that the per share offering price is at least three (3) times the then Series C Conversion Price (a "Qualified Public Offering"), or (ii) the date specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of such series of Issued Preferred. The date on which such conversion is required pursuant to this Section 5(b) shall hereinafter be referred to as the "Mandatory Conversion Date."

(c) Mechanics of Conversion. Before any holder of Issued Preferred shall be entitled to convert the same into shares of Class A Voting Common Stock pursuant to Section 5(a) above or upon the occurrence of the events specified in Section 5(b) above, as the case may be, such holder shall surrender the certificate or certificates therefor, duly endorsed (or deliver a customary affidavit of loss with indemnity satisfactory to the Corporation) at the principal corporate office of the Corporation or any transfer agent for the Issued Preferred, and in the case of Section 5(a) above, shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Voting Common Stock are to be issued; provided, however, that any failure by a holder to comply with these provisions shall not have any effect on the automatic conversion of such holder's shares, which shall in any event convert in accordance with Section 5(b) above. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of the Issued Preferred, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class A Voting Common Stock to which such holder shall be entitled as aforesaid. The issuance of certificates for shares of Class A Voting Common Stock upon conversion of the Issued Preferred shall be made without charge to the holders of the Issued Preferred for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such conversion and the related issuance of the Class A Voting Common Stock. Such conversion shall be deemed to have been made, in the case of a conversion pursuant to Section 5(a), immediately prior to the close of business on the date of such surrender of the shares of the Issued Preferred to be converted, and, in the case of a conversion pursuant to Section 5(b), as of the opening of business on the Mandatory Conversion Date, and the person or persons entitled to receive the shares of Class A Voting Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Voting Common Stock as of such date. Upon conversion of shares of Issued Preferred into Class A Voting Common Stock, the Corporation shall take all such actions as are necessary in order to ensure that such shares of Class A Voting Common Stock are validly issued, fully paid and nonassessable, and are free and clear of all

liens, taxes, charges or encumbrances with respect to the issuance thereof. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act, the conversion shall be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person or persons entitled to receive the Class A Voting Common Stock upon conversion of the Issued Preferred shall not be deemed to have converted such Issued Preferred until immediately prior to the closing of such sale of securities.

(d) Adjustments to the Conversion Prices for Certain Dilutive Issuances.

(i) Special Definitions. For purposes of this Section 5, the following definitions shall apply:

(A) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 5(d)(iii), deemed to be issued) by the Corporation after the date of the filing of this Fifth Restated Certificate of Formation (the "Fifth Restated Certificate Filing Date"), other than:

(1) shares of Class A Common Stock issued or issuable upon conversion of shares of Issued Preferred;

(2) up to 4,260,000 Shares of Class B Non-Voting Common Stock;

(3) shares of Common Stock issued or issuable upon the exercise of warrants to purchase Series A-1 Preferred or warrants to purchase Series A-2 Preferred that are outstanding on the Fifth Restated Certificate Filing Date;

(4) shares of Class A Voting Common Stock issued or issuable to officers, directors or employees of, or advisors, consultants or other service providers to, the Corporation pursuant to the Corporation's 2019 Long-Term Incentive Plan, as the same may be amended from time to time in accordance with the terms thereof;

(5) shares of Common Stock issued or issuable as a dividend or distribution on the issued and outstanding shares of the Issued Preferred;

(6) shares of Common Stock issued or issuable by reason of a dividend, stock split, combination, recapitalization, reclassification, reorganization, merger, consolidation or other change that is covered by Section 5(e), 5(f), 5(g), 5(h), 5(i) or 5(j) below;

(7) shares of Common Stock issued or issuable upon the exercise of warrants issued to banks or equipment lessors, or in connection with similar credit arrangements; provided, each such issuance is primarily for other than equity financing purposes and is approved by the Board, including at least one Preferred Director (as defined below);

(8) shares of Common Stock issued or issuable upon the exercise of warrants issued in connection with collaboration, technology license, development, distribution, manufacturing or other similar corporate or strategic partnering agreements; provided, that each such issuance is approved by the Board, including at least one Preferred Director;

(9) shares of Common Stock issued or issuable upon the exercise of warrants issued in connection with bona fide business acquisitions of or by the Corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise; provided, that each such business acquisition is approved by the Board, including at least one Preferred Director;

(10) shares of Common Stock issued in connection with a Qualified IPO; or

(11) shares of Common Stock for which adjustment of the Applicable Conversion Price has previously been made pursuant to Section 5(d)(iv).

(B) "Convertible Securities" shall mean any evidences of indebtedness, shares (other than Common Stock or Issued Preferred) or other securities convertible into or exchangeable for Common Stock.

(C) "Options" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities.

(D) "Preferred Director" shall mean a director who has been designated to serve as a member of the Board by (i) the holders of the Series C Preferred, voting or acting as a class and series of shares separate from all other classes and series of shares of capital stock of the Corporation (the "Series C Preferred Director"), (ii) the holders of the Series B Preferred, voting or acting as a class and series of shares separate from all other classes and series of shares of capital stock of the Corporation (the "Series B Preferred Director"), or (iii) the holders of the Series A Issued Preferred, voting or acting together as a single class on an as-converted basis separate from all other classes and series of shares of capital stock of the Corporation, under the terms of the Third Amended and Restated Voting Agreement dated on or about July 27, 2017 (the "Voting Agreement"), among the Corporation, the holders of the Issued Preferred and certain holders of the Class A Voting Common Stock, as the same may be amended, a copy of which will be provided to any shareholder of record of the Corporation without charge upon such holder's written request therefor made to the Corporation's Secretary.

(ii) No Adjustment of Conversion Prices. Notwithstanding any provision herein to the contrary, no adjustment in the Applicable Conversion Price of any series of the Issued Preferred shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share (determined pursuant to Section 5(d)(v) hereof) for an Additional Share of Common Stock issued or deemed to be issued by the Corporation is less than the Applicable Conversion Price for such series of Issued Preferred in effect on the date of, and immediately prior to, such issuance.

(iii) Deemed Issuance of Additional Shares of Common Stock. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities then entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein

designed to protect against dilution) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issuance or, in case such a record date shall have been fixed, as of the close of business on such record date; provided, further, that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(A) no further adjustments in the Applicable Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(B) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Corporation, or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Applicable Conversion Price computed upon the original issuance thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities (provided, however, that no such adjustment of the Applicable Conversion Price shall affect Class A Voting Common Stock previously issued upon conversion of any shares of the Issued Preferred); and

(C) no readjustment pursuant to clause (A) or (B) above shall have the effect of increasing the Applicable Conversion Price to an amount that exceeds the lesser of (1) such Applicable Conversion Price on the Series C Issuance Date and (2) the Applicable Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the Fifth Restated Certificate Filing Date and such readjustment date.

(iv) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 5(d)(iii)) without consideration or for consideration per share less than the Applicable Conversion Price for a series of Issued Preferred in effect on the date of and immediately prior to such issue, then such Applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Applicable Conversion Price then in effect by a fraction, (A) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at the Applicable Conversion Price in effect immediately prior to such issuance, and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of such Additional Shares of

Common Stock so issued. For purposes of the above calculation, the number of shares of Common Stock outstanding immediately prior to such issuance shall be calculated on a fully diluted basis, as if all Convertible Securities had been fully converted into shares of Common Stock and any outstanding Options bearing an exercise price that is lower than the price at which the Additional Shares of Common Stock were issued had been fully exercised (and the resulting securities fully converted into shares of Common Stock, if so convertible) as of such date.

(v) Determination of Consideration. For purposes of this Section 5(d), the consideration received by the Corporation in connection with the issuance of any Additional Shares of Common Stock shall be computed as follows:

(A) Cash and Property. Such consideration shall:

(1) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest or accrued dividends;

(2) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issuance, as determined in good faith by the Board; and

(3) in the event Additional Shares of Common Stock are issued together with other securities or property of the Corporation for consideration which covers both cash and property, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as determined in good faith by the Board.

(B) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 5(d)(iii) relating to Options and Convertible Securities shall be determined by dividing:

(1) the total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(2) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) issuable upon the exercise of such Options or conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(e) Adjustment for Stock Splits and Combinations. In the event the Corporation at any

time or from time to time after the Fifth Restated Certificate Filing Date effects a subdivision (by any stock split or otherwise) of the outstanding Class A Voting Common Stock without a corresponding subdivision of an applicable series of the Issued Preferred, then the Applicable Conversion Price of such series of the Issued Preferred that did not have a corresponding subdivision as in effect immediately before such subdivision shall be proportionately decreased. Conversely, in the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date combines the outstanding shares of Class A Voting Common Stock into a smaller number of shares without a corresponding combination of an applicable series of the Issued Preferred, then the Applicable Conversion Price of such series of the Issued Preferred that did not have a corresponding combination in effect immediately before such combination shall be proportionately increased. Any adjustment under this Section 5(e) shall become effective at the close of business on the date such subdivision or combination becomes effective.

(f) Adjustment for Common Stock Dividends and Distributions. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date declares, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, in each such event the Applicable Conversion Price of each series of Issued Preferred then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying such Applicable Conversion Price then in effect by a fraction (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date and (ii) the denominator of which is (A) the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, plus (B) the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 5(f) to reflect the actual payment of such dividend or distribution.

(g) Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than shares of Common Stock) or in cash or other property (other than cash out of earnings or earned surplus, determined in accordance with generally accepted accounting principles), then and in each such event provision shall be made so that the holder of each share of Issued Preferred shall receive upon conversion of such share of Issued Preferred, in addition to the number of shares of Class A Voting Common Stock issuable in connection therewith, the kind and amount of securities of the Corporation and/or cash and other property that such holder would have been entitled to receive had such share of Issued Preferred been converted into Class A

Voting Common Stock on the date of such event and had such holder thereafter, during the period from the date of such event to and including the date of conversion, retained any such securities and/or other property receivable, giving application to all adjustments called for during such period under this Section 5 with respect to the rights of such holder.

(h) Adjustments for Recapitalizations, Reclassifications or Other Changes. If at any time after the Fifth Restated Certificate Filing Date, the Class A Voting Common Stock issuable upon the conversion of a series of the Issued Preferred is changed into the same or a different number of shares of any other class or classes of stock, whether by recapitalization, reclassification or otherwise (other than an Acquisition or Asset Transfer or a subdivision, combination, or reorganization provided for elsewhere in this Section 5), in any such event each holder of shares of such series of Issued Preferred shall have the right thereafter to convert such shares into the kind and amount of stock and other securities and property that would be receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Class A Voting Common Stock into which such shares of Issued Preferred could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(i) Adjustments for Reorganizations, Mergers or Consolidations. If at any time after the Fifth Restated Certificate Filing Date, there is a capital reorganization of the Class A Voting Common Stock or a merger or consolidation of the Corporation with or into another Person (other than an Acquisition or Asset Transfer) as a part of such capital reorganization, merger or consolidation, provision shall be made so that the holders of each series of the Issued Preferred shall thereafter be entitled to receive upon conversion of such Issued Preferred the number of shares of stock or other securities or property of the Corporation or otherwise to which a holder of Class A Voting Common Stock, deliverable upon conversion thereof, would have been entitled on such capital reorganization, merger or consolidation, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of each series of the Issued Preferred after such capital reorganization, merger or consolidation to the end that the provisions of this Section 5 (including adjustment of the Applicable Conversion Price of such series of Issued Preferred) then in effect and the number of shares issuable upon conversion of such series of the Issued Preferred, shall be applicable after that event and be as nearly equivalent as practicable.

(j) Adjustment Threshold and Recording. No adjustment in the Applicable Conversion Price of any series of the Issued Preferred need be made if such adjustment would result in a change in such Applicable Conversion Price of less than $0.001. Any adjustment of less than $0.001 which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of $0.001 or more in the Applicable Conversion Price. All calculations under this Section 5 shall be made to the nearest

one thousandth of a cent ($0.00001) or to the nearest one hundredth (1/100) of a share, as the case may be.

(k) No Impairment. The Corporation shall not, by amendment of this Fifth Amended and Restated Certificate of Formation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or otherwise, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Issued Preferred against impairment.

(l) No Fractional Shares. No fractional shares shall be issued upon the conversion of any share or shares of Issued Preferred, and the number of shares of Class A Voting Common Stock to be issued shall be rounded to the nearest whole share (with 0.5 of a share rounded down). Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Issued Preferred which the holder is at the time converting into Class A Voting Common Stock and the number of shares of Class A Voting Common Stock issuable upon such aggregate conversion.

(m) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Applicable Conversion Price of any series of Issued Preferred pursuant to this Section 5, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such series of Issued Preferred a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Issued Preferred, furnish or cause to be furnished to such holder a certificate setting forth (A) such adjustment and readjustment, (B) the Applicable Conversion Price of each series of Issued Preferred at the time in effect and (C) the number of shares of Class A Voting Common Stock and the amount of other property, if any, which at the time would be received upon the conversion of a share of each series of the Issued Preferred.

(n) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Voting Common Stock, solely for the purpose of effecting the conversion of the shares of Issued Preferred, such number of its shares of Class A Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Issued Preferred, and if at any time the number of authorized but unissued shares of Class A Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Issued Preferred, in addition to such other remedies as shall be available to the holder of such Issued Preferred, the Corporation shall take such corporate action as may be necessary, in the reasonable opinion of its counsel, to increase its authorized but unissued shares of Class A Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without

limitation, using its best efforts to obtain the requisite shareholder approval of any necessary amendment to this Fifth Restated Certificate of Formation.

(o) Notices. Any notice, request, demand or other communication required or permitted to be given to a holder of Issued Preferred pursuant to the provisions of this Fifth Amended and Restated Certificate of Formation will be in writing and will be effective and deemed given under this Section 5 on the earliest of: (i) the date of personal delivery, (ii) the date of transmission by facsimile, with confirmed transmission and receipt, (iii) two days after deposit with a nationally-recognized courier or overnight service and (iv) five days after mailing via certified mail, return receipt requested. All notices not delivered personally or by facsimile will be sent with postage and other charges prepaid and properly addressed to the party to be notified at the address set forth for such party in the records of the Corporation. Any holder of Issued Preferred (and such holder's permitted assigns) may change such holder's address for receipt of future notices hereunder by giving written notice to the Corporation.

6. Voting Rights.

(a) General. Each share of Class A Voting Common Stock shall be entitled to one (1) vote on all matters presented to the Corporation's shareholders. Each share of Class B Non-Voting Common Stock shall not be entitled to vote on matters presented to the Corporation's shareholders except as required by law. Except as otherwise provided herein or required by law, holders of the Issued Preferred shall be entitled to vote together with the shares of Class A Voting Common Stock of the Corporation, and not as a separate class, on all matters submitted to a vote of the holders of shares of Class A Voting Common Stock, and may act by written consent in the same manner as the Class A Voting Common Stock, with each holder of shares of Issued Preferred entitled to the number of votes as shall be equal to the number of shares of Class A Voting Common Stock into which such holder's aggregate number of shares of Issued Preferred are convertible pursuant to Section 5 immediately after the close of business on the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken. Each holder of Issued Preferred shall be entitled, notwithstanding any provision hereof to the contrary, to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula shall be rounded to the nearest whole number (with one-half rounded upward to one).

(b) Preferred Stock Protective Provisions Relating to the Issued Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Issued Preferred are outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least (x) a majority of the then outstanding shares of Series B Preferred and Series C Preferred, voting together as a single and separate class on an as-converted-to-Class A Voting Common Stock basis, and (y) a majority of the then outstanding shares of the Series A Issued Preferred, voting together as a single and separate class on an as-converted-to Class A Voting Common Stock basis:

(i) effect any Liquidation Event, Acquisition, Asset Sale or any other merger, reorganization or sale of the Corporation;

(ii) authorize, issue any new, or reclassify any existing class or series of equity securities of the Corporation having any preference or priority with respect to dividends rights, redemption rights, conversion rights, voting rights, or distribution of assets upon a Liquidation Event that is superior to or on parity with any such preference or priority of any series of the Issued Preferred;

(v) authorize the issuance of, or issue, more than 1,200,000 shares of Class A Voting Common Stock of the Corporation, in the aggregate, to officers, directors or employees of, or advisors, consultants or other service providers to, the Corporation under the Corporation's 2019 Long-Term Incentive Plan, or adopt any other stock option or equity plan of the Corporation;

(vi) declare or pay any dividend on, or make any distribution of any assets of the Corporation with respect to, any shares of Common Stock or any other class or series of capital stock of the Corporation other the Issued Preferred;

(vii) redeem, repurchase or otherwise acquire for value (or pay into or set aside for a sinking fund for such purpose) any shares of Common Stock or other series or class of capital stock of the Corporation, other than the repurchase of shares of Common Stock from employees, officers, directors, consultants or other service providers pursuant to agreements to repurchase such stock at cost in connection with the occurrence of certain events, such as the termination of their employment with or services to the Corporation;

(viii) effect any reclassification or recapitalization of the Corporation's capital stock;

(ix) increase the number of authorized directors on the Board of Directors of the Corporation to more than seven (7) or decrease the number of authorized directors on the Board of Directors of the Corporation to less than seven (7);

(x) increase or decrease (other than by conversion) the authorized number of shares of Preferred Stock or Common Stock;

(xi) form or create any subsidiary, whether a corporation, limited liability company, partnership or other entity, of the Corporation other than a wholly owned subsidiary of the Corporation;

(xii) transfer any of the assets of the Corporation to any subsidiary of the Corporation other than a wholly owned subsidiary of the Corporation, or permit any subsidiary of the Corporation to issue or sell, or obligate itself to issue or sell, including, without limitation, by way of merger or consolidation, any stock of such subsidiary except to the Corporation or any wholly owned subsidiary of the Corporation, or permit any subsidiary of the Corporation to do any of the foregoing;

(xiii) incur, assume or become liable for any indebtedness for borrowed money in excess of $500,000 (excluding capitalized leases and debt obligations on work in

process and inventory), unless approved by the Board (including the approval or consent of a majority of the Preferred Directors then serving on the Board);

(xiv) effect, or enter into any agreement to consummate, any acquisition or disposition of assets, group of assets or a business entity by the Corporation with a purchase price or sale price of more than $1,000,000, unless approved by the Board (including the approval or consent of a majority of the Preferred Directors then serving on the Board); or

(xv) enter into any contract, arrangement or transaction with an affiliate of the Corporation, including any loans or advances to employees other than advances for travel, entertainment or other similar expenses incurred by the employee in the ordinary course of business or for the payment of salary, unless approved by the Board (including the approval or consent of a majority of the Preferred Directors then serving on the Board).

(c) Preferred Stock Protective Provisions Relating to the Series C Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series C Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series C Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series C Preferred; or

(ii) increase or decrease the number of authorized shares of Series C Preferred.

(d) Preferred Stock Protective Provisions Relating to the Series B Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series B Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series B Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series B Preferred; or

(ii) increase or decrease the number of authorized shares of Series B Preferred.

(e) Preferred Stock Protective Provisions Relating to the Series A-3 Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series A-3 Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series A-3 Preferred, voting together as a single and

separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series A-3 Preferred; or

(ii) increase or decrease the number of authorized shares of Series A-3 Preferred.

(f) Preferred Stock Protective Provisions Relating to the Series A-2 Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series A-2 Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series A-2 Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series A-2 Preferred; or

(ii) increase or decrease the number of authorized shares of Series A-2 Preferred.

(g) Preferred Stock Protective Provisions Relating to the Series A-1 Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series A-1 Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series A-1 Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series A-1 Preferred; or

(ii) increase or decrease the number of authorized shares of Series A-1 Preferred.

7. Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Issued Preferred, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided, that if the holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class and series of shares represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate, and dividends shall

accrue on the shares of Issued Preferred represented by such new certificate from the date to which dividends have been fully paid on such lost, stolen, destroyed or mutilated certificate.

8. No Preemptive Rights. Neither the holders of the Issued Preferred nor the holders of Common Stock shall have preemptive rights to subscribe for any shares of any class or series of stock of the Corporation whether now or hereafter authorized, except and only to the extent provided for in any agreement between the Corporation and any such holders of the Issued Preferred or of the Common Stock.

Series B Preferred Stock

The amount of security authorized is 9,401,850 with a total of 9,089,126 outstanding.

Voting Rights

Each holder of issued preferred shall be entitled, notwithstanding any provision hereof to the contrary, to notice of any shareholders' meeting in accordance with the bylaws of the corporation. Fractional votes shall not, however, be permitted and any fractional voting rights shall be rounded to the nearest whole number (with one-half rounded upward to one).

Material Rights

2. Dividends.

(a) The holders of shares of Series C Preferred shall be entitled to receive, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Series B Preferred, Common Stock or any other securities ranking junior to the Series C Preferred with respect to dividends, dividends on each share of Series C Preferred at the rate of 8.0% of the Initial Series C Issuance Price (as defined below) per annum when, as and if declared by the Board of Directors of the Corporation (the "Board"). Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series C Preferred, either in cash or in additional shares of Series C Preferred (valued, for such purpose, at the applicable Initial Series C Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Series B Preferred (collectively, the "Prior Issued Preferred") pursuant to Section 2(b) or 2(c) below or on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series C Preferred have been paid or set apart for payment.

(b) After the payment or setting aside for payment of the dividends described in the first sentence of Section 2(a) with respect to the Series C Preferred, the holders of

shares of Series B Preferred shall be entitled to receive, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred, Common Stock or any other securities ranking junior to the Series B Preferred with respect to dividends, dividends on each share of Series B Preferred at the rate of 8.0% of the Initial Series B Issuance Price (as defined below) per annum when, as and if declared by the Board. Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series B Preferred, either in cash or in additional shares of Series B Preferred (valued, for such purpose, at the applicable Initial Series B Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Series A-1 Preferred, Series A-2 Preferred or Series A-3 Preferred or Series B Preferred (collectively, the "Series A Issued Preferred") pursuant to Section 2(c) below or on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series B Preferred have been paid or set apart for payment.

(c) After the payment or setting aside for payment of the dividends described in the first sentence of Section 2(a) with respect to the Series C Preferred and the first sentence of Section 2(b) with respect to the Series B Preferred, the holders of shares of the Series A Issued Preferred shall be entitled to receive, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Common Stock or any other securities ranking junior to the Series A Issued Preferred with respect to dividends, dividends on each share of Series A Issued Preferred at the rate of 8.0% of the respective Initial Issuance Price (as defined below) of such series of Series A Issued Preferred per annum when, as and if declared by the Board. Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series A Issued Preferred, either in cash or in additional shares of the same series of Series A Issued Preferred for which such dividend relates (valued, for such purpose, at the applicable Initial Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series A Issued Preferred have been paid or set apart for payment.

(d) After the payment or setting aside for payment of the dividends described in the first sentence of Section 2(a), the first sentence of Section 2(b) and the first sentence of Section 2(c), any additional dividends (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) declared or paid in any year shall be declared or paid on the Issued Preferred and Common Stock on a pari passu basis (with each share of Issued Preferred treated on an as-converted-to Class A Voting Common Stock basis for such purpose).

(e) Any dividend or distribution that is declared by the Corporation and payable with assets of the Corporation other than cash shall be valued in accordance with the provisions of Subsection 3(f) below.

3. Liquidation Rights.

(a) Series C Preferred Preference. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (each, a "Liquidation Event"), before any distribution or payment shall be made to the holders of the Prior Issued Preferred or Common Stock, each holder of Series C Preferred shall be entitled to be paid out of the assets of the Corporation an amount per share in cash equal to the sum of $0.821 (the "Initial Series C Issuance Price") (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Series C Preferred) and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series C Preferred is entitled to receive under this Section 3(a) is hereunder referred to as the "Series C Stock Preference." If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series C Preferred of the Series C Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series C Preferred then outstanding in proportion to the full Series C Stock Preference to which each such holder is otherwise entitled to receive.

(b) Series B Preferred Preference. Upon any Liquidation Event and after the payment of the full Series C Stock Preference as set forth in Section 3(a) above but before any distribution or payment shall be made to the holders of the Series A Issued Stock or Common Stock, each holder of Series B Preferred shall be entitled to be paid out of the assets of the Corporation an amount per share in cash equal to the sum of $0.5596 (the "Initial Series B Issuance Price") (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Series B Preferred) and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series B Preferred is entitled to receive under this Section 3(b) is hereunder referred to as the "Series B Stock Preference." If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series B Preferred of the Series B Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series B Preferred then outstanding in proportion to the full Series B Stock Preference to which each such holder is otherwise entitled to receive.

(c) Preference on the Series A Issued Preferred. Upon any Liquidation Event and after the payment of the full Series C Stock Preference as set forth in Section 3(a) above and the full Series B Stock Preference as set forth in Section 3(b) above, but before any distribution or payment shall be made to the holders of the Common Stock, each holder of the Series A Issued Preferred shall be entitled to be paid out of the assets of the Corporation an amount in case per share equal to: (i) with respect to the Series A-1 Preferred, the sum of $0.381 for each outstanding share of Series A-1 Preferred (as

adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Initial Series A-1 Issuance Price"), and an amount equal to all declared but unpaid dividends on such share, (ii) with respect to the Series A-2 Preferred, the sum of $0.5972 for each outstanding share of Series A-2 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Initial Series A-2 Issuance Price"), and an amount equal to all declared but unpaid dividends on such share; and (iii) with respect to the Series A-3 Preferred, the sum of $0.40 for each outstanding share of Series A-3 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Initial Series A-3 Issuance Price"; and referred to herein collectively with the Initial Series C Issuance Price, Initial Series B Issuance Price, Initial Series A-2 Issuance Price and Initial Series A-1 Issuance Price as the "Initial Issuance Price"), and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series A Issued Preferred is entitled to receive under this Section 3(c) is hereunder referred to as the "Series A Stock Preference." If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series A Issued Preferred of the Series A Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Issued Preferred then outstanding in proportion to the full Series A Stock Preference to which each such holder is otherwise entitled to receive.

(d) Remaining Assets. After the payment of the full Series C Stock Preference, Series B Stock Preference and Series A Stock Preference as set forth in Sections 3(a), 3(b) and 3(c) above, the assets of the Corporation legally available for distribution, if any, shall be distributed on a pari passu basis to the holders of the Issued Preferred and Common Stock (with each share of Issued Preferred treated on an as-converted-to Class A Voting Common Stock basis for such purpose).

(e) Additional Liquidation Events. The following events shall each be considered a Liquidation Event under this Section 3 unless otherwise determined by the holders of at least 67% of the then outstanding shares of Issued Preferred:

(i) any consolidation or merger of the Corporation with or into any other corporation or Person (as defined below), or any other corporate reorganization, in which the shareholders of the Corporation immediately prior to such consolidation, merger, reorganization, or any similar corporate transaction, own not less than a majority of the Corporation's voting power immediately after such consolidation, merger or reorganization, or any other transaction or series of related transactions to which the Corporation is a party in which in excess of a majority of the Corporation's voting power is transferred, excluding any consolidation or merger effected exclusively to change the domicile of the Corporation (each, an "Acquisition"); or

(ii) any sale, exclusive license, lease, conveyance or other disposition of all or substantially all of the assets of the Corporation (measured either by book value in accordance with U.S. generally accepted accounting principles consistently applied or by Fair Market Value (as defined below) at the time of the transaction) to a third party

in any transaction or series of related transactions (an "Asset Transfer").

(f) Valuation of Consideration. If the consideration received by the Corporation is other than cash in connection with any of the events set forth above, its value will be deemed its fair market value ("Fair Market Value") on the closing date of any such event, as determined in good faith by the Board.

(g) Notice of Liquidation Event. The Corporation shall give each record holder of Issued Preferred written notice of any impending Liquidation Event no later than 20 days prior to the shareholders' meeting called to approve such transaction, or 20 days prior to the closing of such Liquidation Event, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Event. The first of such notices shall describe the material terms and conditions of the impending Liquidation Event (including, without limitation, the amount of proceeds to be paid to each share in connection with the Liquidation Event) and the provisions of this Section 3, and the Corporation shall thereafter give such holders prompt notice of any material changes to the information set forth in such notice. The Liquidation Event shall in no event take place sooner than 20 days after the Corporation has given the first notice provided for herein or sooner than 20 days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Issued Preferred that are entitled to such notice rights or similar notice rights and that represent at least 67% of the then outstanding shares of Issued Preferred.

(h) Effect of Noncompliance. If the requirements of Section 3(g) are not complied with, the Corporation shall forthwith either cause the closing of the transaction to be postponed until such requirements have been complied with, or cancel such transaction, in which event the respective rights, preferences and privileges of the holders of the Issued Preferred shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Section 3(g) hereof.

4. Redemption. No shares of any series of the Issued Preferred shall be entitled to redemption rights.

5. Conversion. The holders of Issued Preferred shall have the following conversion rights (the "Conversion Rights"):

(a) Optional Conversion. Shares of Series A-1 Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series A-1 Preferred, by dividing the (A) Initial Series A-1 Issuance Price by (B) the Series A-1 Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series A-1 Preferred (the "Series A Conversion Price") is $0.476; provided, however, that the Series A-1 Conversion Price shall be subject to adjustment as set

forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series A-2 Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series A-2 Preferred, by dividing the (A) Initial Series A-2 Issuance Price by (B) the Series A-2 Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series A-2 Preferred (the "Series A-2 Conversion Price") shall be $0.6725; provided, however, that the Series A-2 Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series A-3 Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series A-3 Preferred, by dividing the (A) Initial Series A-3 Issuance Price by (B) the Series A-3 Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series A-3 Preferred (the "Series A-3 Conversion Price") shall be $0.36352; provided, however, that the Series A-3 Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series B Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series B Preferred, by dividing the (A) Initial Series B Issuance Price by (B) the Series B Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series B Preferred (the "Series B Conversion Price") shall be $0.5596; provided, however, that the Series B Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series C Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series C Preferred, by dividing the (A) Initial Series C Issuance Price by (B) the Series C Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series C Preferred (the "Series C Conversion Price") shall be $0.821; provided, however, that

the Series C Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

The Series A-1 Conversion Price, Series A-2 Conversion Price, Series A-3 Conversion Price, Series B Conversion Price and Series C Conversion Price are sometimes respectively referred to herein as the "Applicable Conversion Price".

(b) Automatic Conversion. Each share of Issued Preferred shall automatically be converted by the Corporation into shares of Class A Voting Common Stock in the manner provided in Section 5(a) for such series of Issued Preferred using the Applicable Conversion Price in effect immediately prior thereto upon the earlier of: (i) the Corporation's sale of Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), resulting in aggregate gross proceeds (after deducting applicable underwriting discounts and commissions and expenses relating to the offering) of at least $30,000,000; provided, however, that the per share offering price is at least three (3) times the then Series C Conversion Price (a "Qualified Public Offering"), or (ii) the date specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of such series of Issued Preferred. The date on which such conversion is required pursuant to this Section 5(b) shall hereinafter be referred to as the "Mandatory Conversion Date."

(c) Mechanics of Conversion. Before any holder of Issued Preferred shall be entitled to convert the same into shares of Class A Voting Common Stock pursuant to Section 5(a) above or upon the occurrence of the events specified in Section 5(b) above, as the case may be, such holder shall surrender the certificate or certificates therefor, duly endorsed (or deliver a customary affidavit of loss with indemnity satisfactory to the Corporation) at the principal corporate office of the Corporation or any transfer agent for the Issued Preferred, and in the case of Section 5(a) above, shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Voting Common Stock are to be issued; provided, however, that any failure by a holder to comply with these provisions shall not have any effect on the automatic conversion of such holder's shares, which shall in any event convert in accordance with Section 5(b) above. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of the Issued Preferred, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class A Voting Common Stock to which such holder shall be entitled as aforesaid. The issuance of certificates for shares of Class A Voting Common Stock upon conversion of the Issued Preferred shall be made without charge to the holders of the Issued Preferred for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such conversion and the related issuance of the Class A Voting Common Stock. Such conversion shall be deemed to have been made, in the case of a conversion pursuant to Section 5(a), immediately prior to the close of business on the date of such surrender of the shares of the Issued Preferred to be converted, and, in the case of a conversion pursuant to Section 5(b), as of the opening of business on the Mandatory Conversion Date, and the person or persons entitled to

receive the shares of Class A Voting Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Voting Common Stock as of such date. Upon conversion of shares of Issued Preferred into Class A Voting Common Stock, the Corporation shall take all such actions as are necessary in order to ensure that such shares of Class A Voting Common Stock are validly issued, fully paid and nonassessable, and are free and clear of all liens, taxes, charges or encumbrances with respect to the issuance thereof. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act, the conversion shall be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person or persons entitled to receive the Class A Voting Common Stock upon conversion of the Issued Preferred shall not be deemed to have converted such Issued Preferred until immediately prior to the closing of such sale of securities.

(d) Adjustments to the Conversion Prices for Certain Dilutive Issuances.

(i) Special Definitions. For purposes of this Section 5, the following definitions shall apply:

(A) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 5(d)(iii), deemed to be issued) by the Corporation after the date of the filing of this Fifth Restated Certificate of Formation (the "Fifth Restated Certificate Filing Date"), other than:

(1) shares of Class A Common Stock issued or issuable upon conversion of shares of Issued Preferred;

(2) up to 4,260,000 Shares of Class B Non-Voting Common Stock;

(3) shares of Common Stock issued or issuable upon the exercise of warrants to purchase Series A-1 Preferred or warrants to purchase Series A-2 Preferred that are outstanding on the Fifth Restated Certificate Filing Date;

(4) shares of Class A Voting Common Stock issued or issuable to officers, directors or employees of, or advisors, consultants or other service providers to, the Corporation pursuant to the Corporation's 2019 Long-Term Incentive Plan, as the same may be amended from time to time in accordance with the terms thereof;

(5) shares of Common Stock issued or issuable as a dividend or distribution on the issued and outstanding shares of the Issued Preferred;

(6) shares of Common Stock issued or issuable by reason of a dividend, stock split, combination, recapitalization, reclassification, reorganization, merger, consolidation or other change that is covered by Section 5(e), 5(f), 5(g), 5(h), 5(i) or 5(j) below;

(7) shares of Common Stock issued or issuable upon the exercise of warrants issued to banks or equipment lessors, or in connection with similar credit arrangements; provided, each such issuance is primarily for other than equity financing purposes and is approved by the Board, including at least one Preferred Director (as defined below);

(8) shares of Common Stock issued or issuable upon the exercise of warrants issued in connection with collaboration, technology license, development, distribution, manufacturing or other similar corporate or strategic partnering agreements; provided, that each such issuance is approved by the Board, including at least one Preferred Director;

(9) shares of Common Stock issued or issuable upon the exercise of warrants issued in connection with bona fide business acquisitions of or by the Corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise; provided, that each such business acquisition is approved by the Board, including at least one Preferred Director;

(10) shares of Common Stock issued in connection with a Qualified IPO; or

(11) shares of Common Stock for which adjustment of the Applicable Conversion Price has previously been made pursuant to Section 5(d)(iv).

(B) "Convertible Securities" shall mean any evidences of indebtedness, shares (other than Common Stock or Issued Preferred) or other securities convertible into or exchangeable for Common Stock.

(C) "Options" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities.

(D) "Preferred Director" shall mean a director who has been designated to serve as a member of the Board by (i) the holders of the Series C Preferred, voting or acting as a class and series of shares separate from all other classes and series of shares of capital stock of the Corporation (the "Series C Preferred Director"), (ii) the holders of the Series B Preferred, voting or acting as a class and series of shares separate from all other classes and series of shares of capital stock of the Corporation (the "Series B Preferred Director"), or (iii) the holders of the Series A Issued Preferred, voting or acting together as a single class on an as-converted basis separate from all other classes and series of shares of capital stock of the Corporation, under the terms of the Third Amended and Restated Voting Agreement dated on or about July 27, 2017 (the "Voting Agreement"), among the Corporation, the holders of the Issued Preferred and certain holders of the Class A Voting Common Stock, as the same may be amended, a copy of which will be provided to any shareholder of record of the Corporation without charge upon such holder's written request therefor made to the Corporation's Secretary.

(ii) No Adjustment of Conversion Prices. Notwithstanding any provision herein to the contrary, no adjustment in the Applicable Conversion Price of any series of the Issued Preferred shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share (determined pursuant to Section 5(d)(v) hereof) for an Additional Share of Common Stock issued or deemed to be issued by the Corporation is less than the Applicable Conversion Price for such series of Issued Preferred in effect on the date of, and immediately prior to, such issuance.

(iii) Deemed Issuance of Additional Shares of Common Stock. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities then entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein designed to protect against dilution) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issuance or, in case such a record date shall have been fixed, as of the close of business on such record date; provided, further, that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(A) no further adjustments in the Applicable Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(B) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Corporation, or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Applicable Conversion Price computed upon the original issuance thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities (provided, however, that no such adjustment of the Applicable Conversion Price shall affect Class A Voting Common Stock previously issued upon conversion of any shares of the Issued Preferred); and

(C) no readjustment pursuant to clause (A) or (B) above shall have the effect of increasing the Applicable Conversion Price to an amount that exceeds the lesser of (1) such Applicable Conversion Price on the Series C Issuance Date and (2) the Applicable Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the Fifth Restated Certificate Filing Date and such readjustment date.

(iv) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 5(d)(iii)) without consideration or for consideration per share less than the Applicable Conversion Price for a series of Issued Preferred in effect on the date of and immediately prior to such issue, then such Applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Applicable Conversion Price then in effect by a fraction, (A) the numerator of which shall be the number of shares of Common Stock

outstanding immediately prior to such issuance plus the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at the Applicable Conversion Price in effect immediately prior to such issuance, and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of such Additional Shares of Common Stock so issued. For purposes of the above calculation, the number of shares of Common Stock outstanding immediately prior to such issuance shall be calculated on a fully diluted basis, as if all Convertible Securities had been fully converted into shares of Common Stock and any outstanding Options bearing an exercise price that is lower than the price at which the Additional Shares of Common Stock were issued had been fully exercised (and the resulting securities fully converted into shares of Common Stock, if so convertible) as of such date.

(v) Determination of Consideration. For purposes of this Section 5(d), the consideration received by the Corporation in connection with the issuance of any Additional Shares of Common Stock shall be computed as follows:

(A) Cash and Property. Such consideration shall:

(1) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest or accrued dividends;

(2) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issuance, as determined in good faith by the Board; and

(3) in the event Additional Shares of Common Stock are issued together with other securities or property of the Corporation for consideration which covers both cash and property, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as determined in good faith by the Board.

(B) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 5(d)(iii) relating to Options and Convertible Securities shall be determined by dividing:

(1) the total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(2) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to

protect against dilution) issuable upon the exercise of such Options or conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(e) Adjustment for Stock Splits and Combinations. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date effects a subdivision (by any stock split or otherwise) of the outstanding Class A Voting Common Stock without a corresponding subdivision of an applicable series of the Issued Preferred, then the Applicable Conversion Price of such series of the Issued Preferred that did not have a corresponding subdivision as in effect immediately before such subdivision shall be proportionately decreased. Conversely, in the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date combines the outstanding shares of Class A Voting Common Stock into a smaller number of shares without a corresponding combination of an applicable series of the Issued Preferred, then the Applicable Conversion Price of such series of the Issued Preferred that did not have a corresponding combination in effect immediately before such combination shall be proportionately increased. Any adjustment under this Section 5(e) shall become effective at the close of business on the date such subdivision or combination becomes effective.

(f) Adjustment for Common Stock Dividends and Distributions. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date declares, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, in each such event the Applicable Conversion Price of each series of Issued Preferred then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying such Applicable Conversion Price then in effect by a fraction (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date and (ii) the denominator of which is (A) the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, plus (B) the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 5(f) to reflect the actual payment of such dividend or distribution.

(g) Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than shares of Common Stock) or in cash or other property (other than cash out of earnings or earned surplus, determined in accordance with generally

accepted accounting principles), then and in each such event provision shall be made so that the holder of each share of Issued Preferred shall receive upon conversion of such share of Issued Preferred, in addition to the number of shares of Class A Voting Common Stock issuable in connection therewith, the kind and amount of securities of the Corporation and/or cash and other property that such holder would have been entitled to receive had such share of Issued Preferred been converted into Class A Voting Common Stock on the date of such event and had such holder thereafter, during the period from the date of such event to and including the date of conversion, retained any such securities and/or other property receivable, giving application to all adjustments called for during such period under this Section 5 with respect to the rights of such holder.

(h) Adjustments for Recapitalizations, Reclassifications or Other Changes. If at any time after the Fifth Restated Certificate Filing Date, the Class A Voting Common Stock issuable upon the conversion of a series of the Issued Preferred is changed into the same or a different number of shares of any other class or classes of stock, whether by recapitalization, reclassification or otherwise (other than an Acquisition or Asset Transfer or a subdivision, combination, or reorganization provided for elsewhere in this Section 5), in any such event each holder of shares of such series of Issued Preferred shall have the right thereafter to convert such shares into the kind and amount of stock and other securities and property that would be receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Class A Voting Common Stock into which such shares of Issued Preferred could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(i) Adjustments for Reorganizations, Mergers or Consolidations. If at any time after the Fifth Restated Certificate Filing Date, there is a capital reorganization of the Class A Voting Common Stock or a merger or consolidation of the Corporation with or into another Person (other than an Acquisition or Asset Transfer) as a part of such capital reorganization, merger or consolidation, provision shall be made so that the holders of each series of the Issued Preferred shall thereafter be entitled to receive upon conversion of such Issued Preferred the number of shares of stock or other securities or property of the Corporation or otherwise to which a holder of Class A Voting Common Stock, deliverable upon conversion thereof, would have been entitled on such capital reorganization, merger or consolidation, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of each series of the Issued Preferred after such capital reorganization, merger or consolidation to the end that the provisions of this Section 5 (including adjustment of the Applicable Conversion Price of such series of Issued Preferred) then in effect and the number of shares issuable upon conversion of such series of the Issued Preferred, shall be applicable after that event and be as nearly equivalent as practicable.

(j) Adjustment Threshold and Recording. No adjustment in the Applicable Conversion

Price of any series of the Issued Preferred need be made if such adjustment would result in a change in such Applicable Conversion Price of less than $0.001. Any adjustment of less than $0.001 which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of $0.001 or more in the Applicable Conversion Price. All calculations under this Section 5 shall be made to the nearest one thousandth of a cent ($0.00001) or to the nearest one hundredth (1/100) of a share, as the case may be.

(k) No Impairment. The Corporation shall not, by amendment of this Fifth Amended and Restated Certificate of Formation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or otherwise, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Issued Preferred against impairment.

(l) No Fractional Shares. No fractional shares shall be issued upon the conversion of any share or shares of Issued Preferred, and the number of shares of Class A Voting Common Stock to be issued shall be rounded to the nearest whole share (with 0.5 of a share rounded down). Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Issued Preferred which the holder is at the time converting into Class A Voting Common Stock and the number of shares of Class A Voting Common Stock issuable upon such aggregate conversion.

(m) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Applicable Conversion Price of any series of Issued Preferred pursuant to this Section 5, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such series of Issued Preferred a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Issued Preferred, furnish or cause to be furnished to such holder a certificate setting forth (A) such adjustment and readjustment, (B) the Applicable Conversion Price of each series of Issued Preferred at the time in effect and (C) the number of shares of Class A Voting Common Stock and the amount of other property, if any, which at the time would be received upon the conversion of a share of each series of the Issued Preferred.

(n) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Voting Common Stock, solely for the purpose of effecting the conversion of the shares of Issued Preferred, such number of its shares of Class A Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Issued Preferred, and if at any time the number of authorized but unissued shares of

Class A Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Issued Preferred, in addition to such other remedies as shall be available to the holder of such Issued Preferred, the Corporation shall take such corporate action as may be necessary, in the reasonable opinion of its counsel, to increase its authorized but unissued shares of Class A Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, using its best efforts to obtain the requisite shareholder approval of any necessary amendment to this Fifth Restated Certificate of Formation.

(o) Notices. Any notice, request, demand or other communication required or permitted to be given to a holder of Issued Preferred pursuant to the provisions of this Fifth Amended and Restated Certificate of Formation will be in writing and will be effective and deemed given under this Section 5 on the earliest of: (i) the date of personal delivery, (ii) the date of transmission by facsimile, with confirmed transmission and receipt, (iii) two days after deposit with a nationally-recognized courier or overnight service and (iv) five days after mailing via certified mail, return receipt requested. All notices not delivered personally or by facsimile will be sent with postage and other charges prepaid and properly addressed to the party to be notified at the address set forth for such party in the records of the Corporation. Any holder of Issued Preferred (and such holder's permitted assigns) may change such holder's address for receipt of future notices hereunder by giving written notice to the Corporation.

6. Voting Rights.

(a) General. Each share of Class A Voting Common Stock shall be entitled to one (1) vote on all matters presented to the Corporation's shareholders. Each share of Class B Non-Voting Common Stock shall not be entitled to vote on matters presented to the Corporation's shareholders except as required by law. Except as otherwise provided herein or required by law, holders of the Issued Preferred shall be entitled to vote together with the shares of Class A Voting Common Stock of the Corporation, and not as a separate class, on all matters submitted to a vote of the holders of shares of Class A Voting Common Stock, and may act by written consent in the same manner as the Class A Voting Common Stock, with each holder of shares of Issued Preferred entitled to the number of votes as shall be equal to the number of shares of Class A Voting Common Stock into which such holder's aggregate number of shares of Issued Preferred are convertible pursuant to Section 5 immediately after the close of business on the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken. Each holder of Issued Preferred shall be entitled, notwithstanding any provision hereof to the contrary, to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula shall be rounded to the nearest whole number (with one-half rounded upward to one).

(b) Preferred Stock Protective Provisions Relating to the Issued Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Issued

Preferred are outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least (x) a majority of the then outstanding shares of Series B Preferred and Series C Preferred, voting together as a single and separate class on an as-converted-to-Class A Voting Common Stock basis, and (y) a majority of the then outstanding shares of the Series A Issued Preferred, voting together as a single and separate class on an as-converted-to Class A Voting Common Stock basis:

(i) effect any Liquidation Event, Acquisition, Asset Sale or any other merger, reorganization or sale of the Corporation;

(ii) authorize, issue any new, or reclassify any existing class or series of equity securities of the Corporation having any preference or priority with respect to dividends rights, redemption rights, conversion rights, voting rights, or distribution of assets upon a Liquidation Event that is superior to or on parity with any such preference or priority of any series of the Issued Preferred;

(v) authorize the issuance of, or issue, more than 1,200,000 shares of Class A Voting Common Stock of the Corporation, in the aggregate, to officers, directors or employees of, or advisors, consultants or other service providers to, the Corporation under the Corporation's 2019 Long-Term Incentive Plan, or adopt any other stock option or equity plan of the Corporation;

(vi) declare or pay any dividend on, or make any distribution of any assets of the Corporation with respect to, any shares of Common Stock or any other class or series of capital stock of the Corporation other the Issued Preferred;

(vii) redeem, repurchase or otherwise acquire for value (or pay into or set aside for a sinking fund for such purpose) any shares of Common Stock or other series or class of capital stock of the Corporation, other than the repurchase of shares of Common Stock from employees, officers, directors, consultants or other service providers pursuant to agreements to repurchase such stock at cost in connection with the occurrence of certain events, such as the termination of their employment with or services to the Corporation;

(viii) effect any reclassification or recapitalization of the Corporation's capital stock;

(ix) increase the number of authorized directors on the Board of Directors of the Corporation to more than seven (7) or decrease the number of authorized directors on the Board of Directors of the Corporation to less than seven (7);

(x) increase or decrease (other than by conversion) the authorized number of shares of Preferred Stock or Common Stock;

(xi) form or create any subsidiary, whether a corporation, limited liability company, partnership or other entity, of the Corporation other than a wholly owned subsidiary of the Corporation;

(xii) transfer any of the assets of the Corporation to any subsidiary of the Corporation other than a wholly owned subsidiary of the Corporation, or permit any subsidiary of

the Corporation to issue or sell, or obligate itself to issue or sell, including, without limitation, by way of merger or consolidation, any stock of such subsidiary except to the Corporation or any wholly owned subsidiary of the Corporation, or permit any subsidiary of the Corporation to do any of the foregoing;

(xiii) incur, assume or become liable for any indebtedness for borrowed money in excess of $500,000 (excluding capitalized leases and debt obligations on work in process and inventory), unless approved by the Board (including the approval or consent of a majority of the Preferred Directors then serving on the Board);

(xiv) effect, or enter into any agreement to consummate, any acquisition or disposition of assets, group of assets or a business entity by the Corporation with a purchase price or sale price of more than $1,000,000, unless approved by the Board (including the approval or consent of a majority of the Preferred Directors then serving on the Board); or

(xv) enter into any contract, arrangement or transaction with an affiliate of the Corporation, including any loans or advances to employees other than advances for travel, entertainment or other similar expenses incurred by the employee in the ordinary course of business or for the payment of salary, unless approved by the Board (including the approval or consent of a majority of the Preferred Directors then serving on the Board).

(c) Preferred Stock Protective Provisions Relating to the Series C Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series C Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series C Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series C Preferred; or

(ii) increase or decrease the number of authorized shares of Series C Preferred.

(d) Preferred Stock Protective Provisions Relating to the Series B Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series B Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series B Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series B Preferred; or

(ii) increase or decrease the number of authorized shares of Series B Preferred.

(e) Preferred Stock Protective Provisions Relating to the Series A-3 Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series A-3 Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series A-3 Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series A-3 Preferred; or

(ii) increase or decrease the number of authorized shares of Series A-3 Preferred.

(f) Preferred Stock Protective Provisions Relating to the Series A-2 Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series A-2 Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series A-2 Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series A-2 Preferred; or

(ii) increase or decrease the number of authorized shares of Series A-2 Preferred.

(g) Preferred Stock Protective Provisions Relating to the Series A-1 Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series A-1 Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series A-1 Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series A-1 Preferred; or

(ii) increase or decrease the number of authorized shares of Series A-1 Preferred.

7. Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Issued Preferred, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided, that if the holder is a

financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class and series of shares represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate, and dividends shall accrue on the shares of Issued Preferred represented by such new certificate from the date to which dividends have been fully paid on such lost, stolen, destroyed or mutilated certificate.

8. No Preemptive Rights. Neither the holders of the Issued Preferred nor the holders of Common Stock shall have preemptive rights to subscribe for any shares of any class or series of stock of the Corporation whether now or hereafter authorized, except and only to the extent provided for in any agreement between the Corporation and any such holders of the Issued Preferred or of the Common Stock.

Series C Preferred Stock

The amount of security authorized is 11,571,256 with a total of 10,595,548 outstanding.

Voting Rights

Each holder of issued preferred shall be entitled, notwithstanding any provision hereof to the contrary, to notice of any shareholders' meeting in accordance with the bylaws of the corporation. Fractional votes shall not, however, be permitted and any fractional voting rights shall be rounded to the nearest whole number (with one-half rounded upward to one).

Material Rights

2. Dividends.

(a) The holders of shares of Series C Preferred shall be entitled to receive, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Series B Preferred, Common Stock or any other securities ranking junior to the Series C Preferred with respect to dividends, dividends on each share of Series C Preferred at the rate of 8.0% of the Initial Series C Issuance Price (as defined below) per annum when, as and if declared by the Board of Directors of the Corporation (the “Board”). Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series C Preferred, either in cash or in additional shares of Series C Preferred (valued, for such purpose, at the applicable Initial Series C Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Series A-1 Preferred, Series A-2 Preferred, Series A-3

Preferred or Series B Preferred (collectively, the "Prior Issued Preferred") pursuant to Section 2(b) or 2(c) below or on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series C Preferred have been paid or set apart for payment.

(b) After the payment or setting aside for payment of the dividends described in the first sentence of Section 2(a) with respect to the Series C Preferred, the holders of shares of Series B Preferred shall be entitled to receive, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred, Common Stock or any other securities ranking junior to the Series B Preferred with respect to dividends, dividends on each share of Series B Preferred at the rate of 8.0% of the Initial Series B Issuance Price (as defined below) per annum when, as and if declared by the Board. Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series B Preferred, either in cash or in additional shares of Series B Preferred (valued, for such purpose, at the applicable Initial Series B Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Series A-1 Preferred, Series A-2 Preferred or Series A-3 Preferred or Series B Preferred (collectively, the "Series A Issued Preferred") pursuant to Section 2(c) below or on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series B Preferred have been paid or set apart for payment.

(c) After the payment or setting aside for payment of the dividends described in the first sentence of Section 2(a) with respect to the Series C Preferred and the first sentence of Section 2(b) with respect to the Series B Preferred, the holders of shares of the Series A Issued Preferred shall be entitled to receive, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Common Stock or any other securities ranking junior to the Series A Issued Preferred with respect to dividends, dividends on each share of Series A Issued Preferred at the rate of 8.0% of the respective Initial Issuance Price (as defined below) of such series of Series A Issued Preferred per annum when, as and if declared by the Board. Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series A Issued Preferred, either in cash or in additional shares of the same series of Series A Issued Preferred for which such dividend relates (valued, for such purpose, at the applicable Initial Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series A Issued Preferred have been paid or set apart for payment.

(d) After the payment or setting aside for payment of the dividends described in the first sentence of Section 2(a), the first sentence of Section 2(b) and the first sentence of Section 2(c), any additional dividends (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) declared or paid in any year shall be declared or paid on the Issued Preferred and Common Stock on a pari passu basis (with each share of Issued Preferred treated on an as-converted-to Class A Voting Common Stock basis for such purpose).

(e) Any dividend or distribution that is declared by the Corporation and payable with assets of the Corporation other than cash shall be valued in accordance with the provisions of Subsection 3(f) below.

3. Liquidation Rights.

(a) Series C Preferred Preference. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (each, a "Liquidation Event"), before any distribution or payment shall be made to the holders of the Prior Issued Preferred or Common Stock, each holder of Series C Preferred shall be entitled to be paid out of the assets of the Corporation an amount per share in cash equal to the sum of $0.821 (the "Initial Series C Issuance Price") (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Series C Preferred) and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series C Preferred is entitled to receive under this Section 3(a) is hereunder referred to as the "Series C Stock Preference." If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series C Preferred of the Series C Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series C Preferred then outstanding in proportion to the full Series C Stock Preference to which each such holder is otherwise entitled to receive.

(b) Series B Preferred Preference. Upon any Liquidation Event and after the payment of the full Series C Stock Preference as set forth in Section 3(a) above but before any distribution or payment shall be made to the holders of the Series A Issued Stock or Common Stock, each holder of Series B Preferred shall be entitled to be paid out of the assets of the Corporation an amount per share in cash equal to the sum of $0.5596 (the "Initial Series B Issuance Price") (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Series B Preferred) and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series B Preferred is entitled to receive under this Section 3(b) is hereunder referred to as the "Series B Stock Preference." If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series B Preferred of the Series B Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series B Preferred then outstanding in proportion to the full Series B Stock Preference to which each such holder is otherwise entitled to receive.

(c) Preference on the Series A Issued Preferred. Upon any Liquidation Event and after the payment of the full Series C Stock Preference as set forth in Section 3(a) above and the full Series B Stock Preference as set forth in Section 3(b) above, but before any distribution or payment shall be made to the holders of the Common Stock, each holder of the Series A Issued Preferred shall be entitled to be paid out of the assets of the Corporation an amount in case per share equal to: (i) with respect to the Series A-1 Preferred, the sum of $0.381 for each outstanding share of Series A-1 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Initial Series A-1 Issuance Price"), and an amount equal to all declared but unpaid dividends on such share, (ii) with respect to the Series A-2 Preferred, the sum of $0.5972 for each outstanding share of Series A-2 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Initial Series A-2 Issuance Price"), and an amount equal to all declared but unpaid dividends on such share; and (iii) with respect to the Series A-3 Preferred, the sum of $0.40 for each outstanding share of Series A-3 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Initial Series A-3 Issuance Price"; and referred to herein collectively with the Initial Series C Issuance Price, Initial Series B Issuance Price, Initial Series A-2 Issuance Price and Initial Series A-1 Issuance Price as the "Initial Issuance Price"), and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series A Issued Preferred is entitled to receive under this Section 3(c) is hereunder referred to as the "Series A Stock Preference." If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series A Issued Preferred of the Series A Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Issued Preferred then outstanding in proportion to the full Series A Stock Preference to which each such holder is otherwise entitled to receive.

(d) Remaining Assets. After the payment of the full Series C Stock Preference, Series B Stock Preference and Series A Stock Preference as set forth in Sections 3(a), 3(b) and 3(c) above, the assets of the Corporation legally available for distribution, if any, shall be distributed on a pari passu basis to the holders of the Issued Preferred and Common Stock (with each share of Issued Preferred treated on an as-converted-to Class A Voting Common Stock basis for such purpose).

(e) Additional Liquidation Events. The following events shall each be considered a Liquidation Event under this Section 3 unless otherwise determined by the holders of at least 67% of the then outstanding shares of Issued Preferred:

(i) any consolidation or merger of the Corporation with or into any other corporation or Person (as defined below), or any other corporate reorganization, in which the shareholders of the Corporation immediately prior to such consolidation, merger, reorganization, or any similar corporate transaction, own not less than a majority of the Corporation's voting power immediately after such consolidation, merger or reorganization, or any other transaction or series of related transactions to which the Corporation is a party in which in excess of a majority of the Corporation's voting

power is transferred, excluding any consolidation or merger effected exclusively to change the domicile of the Corporation (each, an "Acquisition"); or

(ii) any sale, exclusive license, lease, conveyance or other disposition of all or substantially all of the assets of the Corporation (measured either by book value in accordance with U.S. generally accepted accounting principles consistently applied or by Fair Market Value (as defined below) at the time of the transaction) to a third party in any transaction or series of related transactions (an "Asset Transfer").

(f) Valuation of Consideration. If the consideration received by the Corporation is other than cash in connection with any of the events set forth above, its value will be deemed its fair market value ("Fair Market Value") on the closing date of any such event, as determined in good faith by the Board.

(g) Notice of Liquidation Event. The Corporation shall give each record holder of Issued Preferred written notice of any impending Liquidation Event no later than 20 days prior to the shareholders' meeting called to approve such transaction, or 20 days prior to the closing of such Liquidation Event, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Event. The first of such notices shall describe the material terms and conditions of the impending Liquidation Event (including, without limitation, the amount of proceeds to be paid to each share in connection with the Liquidation Event) and the provisions of this Section 3, and the Corporation shall thereafter give such holders prompt notice of any material changes to the information set forth in such notice. The Liquidation Event shall in no event take place sooner than 20 days after the Corporation has given the first notice provided for herein or sooner than 20 days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Issued Preferred that are entitled to such notice rights or similar notice rights and that represent at least 67% of the then outstanding shares of Issued Preferred.

(h) Effect of Noncompliance. If the requirements of Section 3(g) are not complied with, the Corporation shall forthwith either cause the closing of the transaction to be postponed until such requirements have been complied with, or cancel such transaction, in which event the respective rights, preferences and privileges of the holders of the Issued Preferred shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Section 3(g) hereof.

4. Redemption. No shares of any series of the Issued Preferred shall be entitled to redemption rights.

5. Conversion. The holders of Issued Preferred shall have the following conversion rights (the "Conversion Rights"):

(a) Optional Conversion. Shares of Series A-1 Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and

nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series A-1 Preferred, by dividing the (A) Initial Series A-1 Issuance Price by (B) the Series A-1 Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series A-1 Preferred (the "Series A Conversion Price") is $0.476; provided, however, that the Series A-1 Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series A-2 Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series A-2 Preferred, by dividing the (A) Initial Series A-2 Issuance Price by (B) the Series A-2 Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series A-2 Preferred (the "Series A-2 Conversion Price") shall be $0.6725; provided, however, that the Series A-2 Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series A-3 Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series A-3 Preferred, by dividing the (A) Initial Series A-3 Issuance Price by (B) the Series A-3 Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series A-3 Preferred (the "Series A-3 Conversion Price") shall be $0.36352; provided, however, that the Series A-3 Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series B Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series B Preferred, by dividing the (A) Initial Series B Issuance Price by (B) the Series B Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series B Preferred (the "Series B Conversion Price") shall be $0.5596; provided, however, that the Series B Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series C Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares,

into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series C Preferred, by dividing the (A) Initial Series C Issuance Price by (B) the Series C Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series C Preferred (the "Series C Conversion Price") shall be $0.821; provided, however, that the Series C Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

The Series A-1 Conversion Price, Series A-2 Conversion Price, Series A-3 Conversion Price, Series B Conversion Price and Series C Conversion Price are sometimes respectively referred to herein as the "Applicable Conversion Price".

(b) Automatic Conversion. Each share of Issued Preferred shall automatically be converted by the Corporation into shares of Class A Voting Common Stock in the manner provided in Section 5(a) for such series of Issued Preferred using the Applicable Conversion Price in effect immediately prior thereto upon the earlier of: (i) the Corporation's sale of Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), resulting in aggregate gross proceeds (after deducting applicable underwriting discounts and commissions and expenses relating to the offering) of at least $30,000,000; provided, however, that the per share offering price is at least three (3) times the then Series C Conversion Price (a "Qualified Public Offering"), or (ii) the date specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of such series of Issued Preferred. The date on which such conversion is required pursuant to this Section 5(b) shall hereinafter be referred to as the "Mandatory Conversion Date."

(c) Mechanics of Conversion. Before any holder of Issued Preferred shall be entitled to convert the same into shares of Class A Voting Common Stock pursuant to Section 5(a) above or upon the occurrence of the events specified in Section 5(b) above, as the case may be, such holder shall surrender the certificate or certificates therefor, duly endorsed (or deliver a customary affidavit of loss with indemnity satisfactory to the Corporation) at the principal corporate office of the Corporation or any transfer agent for the Issued Preferred, and in the case of Section 5(a) above, shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Voting Common Stock are to be issued; provided, however, that any failure by a holder to comply with these provisions shall not have any effect on the automatic conversion of such holder's shares, which shall in any event convert in accordance with Section 5(b) above. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of the Issued Preferred, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class A Voting Common Stock to which such holder shall be entitled as aforesaid. The issuance of certificates for shares of Class A Voting Common Stock upon conversion of the Issued Preferred shall be made without charge to the holders

of the Issued Preferred for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such conversion and the related issuance of the Class A Voting Common Stock. Such conversion shall be deemed to have been made, in the case of a conversion pursuant to Section 5(a), immediately prior to the close of business on the date of such surrender of the shares of the Issued Preferred to be converted, and, in the case of a conversion pursuant to Section 5(b), as of the opening of business on the Mandatory Conversion Date, and the person or persons entitled to receive the shares of Class A Voting Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Voting Common Stock as of such date. Upon conversion of shares of Issued Preferred into Class A Voting Common Stock, the Corporation shall take all such actions as are necessary in order to ensure that such shares of Class A Voting Common Stock are validly issued, fully paid and nonassessable, and are free and clear of all liens, taxes, charges or encumbrances with respect to the issuance thereof. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act, the conversion shall be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person or persons entitled to receive the Class A Voting Common Stock upon conversion of the Issued Preferred shall not be deemed to have converted such Issued Preferred until immediately prior to the closing of such sale of securities.

(d) Adjustments to the Conversion Prices for Certain Dilutive Issuances.

(i) Special Definitions. For purposes of this Section 5, the following definitions shall apply:

(A) “Additional Shares of Common Stock” shall mean all shares of Common Stock issued (or, pursuant to Section 5(d)(iii), deemed to be issued) by the Corporation after the date of the filing of this Fifth Restated Certificate of Formation (the “Fifth Restated Certificate Filing Date”), other than:

(1) shares of Class A Common Stock issued or issuable upon conversion of shares of Issued Preferred;

(2) up to 4,260,000 Shares of Class B Non-Voting Common Stock;

(3) shares of Common Stock issued or issuable upon the exercise of warrants to purchase Series A-1 Preferred or warrants to purchase Series A-2 Preferred that are outstanding on the Fifth Restated Certificate Filing Date;

(4) shares of Class A Voting Common Stock issued or issuable to officers, directors or employees of, or advisors, consultants or other service providers to, the Corporation pursuant to the Corporation’s 2019 Long-Term Incentive Plan, as the same may be amended from time to time in accordance with the terms thereof;

(5) shares of Common Stock issued or issuable as a dividend or distribution on the issued and outstanding shares of the Issued Preferred;

(6) shares of Common Stock issued or issuable by reason of a dividend, stock split, combination, recapitalization, reclassification, reorganization, merger, consolidation or other change that is covered by Section 5(e), 5(f), 5(g), 5(h), 5(i) or 5(j) below;

(7) shares of Common Stock issued or issuable upon the exercise of warrants issued to banks or equipment lessors, or in connection with similar credit arrangements; provided, each such issuance is primarily for other than equity financing purposes and is approved by the Board, including at least one Preferred Director (as defined below);

(8) shares of Common Stock issued or issuable upon the exercise of warrants issued in connection with collaboration, technology license, development, distribution, manufacturing or other similar corporate or strategic partnering agreements; provided, that each such issuance is approved by the Board, including at least one Preferred Director;

(9) shares of Common Stock issued or issuable upon the exercise of warrants issued in connection with bona fide business acquisitions of or by the Corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise; provided, that each such business acquisition is approved by the Board, including at least one Preferred Director;

(10) shares of Common Stock issued in connection with a Qualified IPO; or

(11) shares of Common Stock for which adjustment of the Applicable Conversion Price has previously been made pursuant to Section 5(d)(iv).

(B) "Convertible Securities" shall mean any evidences of indebtedness, shares (other than Common Stock or Issued Preferred) or other securities convertible into or exchangeable for Common Stock.

(C) "Options" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities.

(D) "Preferred Director" shall mean a director who has been designated to serve as a member of the Board by (i) the holders of the Series C Preferred, voting or acting as a class and series of shares separate from all other classes and series of shares of capital stock of the Corporation (the "Series C Preferred Director"), (ii) the holders of the Series B Preferred, voting or acting as a class and series of shares separate from all other classes and series of shares of capital stock of the Corporation (the "Series B Preferred Director"), or (iii) the holders of the Series A Issued Preferred, voting or acting together as a single class on an as-converted basis separate from all other classes and series of shares of capital stock of the Corporation, under the terms of the Third Amended and Restated Voting Agreement dated on or about July 27, 2017 (the "Voting Agreement"), among the Corporation, the holders of the Issued Preferred and certain holders of the Class A Voting Common Stock, as the same may be amended, a copy of which will be provided to any shareholder of record of the Corporation without charge upon such holder's written request therefor made to the Corporation's Secretary.

(ii) No Adjustment of Conversion Prices. Notwithstanding any provision herein to the contrary, no adjustment in the Applicable Conversion Price of any series of the Issued Preferred shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share (determined pursuant to Section 5(d)(v) hereof) for an Additional Share of Common Stock issued or deemed to be issued by the Corporation is less than the Applicable Conversion Price for such series of Issued Preferred in effect on the date of, and immediately prior to, such issuance.

(iii) Deemed Issuance of Additional Shares of Common Stock. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities then entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein designed to protect against dilution) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issuance or, in case such a record date shall have been fixed, as of the close of business on such record date; provided, further, that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(A) no further adjustments in the Applicable Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(B) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Corporation, or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Applicable Conversion Price computed upon the original issuance thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities (provided, however, that no such adjustment of the Applicable Conversion Price shall affect Class A Voting Common Stock previously issued upon conversion of any shares of the Issued Preferred); and

(C) no readjustment pursuant to clause (A) or (B) above shall have the effect of increasing the Applicable Conversion Price to an amount that exceeds the lesser of (1) such Applicable Conversion Price on the Series C Issuance Date and (2) the Applicable Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the Fifth Restated Certificate Filing Date and such readjustment date.

(iv) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation at any time or from time to time after the Fifth

Restated Certificate Filing Date shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 5(d)(iii)) without consideration or for consideration per share less than the Applicable Conversion Price for a series of Issued Preferred in effect on the date of and immediately prior to such issue, then such Applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Applicable Conversion Price then in effect by a fraction, (A) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at the Applicable Conversion Price in effect immediately prior to such issuance, and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of such Additional Shares of Common Stock so issued. For purposes of the above calculation, the number of shares of Common Stock outstanding immediately prior to such issuance shall be calculated on a fully diluted basis, as if all Convertible Securities had been fully converted into shares of Common Stock and any outstanding Options bearing an exercise price that is lower than the price at which the Additional Shares of Common Stock were issued had been fully exercised (and the resulting securities fully converted into shares of Common Stock, if so convertible) as of such date.

(v) Determination of Consideration. For purposes of this Section 5(d), the consideration received by the Corporation in connection with the issuance of any Additional Shares of Common Stock shall be computed as follows:

(A) Cash and Property. Such consideration shall:

(1) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest or accrued dividends;

(2) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issuance, as determined in good faith by the Board; and

(3) in the event Additional Shares of Common Stock are issued together with other securities or property of the Corporation for consideration which covers both cash and property, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as determined in good faith by the Board.

(B) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 5(d)(iii) relating to Options and Convertible Securities shall be determined by dividing:

(1) the total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating

thereto, without regard to any provision contained therein designed to protect against dilution) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(2) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) issuable upon the exercise of such Options or conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(e) Adjustment for Stock Splits and Combinations. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date effects a subdivision (by any stock split or otherwise) of the outstanding Class A Voting Common Stock without a corresponding subdivision of an applicable series of the Issued Preferred, then the Applicable Conversion Price of such series of the Issued Preferred that did not have a corresponding subdivision as in effect immediately before such subdivision shall be proportionately decreased. Conversely, in the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date combines the outstanding shares of Class A Voting Common Stock into a smaller number of shares without a corresponding combination of an applicable series of the Issued Preferred, then the Applicable Conversion Price of such series of the Issued Preferred that did not have a corresponding combination in effect immediately before such combination shall be proportionately increased. Any adjustment under this Section 5(e) shall become effective at the close of business on the date such subdivision or combination becomes effective.

(f) Adjustment for Common Stock Dividends and Distributions. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date declares, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, in each such event the Applicable Conversion Price of each series of Issued Preferred then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying such Applicable Conversion Price then in effect by a fraction (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date and (ii) the denominator of which is (A) the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, plus (B) the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 5(f) to reflect the

actual payment of such dividend or distribution.

(g) Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than shares of Common Stock) or in cash or other property (other than cash out of earnings or earned surplus, determined in accordance with generally accepted accounting principles), then and in each such event provision shall be made so that the holder of each share of Issued Preferred shall receive upon conversion of such share of Issued Preferred, in addition to the number of shares of Class A Voting Common Stock issuable in connection therewith, the kind and amount of securities of the Corporation and/or cash and other property that such holder would have been entitled to receive had such share of Issued Preferred been converted into Class A Voting Common Stock on the date of such event and had such holder thereafter, during the period from the date of such event to and including the date of conversion, retained any such securities and/or other property receivable, giving application to all adjustments called for during such period under this Section 5 with respect to the rights of such holder.

(h) Adjustments for Recapitalizations, Reclassifications or Other Changes. If at any time after the Fifth Restated Certificate Filing Date, the Class A Voting Common Stock issuable upon the conversion of a series of the Issued Preferred is changed into the same or a different number of shares of any other class or classes of stock, whether by recapitalization, reclassification or otherwise (other than an Acquisition or Asset Transfer or a subdivision, combination, or reorganization provided for elsewhere in this Section 5), in any such event each holder of shares of such series of Issued Preferred shall have the right thereafter to convert such shares into the kind and amount of stock and other securities and property that would be receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Class A Voting Common Stock into which such shares of Issued Preferred could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(i) Adjustments for Reorganizations, Mergers or Consolidations. If at any time after the Fifth Restated Certificate Filing Date, there is a capital reorganization of the Class A Voting Common Stock or a merger or consolidation of the Corporation with or into another Person (other than an Acquisition or Asset Transfer) as a part of such capital reorganization, merger or consolidation, provision shall be made so that the holders of each series of the Issued Preferred shall thereafter be entitled to receive upon conversion of such Issued Preferred the number of shares of stock or other securities or property of the Corporation or otherwise to which a holder of Class A Voting Common Stock, deliverable upon conversion thereof, would have been entitled on such capital reorganization, merger or consolidation, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with

respect to the rights of the holders of each series of the Issued Preferred after such capital reorganization, merger or consolidation to the end that the provisions of this Section 5 (including adjustment of the Applicable Conversion Price of such series of Issued Preferred) then in effect and the number of shares issuable upon conversion of such series of the Issued Preferred, shall be applicable after that event and be as nearly equivalent as practicable.

(j) Adjustment Threshold and Recording. No adjustment in the Applicable Conversion Price of any series of the Issued Preferred need be made if such adjustment would result in a change in such Applicable Conversion Price of less than $0.001. Any adjustment of less than $0.001 which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of $0.001 or more in the Applicable Conversion Price. All calculations under this Section 5 shall be made to the nearest one thousandth of a cent ($0.00001) or to the nearest one hundredth (1/100) of a share, as the case may be.

(k) No Impairment. The Corporation shall not, by amendment of this Fifth Amended and Restated Certificate of Formation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or otherwise, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Issued Preferred against impairment.

(l) No Fractional Shares. No fractional shares shall be issued upon the conversion of any share or shares of Issued Preferred, and the number of shares of Class A Voting Common Stock to be issued shall be rounded to the nearest whole share (with 0.5 of a share rounded down). Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Issued Preferred which the holder is at the time converting into Class A Voting Common Stock and the number of shares of Class A Voting Common Stock issuable upon such aggregate conversion.

(m) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Applicable Conversion Price of any series of Issued Preferred pursuant to this Section 5, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such series of Issued Preferred a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Issued Preferred, furnish or cause to be furnished to such holder a certificate setting forth (A) such adjustment and readjustment, (B) the Applicable Conversion Price of each series of Issued Preferred at the time in effect and (C) the number of shares of Class A Voting Common Stock and the amount of other property, if any, which at the time would be received upon the conversion of a share of

each series of the Issued Preferred.

(n) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Voting Common Stock, solely for the purpose of effecting the conversion of the shares of Issued Preferred, such number of its shares of Class A Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Issued Preferred, and if at any time the number of authorized but unissued shares of Class A Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Issued Preferred, in addition to such other remedies as shall be available to the holder of such Issued Preferred, the Corporation shall take such corporate action as may be necessary, in the reasonable opinion of its counsel, to increase its authorized but unissued shares of Class A Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, using its best efforts to obtain the requisite shareholder approval of any necessary amendment to this Fifth Restated Certificate of Formation.

(o) Notices. Any notice, request, demand or other communication required or permitted to be given to a holder of Issued Preferred pursuant to the provisions of this Fifth Amended and Restated Certificate of Formation will be in writing and will be effective and deemed given under this Section 5 on the earliest of: (i) the date of personal delivery, (ii) the date of transmission by facsimile, with confirmed transmission and receipt, (iii) two days after deposit with a nationally-recognized courier or overnight service and (iv) five days after mailing via certified mail, return receipt requested. All notices not delivered personally or by facsimile will be sent with postage and other charges prepaid and properly addressed to the party to be notified at the address set forth for such party in the records of the Corporation. Any holder of Issued Preferred (and such holder's permitted assigns) may change such holder's address for receipt of future notices hereunder by giving written notice to the Corporation.

6. Voting Rights.

(a) General. Each share of Class A Voting Common Stock shall be entitled to one (1) vote on all matters presented to the Corporation's shareholders. Each share of Class B Non-Voting Common Stock shall not be entitled to vote on matters presented to the Corporation's shareholders except as required by law. Except as otherwise provided herein or required by law, holders of the Issued Preferred shall be entitled to vote together with the shares of Class A Voting Common Stock of the Corporation, and not as a separate class, on all matters submitted to a vote of the holders of shares of Class A Voting Common Stock, and may act by written consent in the same manner as the Class A Voting Common Stock, with each holder of shares of Issued Preferred entitled to the number of votes as shall be equal to the number of shares of Class A Voting Common Stock into which such holder's aggregate number of shares of Issued Preferred are convertible pursuant to Section 5 immediately after the close of business on the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken. Each

holder of Issued Preferred shall be entitled, notwithstanding any provision hereof to the contrary, to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula shall be rounded to the nearest whole number (with one-half rounded upward to one).

(b) Preferred Stock Protective Provisions Relating to the Issued Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Issued Preferred are outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least (x) a majority of the then outstanding shares of Series B Preferred and Series C Preferred, voting together as a single and separate class on an as-converted-to-Class A Voting Common Stock basis, and (y) a majority of the then outstanding shares of the Series A Issued Preferred, voting together as a single and separate class on an as-converted-to Class A Voting Common Stock basis:

(i) effect any Liquidation Event, Acquisition, Asset Sale or any other merger, reorganization or sale of the Corporation;

(ii) authorize, issue any new, or reclassify any existing class or series of equity securities of the Corporation having any preference or priority with respect to dividends rights, redemption rights, conversion rights, voting rights, or distribution of assets upon a Liquidation Event that is superior to or on parity with any such preference or priority of any series of the Issued Preferred;

(v) authorize the issuance of, or issue, more than 1,200,000 shares of Class A Voting Common Stock of the Corporation, in the aggregate, to officers, directors or employees of, or advisors, consultants or other service providers to, the Corporation under the Corporation's 2019 Long-Term Incentive Plan, or adopt any other stock option or equity plan of the Corporation;

(vi) declare or pay any dividend on, or make any distribution of any assets of the Corporation with respect to, any shares of Common Stock or any other class or series of capital stock of the Corporation other the Issued Preferred;

(vii) redeem, repurchase or otherwise acquire for value (or pay into or set aside for a sinking fund for such purpose) any shares of Common Stock or other series or class of capital stock of the Corporation, other than the repurchase of shares of Common Stock from employees, officers, directors, consultants or other service providers pursuant to agreements to repurchase such stock at cost in connection with the occurrence of certain events, such as the termination of their employment with or services to the Corporation;

(viii) effect any reclassification or recapitalization of the Corporation's capital stock;

(ix) increase the number of authorized directors on the Board of Directors of the Corporation to more than seven (7) or decrease the number of authorized directors on the Board of Directors of the Corporation to less than seven (7);

(x) increase or decrease (other than by conversion) the authorized number of shares of Preferred Stock or Common Stock;

(xi) form or create any subsidiary, whether a corporation, limited liability company, partnership or other entity, of the Corporation other than a wholly owned subsidiary of the Corporation;

(xii) transfer any of the assets of the Corporation to any subsidiary of the Corporation other than a wholly owned subsidiary of the Corporation, or permit any subsidiary of the Corporation to issue or sell, or obligate itself to issue or sell, including, without limitation, by way of merger or consolidation, any stock of such subsidiary except to the Corporation or any wholly owned subsidiary of the Corporation, or permit any subsidiary of the Corporation to do any of the foregoing;

(xiii) incur, assume or become liable for any indebtedness for borrowed money in excess of $500,000 (excluding capitalized leases and debt obligations on work in process and inventory), unless approved by the Board (including the approval or consent of a majority of the Preferred Directors then serving on the Board);

(xiv) effect, or enter into any agreement to consummate, any acquisition or disposition of assets, group of assets or a business entity by the Corporation with a purchase price or sale price of more than $1,000,000, unless approved by the Board (including the approval or consent of a majority of the Preferred Directors then serving on the Board); or

(xv) enter into any contract, arrangement or transaction with an affiliate of the Corporation, including any loans or advances to employees other than advances for travel, entertainment or other similar expenses incurred by the employee in the ordinary course of business or for the payment of salary, unless approved by the Board (including the approval or consent of a majority of the Preferred Directors then serving on the Board).

(c) Preferred Stock Protective Provisions Relating to the Series C Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series C Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series C Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series C Preferred; or

(ii) increase or decrease the number of authorized shares of Series C Preferred.

(d) Preferred Stock Protective Provisions Relating to the Series B Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series B Preferred are issued and outstanding, the Corporation shall not, without

first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series B Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series B Preferred; or

(ii) increase or decrease the number of authorized shares of Series B Preferred.

(e) Preferred Stock Protective Provisions Relating to the Series A-3 Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series A-3 Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series A-3 Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series A-3 Preferred; or

(ii) increase or decrease the number of authorized shares of Series A-3 Preferred.

(f) Preferred Stock Protective Provisions Relating to the Series A-2 Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series A-2 Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series A-2 Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series A-2 Preferred; or

(ii) increase or decrease the number of authorized shares of Series A-2 Preferred.

(g) Preferred Stock Protective Provisions Relating to the Series A-1 Preferred. In addition to any other vote or consent required herein or by law, for so long as shares of Series A-1 Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series A-1 Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the

holders of the Series A-1 Preferred; or

(ii) increase or decrease the number of authorized shares of Series A-1 Preferred.

7. Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Issued Preferred, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided, that if the holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class and series of shares represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate, and dividends shall accrue on the shares of Issued Preferred represented by such new certificate from the date to which dividends have been fully paid on such lost, stolen, destroyed or mutilated certificate.

8. No Preemptive Rights. Neither the holders of the Issued Preferred nor the holders of Common Stock shall have preemptive rights to subscribe for any shares of any class or series of stock of the Corporation whether now or hereafter authorized, except and only to the extent provided for in any agreement between the Corporation and any such holders of the Issued Preferred or of the Common Stock.

Class A Voting Common Stock

The amount of security authorized is 35,740,000 with a total of 4,302,523 outstanding.

Voting Rights

Each share of Class A Voting Common Stock shall be entitled to one (1) vote on all matters presented to the Corporation’s shareholders. Each share of Class B Non-Voting Common Stock shall not be entitled to vote on matters presented to the Corporation’s shareholders except as required by law. Except as otherwise provided herein or required by law, holders of the Issued Preferred shall be entitled to vote together with the shares of Class A Voting Common Stock of the Corporation, and not as a separate class, on all matters submitted to a vote of the holders of shares of Class A Voting Common Stock, and may act by written consent in the same manner as the Class A Voting Common Stock, with each holder of shares of Issued Preferred entitled to the number of votes as shall be equal to the number of shares of Class A Voting Common Stock into which such holder’s aggregate number of shares of Issued Preferred are convertible pursuant to Section 5 immediately after the close of business on the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken. Each holder of Issued Preferred shall be entitled, notwithstanding any provision hereof to the contrary, to notice of any shareholders’ meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional

voting rights resulting from the above formula shall be rounded to the nearest whole number (with one-half rounded upward to one).

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 4,260,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

2009 LTIP Stock Options

The amount of security authorized is 4,066,960 with a total of 4,066,960 outstanding.

Voting Rights

There are no voting rights associated with 2009 LTIP Stock Options.

Material Rights

There are no material rights associated with 2009 LTIP Stock Options.

2019 LTIP Stock Options

The amount of security authorized is 1,200,000 with a total of 1,200,000 outstanding.

Voting Rights

There are no voting rights associated with 2019 LTIP Stock Options.

Material Rights

There are no material rights associated with 2019 LTIP Stock Options.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $8,698,936.67
  Number of Securities Sold: 10,595,548
  Use of proceeds: Operating Expenses, Research and Development
  Date: July 26, 2017
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

In 2020, HeatGen did not generate revenue. In 2021, We began generating revenue and received about $10,000 in sample/prototype revenues from brand partners. This is in line with our strategy to commercialize the product into the market using investment spending.

Cost of Goods

Comparing COGS year over year, our spending was approximately 78% greater in 2021 compared to 2020. More importantly, per-unit COGS were lower in 2021, and COGS spending in 2021 represents a more than 2x increase in production quantities.

Expenses

HeatGen's operating expenses remained flat year-over-year, with some fluctuation in individual categories.

Research and Development spending in 2021 was also nearly 250% of that of 2020. This is due to a strategic initiative to complete all R&D projects in preparation for mass automated production, which was successful. We anticipate substantially lower R&D spending in 2022 and beyond.

Due to pandemic-related changes in operations, 2021 also saw a significant reduction of nearly 60% in office and travel expenses.

Historical results and cash flows:

As previously mentioned, past cash flows represent HeatGen carrying out R&D initiatives and investment spending to bring products to market. Upon deployment of production equipment, HeatGen expects to operate profitably into perpetuity. Most operating expenses will remain near-flat as we have minimal need to expand our team or PPE.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current cash on hand is $191,000. No lines of credit or current shareholder loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds will be used for ongoing day-to-day operations, and we do have potential sources of capital in addition to this raise.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Current funds and crowdfunding proceeds will continue to be used for ongoing operations. If the maximum is raised, it will make up about 75% of our funds. We are currently in discussions regarding other capital resources.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our current burn rate is $100k/month and this position gives us about 4 months of runway. We have been at or below this run rate for all of calendar year 2022. In this scenario, we can continue operating and supplying the brands and market with product, but at a slower rate. We also have to slow down any outside consulting expenses for R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum amount of this fundraise would provide 12 months of operating capital at the stated burn rate, operating in essence the same way described in the minimum with an opportunity to increase some spending on outside R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are currently in discussions regarding future capital infusions, which may include future securities offerings of undetermined equity shares.

Indebtedness

- **Creditor:** David Steakley
  Amount Owed: $100,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2022
  Convertible Note

- **Creditor:** Andrew Clark
  Amount Owed: $200,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2022
  Convertible note

Related Party Transactions

- **Name of Entity:** David Steakley
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $100,000
  Material Terms: Convertible Note

- **Name of Entity:** SNS Tech LLC
  Names of 20% owners: Brendan Coffey
  Relationship to Company: HeatGen is a part owner of SNSTech
  Nature / amount of interest in the transaction: Two loans receivable of $164,209 (2021) and $205,154 (2020)
  Material Terms: No interest, due on demand. Management believes there is no doubt about the collectability of the full amount of the receivable, therefore there has been no allowance established.

- **Name of Entity:** Andrew Clark
  Relationship to Company: Current investor
  Nature / amount of interest in the transaction: $200,000 convertible note from him personally
  Material Terms: Convertible note

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

The Company determined its pre-money valuation based on a number of factors

described below, including the product of the number of current fully-diluted shares multiplied by the price per share, the estimation of the Company's assets, our management team's experience, and prior business successes, and current business partnerships.

Fully-Diluted Share Calculation: The Company currently has 33,163,560 fully-diluted shares, which multiplied by the price per share of $.30, produces a pre-money valuation of approximately $10,000,000.00.

Management and previous startup successes: Current management's entrepreneurial experiences in growing and scaling companies demonstrate previous successes. The CEO has started, grown, and sold businesses in the service sector as well as the restaurant sector. Additional management and the Board's relationships in the CPG industry and related industries support the efforts to grow the business.

Business Partnerships: HeatGen has already established strong business partnerships. The Company launched with its partner La Colombe coffee in 2020 and sold out of the two SKUs within two weeks. COVID put that relationship on hold. High Brew is currently in the market and is another strong business relationship that is selling its products in multiple locations today.

Conclusion

Based on the factors summarized and analyzed above, the Company believes its pre-money valuation of $10,000,000.00 is both reasonable and accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock;(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and(iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Startenging Service Fees*
  96.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,069,999.80, we plan to use these proceeds

as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  40.0%
  Ongoing rent and facilities costs, salaried staff payroll.

- *Inventory*
  50.0%
  Component parts, assembly costs (including labor) for the HeatGen package and heater

- *Marketing*
  6.5%
  Ongoing marketing of Reg CF fundraise on social media, through e-mail, and potentially other paid media channels.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.poweredbyheatgen.com ("about us").

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and

has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/heatgen

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HeatGenie, Inc.

[See attached]

HeatGenie, Inc. (the "Company") a Texas Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
HeatGenie, Inc.

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 3, 2022
Vincenzo Mongio

HeatGenie, Inc.
Consolidated Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	78,660	654,547
Accounts Receivable	6,750	-
Inventory	466,653	315,898
Related Party - Loan Receivable	164,209	205,154
Prepaid Expenses	61,923	124,135
Security Deposits	-	77,833
Total Current Assets	778,195	1,377,567
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	853	2,165
Total Non-Current Assets	853	2,165
TOTAL ASSETS	779,048	1,379,732
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	117,505	71,497
Credit Cards Payable	6,128	5,327
Accrued Liabilities	98,147	36,219
Payroll Liability	12,202	16,969
Capital Lease Payable	-	195,074
Short Term Loans Payable	-	14,000
Accrued Interest	4,000	-
Total Current Liabilities	237,982	339,086
Long-term Liabilities		
Investment Deficit	352,120	147,979
Convertible Notes	300,000	-
Total Long-Term Liabilities	652,120	147,979
TOTAL LIABILITIES	890,102	487,065
EQUITY		
Common Stock	1,252,413	1,247,025
Preferred Stock	15,563,704	14,949,967
Additional Paid in Capital	-	-
Accumulated Deficit	(16,927,171)	(15,304,325)
Total Equity	(111,054)	892,667
TOTAL LIABILITIES AND EQUITY	779,048	1,379,732

HeatGenie, Inc.
Consolidated Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	9,634	-
Cost of Revenue	65,995	37,229
Gross Profit	(56,361)	(37,229)
Operating Expenses		
Payroll Expense	846,470	780,894
Professional Fees	289,505	360,744
Research and Development	148,772	60,603
Facilities Expense	93,675	114,894
Depreciation	61,256	75,619
Insurance Expense	45,862	42,971
Office Expense	32,313	89,696
Travel Expense	18,374	31,218
Sales and Marketing	13,254	6,011
Total Operating Expenses	1,549,481	1,562,650
Operating Income (loss)	(1,605,842)	(1,599,879)
Other Income		
Interest Income	24,079	18,841
SBA PPP Forgiveness	146,490	98,432
Total Other Income	170,569	117,273
Other Expense		
Partnership Loss	204,165	131,219
Interest Expense	7,770	36,308
Other	(24,360)	23,692
Total Other Expense	187,575	191,219
Net Income (loss)	(1,622,848)	(1,673,825)

HeatGenie, Inc.
Consolidated Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,622,848)	(1,673,825)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Investment Losses	204,141	131,219
Accounts Receivable	(6,750)	-
Inventory	(150,755)	-
Related Party - Loan Receivable	40,945	-
Prepaid Expenses	62,212	(148,768)
Security Deposits	77,833	-
Accounts Payable	46,008	(502,807)
Credit Cards Payable	803	-
Accrued Liabilities	61,928	-
Payroll Liability	(4,767)	-
Capital Lease Payable	(195,074)	-
Accrued Interest	4,000	-
Depreciation	61,256	75,619
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	201,780	(575,956)
Net Cash provided by (used in) Operating Activities	(1,421,068)	(2,249,781)
INVESTING ACTIVITIES		
Lease Equipment	(59,944)	
Net Cash provided by (used by) Investing Activities	(59,944)	-
FINANCING ACTIVITIES		
Issuance of Preferred Stock	613,737	2,367,799
Issuance of Common Stock	5,388	-
Debt Issuances	300,000	-
Payments on Debt	(14,000)	-
Net Cash provided by (used in) Financing Activities	905,125	-
Cash at the beginning of period	654,547	2,904,328
Net Cash increase (decrease) for period	(575,887)	(2,249,781)
Cash at end of period	78,660	654,547

HeatGen Inc.
Consolidated Statement of Changes in Shareholder Equity

	Preferred Stock		Common Stock			
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	20,389,152	12,582,266	4,101,000	1,247,023	(13,630,498)	198,791
Issuance of Preferred Stock	2,883,935	2,367,701	-	-	-	2,367,701
Net Income (Loss)	-	-	-		(1,673,825)	(1,673,825)
Ending Balance 12/31/2020	23,273,087	14,949,967	4,101,000	1,247,023	(15,304,323)	892,667
Issuance of Common Stock			201,523	5,390	-	5,390
Issuance of Preferred Stock	747,547	613,737	-	-	-	613,737
Net Income (Loss)	-	-	-		(1,622,848)	(1,622,848)
Ending Balance 12/31/2021	24,020,634	15,563,704	4,302,523	1,252,413	(16,927,171)	(111,054)

HeatGenie, Inc.
Consolidated Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

HeatGenie Inc. ("the company") was formed in Texas on April 30, 2007. HeatGen (HeatGenie, Inc.) is a leader in global self-heating packaging; think ready-to-drink coffee, tea, soup, or sake hot on demand in a single-use, sustainable package. With seven strong, global patents, HeatGen licenses this technology to consumer brands across the globe, earning revenues from both licensing fees and royalties from our licensed manufacturing partners. HeatGen is currently in market with High Brew Coffee, a leading ready-to-drink coffee brand in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Consolidation

The financials represented herein include the results of operations and financial position for the Company and Heat Gen LLC and are consolidated due to the Company owning 100% of the subsidiary. All significant intercompany transactions have been eliminated.

Equity Method Investment

The Company has invested 16% and has significant influence in SNS Tech and has determined the equity method of accounting appropriate for the investment. This investment has a deficit balance of $352,120 and $147,979 as of December 31, 2021, and 2020 and is categorized as a long-term liability in the statement of financial position.

Total assets of the investee were $386,890 and $559,768 and total liabilities were $252,166 and $1,137,807 as of December 31, 2021, and 2020, respectively. The investee's operations resulted in net losses of $392,051 and $479,311 as of December 31, 2021, and 2020, respectively.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Inventory

Inventory consists of raw materials, work in progress and finished goods and is recorded at the lower of cost or net realizable value.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating

results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2020		
Granted	-	$ -
Vested	105,000	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2020	105,000	$ -
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2021	105,000	$ -

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2020	15,000	$ 0.001	$ -
Granted	15,500	$ 0.001	$ -
Exercised	(5,000)	$ 0.001	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2020	25,500	$ 0.001	$ -
Granted	16,000	$ 0.001	$ -
Exercised	(7,000)	$ 0.001	$ -
Expired/cancelled	-		
Total options outstanding, December 31, 2021	34,500	$ 0.001	$ -
Options exercisable, December 31, 2021	3,000	$ 0.001	$ -

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020		
Granted	2,000	$ -
Vested	15,500	$ -
Forfeited	(2,000)	$ -
Nonvested options, December 31, 2020	15,500	$ -
Granted	16,000	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2021	31,500	$ -

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has a loan receivable from a related party with balances of $164,209 and $205,154 for the years ended December 31, 2021, and 2020, respectively. The amounts accrue no interest and are due on demand. Management believes there is no doubt about the collectability of the full amount of the receivable, therefore there has been no allowance established.

See Note 5 – for convertible notes with Related Parties.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements with related parties for a total of $300,000 for the purposes of funding operations. The interest on the notes were 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2022. The notes are convertible into shares of the Company's common stock with no discount during a change of control or qualified financing event.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	300,000
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 40,000,000 of common shares with no par value; of which 35,740,000 shares are designated as Class A Voting Common Stock and 4,260,000 shares shall be designated as Class B Non-Voting Stock. The Class A Voting Common Stock and Class B Non-Voting Common Stock are collectively referred to as the "Common Stock". 1,247,023 and 1,252,013 shares were issued and outstanding as of 2020 and 2021, respectively.

Voting: Class A Common stockholders are entitled to one vote per share.

The Company has authorized 26,361,031 of preferred shares with a par value of $0.001 per share of which 1,587,925 shares shall be designated as "Series A-1 Convertible Preferred Stock" (the "Series A-1 Preferred"), 1,500,000 shares shall be designated as "Series A-2 Convertible Preferred Stock" (the "Series A-2 Preferred"), 2,300,000 shares shall be designated "Series A-3 Convertible Preferred Stock" (the "Series A-3 Preferred"), 9,401,850 shares shall be designated as "Series B Convertible Preferred Stock" (the "Series B Preferred"), and 11,571,256 shares shall be designated as "Series C Convertible Preferred Stock" (the "Series C Preferred"). The Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred, Series B Preferred and Series C Preferred are collectively referred to as the "Issued Preferred". 23,273,087 and 24,020,634 shares were issued and outstanding as of 2020 and 2021, respectively.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: (a) The holders of shares of Series C Preferred shall be entitled to receive, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Series B Preferred, Common Stock or any other securities ranking junior to the Series C Preferred with respect to dividends, dividends on each share of Series C Preferred at the rate of 8.0% of the Initial Series C Issuance Price (as defined below) per annum when, as and if declared by the Board of Directors of the Corporation (the "Board"). Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series C Preferred, either in cash or in additional shares of Series C Preferred (valued, for such purpose, at the applicable Initial Series C Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Series B Preferred (collectively, the "Prior Issued Preferred") pursuant to Section 2(b) or 2(c) below or on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series C Preferred have been paid or set apart for payment.

(b) After the payment or setting aside for payment of the dividends described in the first sentence of Section (a) with respect to the Series C Preferred, the holders of shares of Series B Preferred shall be entitled to receive, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred, Common Stock or any other securities ranking junior to the Series B Preferred with respect to dividends, dividends on each share of Series B Preferred at the rate of 8.0% of the Initial Series B Issuance Price (as defined below) per annum when, as and if declared by the Board. Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series B Preferred, either in cash or in additional shares of Series B Preferred (valued, for such purpose, at the applicable Initial Series B Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Series A-1 Preferred, Series A-2 Preferred or Series A-3 Preferred or Series B Preferred (collectively, the "Series A Issued Preferred") pursuant to Section 2(c) below or on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series B Preferred have been paid or set apart for payment.

(c) After the payment or setting aside for payment of the dividends described in the first sentence of Section (a) with respect to the Series C Preferred and the first sentence of Section (b) with respect to the Series B Preferred, the holders of shares of the Series A Issued Preferred shall be entitled to receive, on a pari passu basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Common Stock or any other securities

ranking junior to the Series A Issued Preferred with respect to dividends, dividends on each share of Series A Issued Preferred at the rate of 8.0% of the respective Initial Issuance Price (as defined below) of such series of Series A Issued Preferred per annum when, as and if declared by the Board. Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series A Issued Preferred, either in cash or in additional shares of the same series of Series A Issued Preferred for which such dividend relates (valued, for such purpose, at the applicable Initial Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series A Issued Preferred have been paid or set apart for payment.

(d) After the payment or setting aside for payment of the dividends described in the first sentence of Section (a), the first sentence of Section (b) and the first sentence of Section (c), any additional dividends (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) declared or paid in any year shall be declared or paid on the Issued Preferred and Common Stock on a pari passu basis (with each share of Issued Preferred treated on an as-converted-to Class A Voting Common Stock basis for such purpose).

(e) Any dividend or distribution that is declared by the Corporation and payable with assets of the Corporation other than cash shall be valued in accordance with the provisions of

Liquidation preference

(a) Series C Preferred Preference. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (each, a "Liquidation Event"), before any distribution or payment shall be made to the holders of the Prior Issued Preferred or Common Stock, each holder of Series C Preferred shall be entitled to be paid out of the assets of the Corporation an amount per share in cash equal to the sum of $0.821 (the "Initial Series C Issuance Price") (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Series C Preferred) and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series C Preferred is entitled to receive under this Section 3(a) is hereunder referred to as the "Series C Stock Preference." If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series C Preferred of the Series C Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series C Preferred then outstanding in proportion to the full Series C Stock Preference to which each such holder is otherwise entitled to receive.

(b) Series B Preferred Preference. Upon any Liquidation Event and after the payment of the full Series C Stock Preference as set forth in Section 3(a) above but before any distribution or payment shall be made to the holders of the Series A Issued Stock or Common Stock, each holder of Series B Preferred shall be entitled to be paid out of the assets of the Corporation an amount per share in cash equal to the sum of $0.5596 (the "Initial Series B Issuance Price") (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Series B Preferred) and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series B Preferred is entitled to receive under this Section 3(b) is hereunder referred to as the "Series B Stock Preference." If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series B Preferred of the Series B Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series B Preferred then outstanding in proportion to the full Series B Stock Preference to which each such holder is otherwise entitled to receive.

(c) Preference on the Series A Issued Preferred. Upon any Liquidation Event and after the payment of the full Series C Stock Preference as set forth in Section 3(a) above and the full Series B Stock Preference as set forth in Section 3(b) above, but before any distribution or payment shall be made to the holders of the Common Stock, each holder of the Series A Issued Preferred shall be entitled to be paid out of the assets of the Corporation an amount in case per share equal to: (i) with respect to the Series A-1 Preferred, the sum of $0.381 for each outstanding share of Series A-1 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Initial Series A-1 Issuance Price"), and an amount equal to all declared but unpaid dividends on such share, (ii) with respect to the Series A-2 Preferred, the sum of $0.5972 for each outstanding share of Series A-2 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such

shares) (the "Initial Series A-2 Issuance Price"), and an amount equal to all declared but unpaid dividends on such share; and (iii) with respect to the Series A-3 Preferred, the sum of $0.40 for each outstanding share of Series A-3 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "Initial Series A-3 Issuance Price"; and referred to herein collectively with the Initial Series C Issuance Price, Initial Series B Issuance Price, Initial Series A-2 Issuance Price and Initial Series A-1 Issuance Price as the "Initial Issuance Price"), and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series A Issued Preferred is entitled to receive under this Section 3(c) is hereunder referred to as the "Series A Stock Preference." If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series A Issued Preferred of the Series A Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Issued Preferred then outstanding in proportion to the full Series A Stock Preference to which each such holder is otherwise entitled to receive.

(d) Remaining Assets. After the payment of the full Series C Stock Preference, Series B Stock Preference and Series A Stock Preference as set forth in Sections 3(a), 3(b) and 3(c) above, the assets of the Corporation legally available for distribution, if any, shall be distributed on a pari passu basis to the holders of the Issued Preferred and Common Stock (with each share of Issued Preferred treated on an as-converted-to Class A Voting Common Stock basis for such purpose).

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 3, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realized losses every year since inception and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

HeatGen

Your Favorite Drinks and Soups, Hot When You Want


On-Demand self-heating packaging innovation
HEATGEN

Website · Austin, TX · TECHNOLOGY

HeatGen has developed an on-demand, self-heating beverage packaging innovation that heats your favorite coffee, soup, tea, sake, or broth on the go with a simple twist of the bottom cap. Our technology uses a patented thermal reaction to deliver ready-to-drink beverages wherever and whenever consumers want them. We have licensed our technology and launched with two premium coffee companies: La Colombe and High Brew, and have other brands and categories in the pipeline for 2023.

$0.00 raised

0 Investors	$10M Valuation
$0.30 Price per Share	$300.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- Consumers love the ability to heat their favorite premium ready-to-drink (RTD) beverages on demand, expanding use opportunities and meeting their active lifestyles.

- Brands love HeatGen's technology because it helps them grow market share in the trillion-dollar ready-to-drink market, where premium products like coffee are growing twice as fast as the overall market (Source).

- Currently launched in multiple markets and channels, first with La Colombe Coffee then High Brew Coffee. Available online and in over 100 Central Texas stores, and in all Wegman's stores.

OVERVIEW

On-Demand Beverage Heating


Revolutionary Self-Heating Technology
On-demand heating whenever and wherever a consumer wants

Consumers use HeatGen's convenient, fast, and easy technology to enjoy their favorite hot beverage on demand. With a simple twist of the bottom cap, our technology works simply, safely, and efficiently to deliver perfectly heated drinks to beverage lovers, wherever they are.

Our patented technology has launched in the market with a number of popular premium RTD brands, and we are ready to scale.

THE PROBLEM

Consumers' Favorite Drinks Aren't Available Hot

Consumers often have no way of heating up their favorite beverages on the go. Before HeatGen, ready-to-drink (RTD) beverages were available either ambient or cold. Millennial and Gen-Z consumers demand convenience for their on-the-go lifestyles, and with HeatGen, brands can meet this demand.


Consumers have no way of heating up their favorite beverages on the go

THE SOLUTION

On-Demand Self-Heating Technology


Our patented technology delivers what brands are looking for
Fast and reliable

Our patented technology heats beverages simply, safely, and efficiently using a solid-state thermal reaction. The consumer simply twists the bottom cap of the aluminum package to activate the heater. The chemical reaction quickly distributes heat into the beverage, delivering a hot beverage in just **two minutes**.


A Hot Drink In Just
2 min
HEATGEN

Our materials are food-safe before and after use, well-isolated inside the beverage can, and designed with consumer product safety in mind. The entire HeatGen package is recyclable and made with sustainable materials.

Our capital-efficient business model plans to generate two revenue streams: **licensing and royalties.** Brands pay a license fee based on product category (i.e. coffee, soup, etc.), distribution channel, region, licensing term, and exclusivity. Our partner brands buy self-heating components from our licensed manufacturing partners, who pay HeatGen a per-unit royalty for each unit sold. As we scale into tens of millions of units, these royalties comprise the majority of our revenue at extremely high margins.

THE MARKET

Providing Premium Convenience in a Massive Market


$919B
Global non-alcoholic RTD market in 2019

The global non-alcoholic RTD market was valued at $919 billion in 2019. The CAGR for the Coffee & Tea RTD market was nearly double that of the overall category from 2015 to 2019. Markets for on-the-go sake, soup, and broth are also growing (Source).

HeatGen is uniquely positioned to support the ongoing premiumization taking place in the RTD beverage market. By collaborating with high-quality brands to integrate beloved products into consumers' daily routines, we are embracing the market's desire for products that deliver convenience at a premium price.

OUR TRACTION

Patented Technology

HeatGen holds 7 U.S. patents for our technology that have been applied throughout the world, including in China, Japan, Korea, Australia, Mexico, Canada, and most of Central Europe.

HeatGen's IP portfolio is comprehensive, covering everything from the design of the heating element to the custom beverage package, as well as trademark and copyright protections of our branding.

Growing Partnerships


HIGH Brew
COFFEE
HOTEA
SELF-HEATING
LEMON
HEATGEN

Pre-pandemic, HeatGen completed a market trial with La Colombe coffee and had tremendous success. Since 2021, we have been in market with High Brew Coffee, which is currently available in over 100 convenience stores in Central Texas, online at www.highbrewcoffee.com, and chain-wide in all 106 Wegmans stores. Additionally, we have several other brands, including tea and broth brands, that are preparing to launch in the next 6-12 months.

WHY INVEST

A Proven Product Ready to Scale

- A platform for premium brands
- In market in multiple regions and channels
- Elegant, safe, and scalable



We see HeatGen as more than a technology: it is a platform for premium brands to deliver beloved products in new, exciting ways. Our technology provides brands with the ability to expand their use occasions to new places and new people without cannibalizing their other products.

We believe self-heating technology is the future of convenience packaging, and we are one of the only companies in the world with this elegant, safe, and scalable innovation. HeatGen's solution is elegant, safe, and scalable. With R&D complete, all that's left to do is ramp and expand.

This fundraise will drive our current plan to build inventory and support ongoing market launches on small-to-medium scale while we set up automated equipment for mass production.

Join us as our patented technology revolutionizes a trillion-dollar industry.

September 2016
HeatGenie Produces Pilot Run of Product
"Generation 1" heater produced for samples, market tests, and consumer testing with multiple brands.

June 2018
HeatGenie Secures Funding, Assembles Team
HeatGenie secured funding for next generation development, builds out advisory board with CPG leaders.

February 2019
HeatGenie Rebrands as HeatGen
HeatGenie Rebrands as HeatGen

January 2020
HeatGen Launches Pilot with La Colombe
An extremely successful launch, was disrupted by COVID epidemic 2 months later.

January 2021
High Brew Coffee Launches with HeatGen
High Brew begins its relationship with HeatGen, continues expanding up to the present day.

September 2022
HeatGen Launches Crowdfunding Campaign
A tremendous opportunity to invest in a company that's poised for growth!

ANTICIPATED: January 2023
HeatGen continues expansion with US Soup, Broth, Tea, and Alcohol brands
With crowdfunding secured, we can expand with several new strategic partners

ANTICIPATED: Septemer 2023
HeatGen Deploys Automated Mass Production
HeatGen begins mass production and global expansion with capabilities of tens of millions of units a year.

In the Press

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Meet Our Team



Mark Turner
CEO, President, and Director

Mark is a veteran CPG leader with experience leading, growing, and scaling numerous companies.

He also is a respected mentor and leader to several CPG start-ups. In addition to working over 40 hours a week in his roles with HeatGen, Mark also serves approximately 0 to 2 hours per week on the board of directors of SNS Technologies.



Matt Gase
Director

Matt is currently the CUE (Chief Utility Executive) of Franklin Barbecue in Austin Texas. He has decades of CPG leadership experience, including as the CEO of Stubb's BBQ Sauces, which sold to McCormick. Currently works 0-5 hours/month for HeatGen.



Joe Canterbury
Director

Joe is a proven leader in CPG, with experience launching Starbucks expansions into both Europe and Asia. Currently Joe works with companies as they launch and expand into China and Southeast Asia, including TopGolf. Currently works 0-5 hours/month for HeatGen.



Chris Martell
Vice President of Client Services

A member of the team since 2016, Chris is a leader in B2B business growth and a Texas MBA. Chris is responsible for client management, demand planing, and growth strategy at HeatGen.



James Gamett
Director

Jim is the Founding and Managing Partner of Sweetwater Capital Partners, a boutique private equity secondaries firm. Currently works 0-5 hours/month for HeatGen.



Stuart Peterson
Director

Managing General Partner and Founder of ARTIS Ventures, a San Francisco-based Tech & Bio VC. Currently works 0-5 hours/month for HeatGen.



David Steakley
Director

Co-founder, Managing Director, Texas HALO Fund. Currently works 0-5 hours/month for HeatGen.



Walter Robb
Advisor

Former Whole Foods Market Co-CEO



Danny Stepper
Advisor

CEO of LA Libations, MolsonCoors beverage innovation incubator



Brian Goldberg
Advisor

CPG Investor at Redbud Brands, former Chief Strategy Officer at Amplify Snack Brands (Skinny Pop), which sold to Hershey's.



Jim Tonkin
Advisor

Beverage Industry veteran and investor/advisor to leading start-ups



Jason Buechel
Advisor

Chief Operating Officer at Whole Foods Market. Responsible for retail and store operations for the company's 500+ locations across the United States, Canada and the United Kingdom. Leads the company's technology, supply chain/distribution, construction/store design and team member services (HR) functions.

Offering Summary

Company :	HeatGenie, Inc.
Corporate Address :	3913 Todd Ln. Suite 509, Austin, TX 78744
Offering Minimum :	$9,999.90
Offering Maximum :	$1,069,999.80
Minimum Investment Amount (per investor) :	$300.00

Terms

Offering Type	Equity
Security Name	Class B Non-Voting Common Stock
Minimum Number of Shares Offered	33,333
Maximum Number of Shares Offered	3,566,666
Price per Share	$0.30
Pre-Money Valuation	$10,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives*

Time-Based

Friends and Family

Invest within the first two weeks and receive 10% bonus shares

Amount Based:

- USD 600 investment, 2% bonus shares
- USD 2,400 Investment, 5% bonus shares
- USD 4,800 Investment, 10% bonus shares

Previous Backer Bonus

For any previous backers or investors in HeatGen, when you invest in this live offering you will receive 5% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

HeatGenie, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $.30/ share, you will receive and own 110 Class B Non-Voting Common Stock shares for $30. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - **Do Not Sell My Personal Information**

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

All over the world, food and beverage brands are trying to keep up with the increasingly "on-the-go" demands of consumers, especially Millennials and Gen Zs. HeatGen has developed a novel technology that allows consumers to enjoy their favorite coffees, soups, bone broths, teas, sake, and canned alcohol beverages on the go, hot when they want. We are a disruptive company that is bringing a novel innovation to the trillion-dollar ready-to-drink beverage space.

HeatGen has developed and patented a technology that can heat up a ready-to-drink (RTD) beverage in two minutes, whenever and wherever a consumer wants to drink it. It is incorporated into a single use, 12-ounce aluminum can that we license to CPG brands. Categories where we have already launched include RTD coffees and tea, with more beverage categories to follow soon. With seven global patents issued in North America, the EU and Asia, HeatGen has a foothold on this emerging market and is one of the few consumer-ready self-heating companies operating today.

We have made tremendous progress in the last couple of years. In 2020 we launched with La Colombe coffee in Philadelphia. We generated a high level of excitement in unpaid media, including TV, print, and social, like this:

[video clip of new report]

"Hot coffee in the grab and go format"

And we quickly sold out all that we produced, before COVID shut down their cafes for the rest of the year.

In 2021 we launched with High Brew coffee on their Direct-To-Consumer (DTC) website, and they have since expanded to selling on Amazon as well as in 100+ locations in Texas, and all 104 Wegman's stores on the East Coast, with tremendous excitement, acceptance, and success. The product generated a ton of social traffic for High Brew, with hundreds of thousands of impressions, including endorsements from many influencers and celebrities.

With our proprietary self-heating cans market proven, seven patents in place, and the R&D investment of time and money behind us, we are moving to the growth and scale stage of our company's life cycle. Our B-B business model is licensing and royalty based which we believe will deliver high margins and strong EBITDA.

With your help, we'll be able to produce more products and meet the growing demand from our CPG beverage partners in multiple categories and multiple distribution channels.

We'll be using the funds for building our inventories, which we believe will fuel our growth and awareness.

The hard work is behind us and we think now is a good time to join. So if you want to be part of this revolutionary company that provides hot beverages anywhere you want them in the most convenient way, I invite you to join us today and become a part of the coolest innovation in beverages in years. Go to Start Engine and join the growing HeatGen team.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

John B. Scott
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

HeatGenie, Inc.
800808149

The undersigned, as Secretary of State of Texas, hereby certifies that a Restated Certificate of Formation for the above named domestic for-profit corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 07/20/2022

Effective: 07/20/2022

John B. Scott
Secretary of State

FIFTH AMENDED AND RESTATED CERTIFICATE OF FORMATION
OF
HEATGENIE, INC.
(WITH NEW AMENDMENTS)

HeatGenie, Inc., a corporation formed under the Texas Business Organizations Code (the "***Corporation***"), hereby certifies:

Entity Information

The name of the Corporation is HeatGenie, Inc. The Corporation is a for-profit corporation that was incorporated under the name "Ironbridge Technologies, Inc." on April 30, 2007 pursuant to the Texas Business Organizations Code (the "***TBOC***"). The file number issued to the Corporation by the Secretary of State of the State of Texas is **800808149**. The Corporation filed a Fourth Amended and Restated Certificate of Formation with the Texas Secretary of State on July 27, 2017, which was amended by a Certificate of Amendment to Fourth Amended and Restated Certificate of Formation filed with the Texas Secretary of State on March 27, 2018, a Certificate of Amendment to Fourth Amended and Restated Certificate of Formation filed with the Texas Secretary of State on February 24, 2020, a Certificate of Amendment to Fourth Amended and Restated Certificate of Formation filed with the Texas Secretary of State on March 24, 2020 and a Certificate of Amendment to Fourth Amended and Restated Certificate of Formation filed with the Texas Secretary of State on May 21, 2021 (as so amended, the "***Prior Restated Certificate***").

Identification of Amendments

This Fifth Amended and Restated Certificate of Formation makes new amendments to the Prior Restated Certificate with respect to the following: (i) increases the authorized number of shares of Common Stock of the Corporation to 40,000,000 shares; (ii) re-designates the Corporation's Common Stock as authorized under the Prior Restated Certificate as "Class A Voting Common Stock"; and (ii) authorizes a new class of Common Stock of the Corporation, designated as "Class B Non-Voting Common Stock", consisting of 4,260,000 shares. The full text of each added provision is contained in the Fifth Amended and Restated Certificate of Formation attached hereto.

Statement of Approval

Each new amendment to the Certificate of Formation of the Corporation has been made in accordance with the provisions of the TBOC. The amendments to the Prior Restated Certificate and this Fifth Amended and Restated Certificate of Formation have been approved in the manner required by the TBOC and by the governing documents of the Corporation.

Required Statements

The Fifth Amended and Restated Certificate of Formation of the Corporation, which is attached hereto, accurately states the text of the Certificate of Formation of the Corporation being restated and each amendment to the Prior Restated Certificate being restated that is in effect, and as further amended by the Fifth Amended and Restated Certificate of Formation of

the Corporation. The attached Fifth Amended and Restated Certificate of Formation does not contain any other change in the Certificate of Formation of the Corporation being restated except for the information permitted to be omitted by the provisions of the TBOC applicable to the Corporation.

Effectiveness of Filing

This document becomes effective when the document is filed by the Secretary of State of the State of Texas.

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the Corporation to execute the filing instrument.

Date: June 1, 2022

HEATGENIE, INC.

DocuSigned by:
Mark Turner
494E7CAD8214468...

By: ______________________
Mark Turner,
Chief Executive officer

Attachment: Fifth Amended and Restated Certificate of Formation of HeatGenie, Inc.

FIFTH AMENDED AND RESTATED CERTIFICATE OF FORMATION
OF
HEATGENIE, INC.

Article 1 – Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the corporation is HeatGenie, Inc. (hereinafter referred to as the "***Corporation***").

Article 2 – Registered Agent and Registered Office

The initial registered agent is an individual resident of the State of Texas whose name is Brendan Coffey. The business address of the registered agent and the registered office address is 3913 Todd Lane, Suite 509, Austin, Texas 78744.

Article 3 -- Directors

The management of the business and conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors constituting the current Board of Directors is seven (7). The names and addresses of the persons who are currently serving as the directors are as follows:

Joe Canterbury 3913 Todd Lane, Suite 509 Austin, TX 78744	Stuart Peterson 3913 Todd Lane, Suite 509 Austin, TX 78744	James Gamett 208 E. 10th Street, 4th Floor Austin, TX 78701
Matt Gase 906 Dartmoor Drive Austin, TX 78746	David Steakley 11641 Blalock Forest Street Houston, TX 77024	Mark Turner 3913 Todd Lane, Suite 509 Austin, TX 78744

The number of directors hereafter constituting the whole Board of Directors shall be fixed from time to time by, or in the manner provided in, the Bylaws or in an amendment thereof duly adopted by the Board of Directors or by the shareholders of the Corporation.

Article 4 – Authorized Shares

1. Classes of Stock. The Corporation is authorized to issue two classes of capital stock to be designated, respectively, "***Common Stock***" and "***Preferred Stock***." The total number of shares of capital stock that this Corporation is authorized to issue is 66,361,031 shares. 40,000,000 shares shall be Common Stock, without par value, of which 35,740,000 shares shall be designated as Class A Voting Common Stock and 4,260,000 shares shall be designated as Class B Non-Voting Common Stock, and 26,361,031 shares shall be preferred stock, par value

$0.001 per share, of which 1,587,925 shares shall be designated as "***Series A-1 Convertible Preferred Stock***" (the "***Series A-1 Preferred***"), 1,500,000 shares shall be designated as "***Series A-2 Convertible Preferred Stock***" (the "***Series A-2 Preferred***"), 2,300,000 shares shall be designated "***Series A-3 Convertible Preferred Stock***" (the "***Series A-3 Preferred***"), 9,401,850 shares shall be designated as "***Series B Convertible Preferred Stock***" (the "***Series B Preferred***"), and 11,571,256 shares shall be designated as "***Series C Convertible Preferred Stock***" (the "***Series C Preferred***"). The Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred, Series B Preferred and Series C Preferred are collectively referred to in this Fifth Amended and Restated Certificate of Formation as the "***Issued Preferred***". The Class A Voting Common Stock and Class B Non-Voting Common Stock are collectively referred to in this Fifth Amended and Restated Certificate of Formation as the "***Common Stock***".

Upon the filing of this Fifth Amended and Restated Certificate of Formation with the Secretary of State of the State of Texas (the "***Charter Filing***"), and without any further action on the part of the Corporation or its stockholders, all shares of the Corporation's Common Stock as authorized for issuance prior to the Charter Filing, and whether issued, outstanding or reserved for issuance, are hereby reconstituted and re-designated as shares of Class A Voting Common Stock as authorized and designated under this Fifth Amended and Restated Certificate of Formation.

The Corporation may from time to time in accordance with the laws of the State of Texas increase or decrease the authorized amount of its Class A Voting Common Stock (but not below the number of shares of Class A Voting Common Stock then outstanding) by the affirmative vote of the holders of a majority of the Class A Voting Stock of the Corporation (voting together on an as converted basis) if at any time the number of shares of Class A Voting Common Stock remaining unissued and available for issuance shall not be sufficient to permit conversion of all shares of the Issued Preferred.

The powers, preferences and relative, participating, optional and other special rights of the respective classes of the Corporation's capital stock or the holders thereof and the qualifications, limitations and restrictions thereof are as follows:

2. Dividends.

(a) The holders of shares of Series C Preferred shall be entitled to receive, on a *pari passu* basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Series B Preferred, Common Stock or any other securities ranking junior to the Series C Preferred with respect to dividends, dividends on each share of Series C Preferred at the rate of 8.0% of the Initial Series C Issuance Price (as defined below) per annum when, as and if declared by the Board of Directors of the Corporation (the "***Board***"). Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series C Preferred, either in cash or in additional shares of Series C Preferred (valued, for such purpose, at the applicable Initial Series C Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Series A-1

Preferred, Series A-2 Preferred, Series A-3 Preferred or Series B Preferred (collectively, the "***Prior Issued Preferred***") pursuant to Section 2(b) or 2(c) below or on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series C Preferred have been paid or set apart for payment.

(b) After the payment or setting aside for payment of the dividends described in the first sentence of Section 2(a) with respect to the Series C Preferred, the holders of shares of Series B Preferred shall be entitled to receive, on a *pari passu* basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred, Common Stock or any other securities ranking junior to the Series B Preferred with respect to dividends, dividends on each share of Series B Preferred at the rate of 8.0% of the Initial Series B Issuance Price (as defined below) per annum when, as and if declared by the Board. Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series B Preferred, either in cash or in additional shares of Series B Preferred (valued, for such purpose, at the applicable Initial Series B Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Series A-1 Preferred, Series A-2 Preferred or Series A-3 Preferred or Series B Preferred (collectively, the "***Series A Issued Preferred***") pursuant to Section 2(c) below or on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series B Preferred have been paid or set apart for payment.

(c) After the payment or setting aside for payment of the dividends described in the first sentence of Section 2(a) with respect to the Series C Preferred and the first sentence of Section 2(b) with respect to the Series B Preferred, the holders of shares of the Series A Issued Preferred shall be entitled to receive, on a *pari passu* basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) on the Common Stock or any other securities ranking junior to the Series A Issued Preferred with respect to dividends, dividends on each share of Series A Issued Preferred at the rate of 8.0% of the respective Initial Issuance Price (as defined below) of such series of Series A Issued Preferred per annum when, as and if declared by the Board. Such dividends shall not be cumulative. Dividends declared by the Board shall be payable, at the option of each holder of Series A Issued Preferred, either in cash or in additional shares of the same series of Series A Issued Preferred for which such dividend relates (valued, for such purpose, at the applicable Initial Issuance Price thereof). No dividends shall be declared or paid, and no distribution shall be made (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder), on any shares of Issued Preferred or Common Stock pursuant to Section 2(d) below unless all dividends declared but unpaid on the Series A Issued Preferred have been paid or set apart for payment.

(d) After the payment or setting aside for payment of the dividends described in the first sentence of Section 2(a), the first sentence of Section 2(b) and the first sentence of Section 2(c), any additional dividends (other than dividends payable in Common Stock for which appropriate adjustment is made hereunder) declared or paid in any year shall be declared or paid

on the Issued Preferred and Common Stock on a *pari passu* basis (with each share of Issued Preferred treated on an as-converted-to Class A Voting Common Stock basis for such purpose).

(e) Any dividend or distribution that is declared by the Corporation and payable with assets of the Corporation other than cash shall be valued in accordance with the provisions of Subsection 3(f) below.

3. Liquidation Rights.

(a) **Series C Preferred Preference**. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (each, a "***Liquidation Event***"), before any distribution or payment shall be made to the holders of the Prior Issued Preferred or Common Stock, each holder of Series C Preferred shall be entitled to be paid out of the assets of the Corporation an amount per share in cash equal to the sum of $0.821 (the "***Initial Series C Issuance Price***") (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Series C Preferred) and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series C Preferred is entitled to receive under this Section 3(a) is hereunder referred to as the "***Series C Stock Preference***." If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series C Preferred of the Series C Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series C Preferred then outstanding in proportion to the full Series C Stock Preference to which each such holder is otherwise entitled to receive.

(b) **Series B Preferred Preference**. Upon any Liquidation Event and after the payment of the full Series C Stock Preference as set forth in Section 3(a) above but before any distribution or payment shall be made to the holders of the Series A Issued Stock or Common Stock, each holder of Series B Preferred shall be entitled to be paid out of the assets of the Corporation an amount per share in cash equal to the sum of $0.5596 (the "***Initial Series B Issuance Price***") (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Series B Preferred) and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series B Preferred is entitled to receive under this Section 3(b) is hereunder referred to as the "***Series B Stock Preference***." If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series B Preferred of the Series B Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series B Preferred then outstanding in proportion to the full Series B Stock Preference to which each such holder is otherwise entitled to receive.

(c) **Preference on the Series A Issued Preferred**. Upon any Liquidation Event and after the payment of the full Series C Stock Preference as set forth in Section 3(a) above and the full Series B Stock Preference as set forth in Section 3(b) above, but before any distribution or payment shall be made to the holders of the Common Stock, each holder of the Series A Issued Preferred shall be entitled to be paid out of the assets of the Corporation an amount in case per share equal to: (i) with respect to the Series A-1 Preferred, the sum of $0.381 for each outstanding share of Series A-1 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "***Initial Series A-1 Issuance***

Price"), and an amount equal to all declared but unpaid dividends on such share, (ii) with respect to the Series A-2 Preferred, the sum of $0.5972 for each outstanding share of Series A-2 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "***Initial Series A-2 Issuance Price***"), and an amount equal to all declared but unpaid dividends on such share; and (iii) with respect to the Series A-3 Preferred, the sum of $0.40 for each outstanding share of Series A-3 Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the "***Initial Series A-3 Issuance Price***"; and referred to herein collectively with the Initial Series C Issuance Price, Initial Series B Issuance Price, Initial Series A-2 Issuance Price and Initial Series A-1 Issuance Price as the "***Initial Issuance Price***"), and an amount equal to all declared but unpaid dividends on such share. The aggregate amount which a holder of Series A Issued Preferred is entitled to receive under this Section 3(c) is hereunder referred to as the "***Series A Stock Preference***." If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of the Series A Issued Preferred of the Series A Stock Preference, then the entire assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Issued Preferred then outstanding in proportion to the full Series A Stock Preference to which each such holder is otherwise entitled to receive.

(d) **Remaining Assets.** After the payment of the full Series C Stock Preference, Series B Stock Preference and Series A Stock Preference as set forth in Sections 3(a), 3(b) and 3(c) above, the assets of the Corporation legally available for distribution, if any, shall be distributed on a *pari passu* basis to the holders of the Issued Preferred and Common Stock (with each share of Issued Preferred treated on an as-converted-to Class A Voting Common Stock basis for such purpose).

(e) **Additional Liquidation Events.** The following events shall each be considered a Liquidation Event under this Section 3 unless otherwise determined by the holders of at least 67% of the then outstanding shares of Issued Preferred:

(i) any consolidation or merger of the Corporation with or into any other corporation or Person (as defined below), or any other corporate reorganization, in which the shareholders of the Corporation immediately prior to such consolidation, merger, reorganization, or any similar corporate transaction, own not less than a majority of the Corporation's voting power immediately after such consolidation, merger or reorganization, or any other transaction or series of related transactions to which the Corporation is a party in which in excess of a majority of the Corporation's voting power is transferred, excluding any consolidation or merger effected exclusively to change the domicile of the Corporation (each, an "***Acquisition***"); or

(ii) any sale, exclusive license, lease, conveyance or other disposition of all or substantially all of the assets of the Corporation (measured either by book value in accordance with U.S. generally accepted accounting principles consistently applied or by Fair Market Value (as defined below) at the time of the transaction) to a third party in any transaction or series of related transactions (an "***Asset Transfer***").

(f) **Valuation of Consideration.** If the consideration received by the Corporation is other than cash in connection with any of the events set forth above, its value will be deemed its

fair market value ("***Fair Market Value***") on the closing date of any such event, as determined in good faith by the Board.

(g) **Notice of Liquidation Event**. The Corporation shall give each record holder of Issued Preferred written notice of any impending Liquidation Event no later than 20 days prior to the shareholders' meeting called to approve such transaction, or 20 days prior to the closing of such Liquidation Event, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Event. The first of such notices shall describe the material terms and conditions of the impending Liquidation Event (including, without limitation, the amount of proceeds to be paid to each share in connection with the Liquidation Event) and the provisions of this Section 3, and the Corporation shall thereafter give such holders prompt notice of any material changes to the information set forth in such notice. The Liquidation Event shall in no event take place sooner than 20 days after the Corporation has given the first notice provided for herein or sooner than 20 days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Issued Preferred that are entitled to such notice rights or similar notice rights and that represent at least 67% of the then outstanding shares of Issued Preferred.

(h) **Effect of Noncompliance**. If the requirements of Section 3(g) are not complied with, the Corporation shall forthwith either cause the closing of the transaction to be postponed until such requirements have been complied with, or cancel such transaction, in which event the respective rights, preferences and privileges of the holders of the Issued Preferred shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Section 3(g) hereof.

4. Redemption. No shares of any series of the Issued Preferred shall be entitled to redemption rights.

5. Conversion. The holders of Issued Preferred shall have the following conversion rights (the "***Conversion Rights***"):

(a) **Optional Conversion**. Shares of Series A-1 Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series A-1 Preferred, by dividing the (A) Initial Series A-1 Issuance Price by (B) the Series A-1 Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series A-1 Preferred (the "***Series A Conversion Price***") is $0.476; provided, however, that the Series A-1 Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series A-2 Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series A-2 Preferred, by dividing the (A) Initial Series A-2 Issuance Price by (B) the Series A-2 Conversion Price (as defined herein) in effect on

the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series A-2 Preferred (the "***Series A-2 Conversion Price***") shall be $0.6725; provided, however, that the Series A-2 Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series A-3 Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series A-3 Preferred, by dividing the (A) Initial Series A-3 Issuance Price by (B) the Series A-3 Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series A-3 Preferred (the "***Series A-3 Conversion Price***") shall be $0.36352; provided, however, that the Series A-3 Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series B Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series B Preferred, by dividing the (A) Initial Series B Issuance Price by (B) the Series B Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series B Preferred (the "***Series B Conversion Price***") shall be $0.5596; provided, however, that the Series B Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

Shares of Series C Preferred shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such shares, into such number of validly issued, fully paid and nonassessable shares of Class A Voting Common Stock as is determined, with respect to each share of Series C Preferred, by dividing the (A) Initial Series C Issuance Price by (B) the Series C Conversion Price (as defined herein) in effect on the date the certificate representing such share is surrendered for conversion. As of the date of the filing of this Fifth Restated Certificate of Formation, the conversion price per share for the Series C Preferred (the "***Series C Conversion Price***") shall be $0.821; provided, however, that the Series C Conversion Price shall be subject to adjustment as set forth in Sections 5(d), (e), (f) and (g) below.

The Series A-1 Conversion Price, Series A-2 Conversion Price, Series A-3 Conversion Price, Series B Conversion Price and Series C Conversion Price are sometimes respectively referred to herein as the "***Applicable Conversion Price***".

(b) **Automatic Conversion**. Each share of Issued Preferred shall automatically be converted by the Corporation into shares of Class A Voting Common Stock in the manner provided in Section 5(a) for such series of Issued Preferred using the Applicable Conversion

DocuSign Envelope ID: 0C8C4B12-C160-4317-B369-D5847CAB5054

Price in effect immediately prior thereto upon the earlier of: (i) the Corporation's sale of Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "***Securities Act***"), resulting in aggregate gross proceeds (after deducting applicable underwriting discounts and commissions and expenses relating to the offering) of at least $30,000,000; provided, however, that the per share offering price is at least three (3) times the then Series C Conversion Price (a "***Qualified Public Offering***"), or (ii) the date specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of such series of Issued Preferred. The date on which such conversion is required pursuant to this Section 5(b) shall hereinafter be referred to as the "***Mandatory Conversion Date***."

(c) **Mechanics of Conversion**. Before any holder of Issued Preferred shall be entitled to convert the same into shares of Class A Voting Common Stock pursuant to Section 5(a) above or upon the occurrence of the events specified in Section 5(b) above, as the case may be, such holder shall surrender the certificate or certificates therefor, duly endorsed (or deliver a customary affidavit of loss with indemnity satisfactory to the Corporation) at the principal corporate office of the Corporation or any transfer agent for the Issued Preferred, and in the case of Section 5(a) above, shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Voting Common Stock are to be issued; provided, however, that any failure by a holder to comply with these provisions shall not have any effect on the automatic conversion of such holder's shares, which shall in any event convert in accordance with Section 5(b) above. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of the Issued Preferred, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class A Voting Common Stock to which such holder shall be entitled as aforesaid. The issuance of certificates for shares of Class A Voting Common Stock upon conversion of the Issued Preferred shall be made without charge to the holders of the Issued Preferred for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such conversion and the related issuance of the Class A Voting Common Stock. Such conversion shall be deemed to have been made, in the case of a conversion pursuant to Section 5(a), immediately prior to the close of business on the date of such surrender of the shares of the Issued Preferred to be converted, and, in the case of a conversion pursuant to Section 5(b), as of the opening of business on the Mandatory Conversion Date, and the person or persons entitled to receive the shares of Class A Voting Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Voting Common Stock as of such date. Upon conversion of shares of Issued Preferred into Class A Voting Common Stock, the Corporation shall take all such actions as are necessary in order to ensure that such shares of Class A Voting Common Stock are validly issued, fully paid and nonassessable, and are free and clear of all liens, taxes, charges or encumbrances with respect to the issuance thereof. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act, the conversion shall be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person or persons entitled to receive the Class A Voting Common Stock upon conversion of the Issued Preferred shall not be deemed to have converted such Issued Preferred until immediately prior to the closing of such sale of securities.

(d) **Adjustments to the Conversion Prices for Certain Dilutive Issuances.**

(i) **Special Definitions**. For purposes of this Section 5, the following definitions shall apply:

(A) "***Additional Shares of Common Stock***" shall mean all shares of Common Stock issued (or, pursuant to Section 5(d)(iii), deemed to be issued) by the Corporation after the date of the filing of this Fifth Restated Certificate of Formation (the "***Fifth Restated Certificate Filing Date***"), other than:

(1) shares of Class A Common Stock issued or issuable upon conversion of shares of Issued Preferred;

(2) up to 4,260,000 Shares of Class B Non-Voting Common Stock;

(3) shares of Common Stock issued or issuable upon the exercise of warrants to purchase Series A-1 Preferred or warrants to purchase Series A-2 Preferred that are outstanding on the Fifth Restated Certificate Filing Date;

(4) shares of Class A Voting Common Stock issued or issuable to officers, directors or employees of, or advisors, consultants or other service providers to, the Corporation pursuant to the Corporation's 2019 Long-Term Incentive Plan, as the same may be amended from time to time in accordance with the terms thereof;

(5) shares of Common Stock issued or issuable as a dividend or distribution on the issued and outstanding shares of the Issued Preferred;

(6) shares of Common Stock issued or issuable by reason of a dividend, stock split, combination, recapitalization, reclassification, reorganization, merger, consolidation or other change that is covered by Section 5(e), 5(f), 5(g), 5(h), 5(i) or 5(j) below;

(7) shares of Common Stock issued or issuable upon the exercise of warrants issued to banks or equipment lessors, or in connection with similar credit arrangements; provided, each such issuance is primarily for other than equity financing purposes and is approved by the Board, including at least one Preferred Director (as defined below);

(8) shares of Common Stock issued or issuable upon the exercise of warrants issued in connection with collaboration, technology license, development, distribution, manufacturing or other similar corporate or strategic partnering agreements; provided, that each such issuance is approved by the Board, including at least one Preferred Director;

(9) shares of Common Stock issued or issuable upon the exercise of warrants issued in connection with bona fide business acquisitions of or by the Corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise; provided, that each such business acquisition is approved by the Board, including at least one Preferred Director;

(10) shares of Common Stock issued in connection with a Qualified IPO; or

(11) shares of Common Stock for which adjustment of the Applicable Conversion Price has previously been made pursuant to Section 5(d)(iv).

(B) "***Convertible Securities***" shall mean any evidences of indebtedness, shares (other than Common Stock or Issued Preferred) or other securities convertible into or exchangeable for Common Stock.

(C) "***Options***" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities.

(D) "***Preferred Director***" shall mean a director who has been designated to serve as a member of the Board by (i) the holders of the Series C Preferred, voting or acting as a class and series of shares separate from all other classes and series of shares of capital stock of the Corporation (the "***Series C Preferred Director***"), (ii) the holders of the Series B Preferred, voting or acting as a class and series of shares separate from all other classes and series of shares of capital stock of the Corporation (the "***Series B Preferred Director***"), or (iii) the holders of the Series A Issued Preferred, voting or acting together as a single class on an as-converted basis separate from all other classes and series of shares of capital stock of the Corporation, under the terms of the Third Amended and Restated Voting Agreement dated on or about July 27, 2017 (the "***Voting Agreement***"), among the Corporation, the holders of the Issued Preferred and certain holders of the Class A Voting Common Stock, as the same may be amended, a copy of which will be provided to any shareholder of record of the Corporation without charge upon such holder's written request therefor made to the Corporation's Secretary.

(ii) **No Adjustment of Conversion Prices.** Notwithstanding any provision herein to the contrary, no adjustment in the Applicable Conversion Price of any series of the Issued Preferred shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share (determined pursuant to Section 5(d)(v) hereof) for an Additional Share of Common Stock issued or deemed to be issued by the Corporation is less than the Applicable Conversion Price for such series of Issued Preferred in effect on the date of, and immediately prior to, such issuance.

(iii) **Deemed Issuance of Additional Shares of Common Stock.** In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities then entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein designed to protect against dilution) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issuance or, in case such a record date shall have been fixed, as of the close of business on such record date; provided, further, that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(A) no further adjustments in the Applicable Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(B) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Corporation, or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Applicable Conversion Price computed upon the original issuance thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities (provided, however, that no such adjustment of the Applicable Conversion Price shall affect Class A Voting Common Stock previously issued upon conversion of any shares of the Issued Preferred); and

(C) no readjustment pursuant to clause (A) or (B) above shall have the effect of increasing the Applicable Conversion Price to an amount that exceeds the lesser of (1) such Applicable Conversion Price on the Series C Issuance Date and (2) the Applicable Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the Fifth Restated Certificate Filing Date and such readjustment date.

(iv) **Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock**. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 5(d)(iii)) without consideration or for consideration per share less than the Applicable Conversion Price for a series of Issued Preferred in effect on the date of and immediately prior to such issue, then such Applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Applicable Conversion Price then in effect by a fraction, (A) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at the Applicable Conversion Price in effect immediately prior to such issuance, and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of such Additional Shares of Common Stock so issued. For purposes of the above calculation, the number of shares of Common Stock outstanding immediately prior to such issuance shall be calculated on a fully diluted basis, as if all Convertible Securities had been fully converted into shares of Common Stock and any outstanding Options bearing an exercise price that is lower than the price at which the Additional Shares of Common Stock were issued had been fully exercised (and the resulting securities fully converted into shares of Common Stock, if so convertible) as of such date.

(v) **Determination of Consideration.** For purposes of this Section 5(d), the consideration received by the Corporation in connection with the issuance of any Additional Shares of Common Stock shall be computed as follows:

(A) Cash and Property. Such consideration shall:

(1) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest or accrued dividends;

(2) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issuance, as determined in good faith by the Board; and

(3) in the event Additional Shares of Common Stock are issued together with other securities or property of the Corporation for consideration which covers both cash and property, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as determined in good faith by the Board.

(B) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 5(d)(iii) relating to Options and Convertible Securities shall be determined by dividing:

(1) the total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(2) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) issuable upon the exercise of such Options or conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(e) **Adjustment for Stock Splits and Combinations.** In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date effects a subdivision (by any stock split or otherwise) of the outstanding Class A Voting Common Stock without a corresponding subdivision of an applicable series of the Issued Preferred, then the Applicable Conversion Price of such series of the Issued Preferred that did not have a corresponding subdivision as in effect immediately before such subdivision shall be proportionately decreased. Conversely, in the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date combines the outstanding shares of Class A Voting Common Stock into a smaller number of shares without a corresponding combination of an applicable series of the Issued Preferred, then the Applicable Conversion Price of such series of the Issued Preferred that did not have a corresponding combination in effect immediately before such combination shall

be proportionately increased. Any adjustment under this Section 5(e) shall become effective at the close of business on the date such subdivision or combination becomes effective.

(f) **Adjustment for Common Stock Dividends and Distributions**. In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date declares, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, in each such event the Applicable Conversion Price of each series of Issued Preferred then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying such Applicable Conversion Price then in effect by a fraction (i) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date and (ii) the denominator of which is (A) the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, plus (B) the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 5(f) to reflect the actual payment of such dividend or distribution.

(g) **Adjustments for Other Dividends and Distributions.** In the event the Corporation at any time or from time to time after the Fifth Restated Certificate Filing Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than shares of Common Stock) or in cash or other property (other than cash out of earnings or earned surplus, determined in accordance with generally accepted accounting principles), then and in each such event provision shall be made so that the holder of each share of Issued Preferred shall receive upon conversion of such share of Issued Preferred, in addition to the number of shares of Class A Voting Common Stock issuable in connection therewith, the kind and amount of securities of the Corporation and/or cash and other property that such holder would have been entitled to receive had such share of Issued Preferred been converted into Class A Voting Common Stock on the date of such event and had such holder thereafter, during the period from the date of such event to and including the date of conversion, retained any such securities and/or other property receivable, giving application to all adjustments called for during such period under this Section 5 with respect to the rights of such holder.

(h) **Adjustments for Recapitalizations, Reclassifications or Other Changes**. If at any time after the Fifth Restated Certificate Filing Date, the Class A Voting Common Stock issuable upon the conversion of a series of the Issued Preferred is changed into the same or a different number of shares of any other class or classes of stock, whether by recapitalization, reclassification or otherwise (other than an Acquisition or Asset Transfer or a subdivision, combination, or reorganization provided for elsewhere in this Section 5), in any such event each holder of shares of such series of Issued Preferred shall have the right thereafter to convert such shares into the kind and amount of stock and other securities and property that would be receivable upon such recapitalization, reclassification or other change by holders of the

maximum number of shares of Class A Voting Common Stock into which such shares of Issued Preferred could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(i) **Adjustments for Reorganizations, Mergers or Consolidations**. If at any time after the Fifth Restated Certificate Filing Date, there is a capital reorganization of the Class A Voting Common Stock or a merger or consolidation of the Corporation with or into another Person (other than an Acquisition or Asset Transfer) as a part of such capital reorganization, merger or consolidation, provision shall be made so that the holders of each series of the Issued Preferred shall thereafter be entitled to receive upon conversion of such Issued Preferred the number of shares of stock or other securities or property of the Corporation or otherwise to which a holder of Class A Voting Common Stock, deliverable upon conversion thereof, would have been entitled on such capital reorganization, merger or consolidation, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of each series of the Issued Preferred after such capital reorganization, merger or consolidation to the end that the provisions of this Section 5 (including adjustment of the Applicable Conversion Price of such series of Issued Preferred) then in effect and the number of shares issuable upon conversion of such series of the Issued Preferred, shall be applicable after that event and be as nearly equivalent as practicable.

(j) **Adjustment Threshold and Recording**. No adjustment in the Applicable Conversion Price of any series of the Issued Preferred need be made if such adjustment would result in a change in such Applicable Conversion Price of less than $0.001. Any adjustment of less than $0.001 which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of $0.001 or more in the Applicable Conversion Price. All calculations under this Section 5 shall be made to the nearest one thousandth of a cent ($0.00001) or to the nearest one hundredth (1/100) of a share, as the case may be.

(k) **No Impairment**. The Corporation shall not, by amendment of this Fifth Amended and Restated Certificate of Formation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or otherwise, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Issued Preferred against impairment.

(l) **No Fractional Shares**. No fractional shares shall be issued upon the conversion of any share or shares of Issued Preferred, and the number of shares of Class A Voting Common Stock to be issued shall be rounded to the nearest whole share (with 0.5 of a share rounded down). Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Issued Preferred which the holder is at the time converting into Class A Voting Common Stock and the number of shares of Class A Voting Common Stock issuable upon such aggregate conversion.

(m) **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the Applicable Conversion Price of any series of Issued Preferred pursuant to this Section 5, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such series of Issued Preferred a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Issued Preferred, furnish or cause to be furnished to such holder a certificate setting forth (A) such adjustment and readjustment, (B) the Applicable Conversion Price of each series of Issued Preferred at the time in effect and (C) the number of shares of Class A Voting Common Stock and the amount of other property, if any, which at the time would be received upon the conversion of a share of each series of the Issued Preferred.

(n) **Reservation of Stock Issuable Upon Conversion**. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Voting Common Stock, solely for the purpose of effecting the conversion of the shares of Issued Preferred, such number of its shares of Class A Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Issued Preferred, and if at any time the number of authorized but unissued shares of Class A Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Issued Preferred, in addition to such other remedies as shall be available to the holder of such Issued Preferred, the Corporation shall take such corporate action as may be necessary, in the reasonable opinion of its counsel, to increase its authorized but unissued shares of Class A Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, using its best efforts to obtain the requisite shareholder approval of any necessary amendment to this Fifth Restated Certificate of Formation.

(o) **Notices**. Any notice, request, demand or other communication required or permitted to be given to a holder of Issued Preferred pursuant to the provisions of this Fifth Amended and Restated Certificate of Formation will be in writing and will be effective and deemed given under this Section 5 on the earliest of: (i) the date of personal delivery, (ii) the date of transmission by facsimile, with confirmed transmission and receipt, (iii) two days after deposit with a nationally-recognized courier or overnight service and (iv) five days after mailing via certified mail, return receipt requested. All notices not delivered personally or by facsimile will be sent with postage and other charges prepaid and properly addressed to the party to be notified at the address set forth for such party in the records of the Corporation. Any holder of Issued Preferred (and such holder's permitted assigns) may change such holder's address for receipt of future notices hereunder by giving written notice to the Corporation.

6. Voting Rights.

(a) **General**. Each share of Class A Voting Common Stock shall be entitled to one (1) vote on all matters presented to the Corporation's shareholders. Each share of Class B Non-Voting Common Stock shall not be entitled to vote on matters presented to the Corporation's shareholders except as required by law. Except as otherwise provided herein or required by law, holders of the Issued Preferred shall be entitled to vote together with the shares of Class A Voting Common Stock of the Corporation, and not as a separate class, on all matters submitted

to a vote of the holders of shares of Class A Voting Common Stock, and may act by written consent in the same manner as the Class A Voting Common Stock, with each holder of shares of Issued Preferred entitled to the number of votes as shall be equal to the number of shares of Class A Voting Common Stock into which such holder's aggregate number of shares of Issued Preferred are convertible pursuant to Section 5 immediately after the close of business on the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken. Each holder of Issued Preferred shall be entitled, notwithstanding any provision hereof to the contrary, to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula shall be rounded to the nearest whole number (with one-half rounded upward to one).

(b) **Preferred Stock Protective Provisions Relating to the Issued Preferred.** In addition to any other vote or consent required herein or by law, for so long as shares of Issued Preferred are outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least (x) a majority of the then outstanding shares of Series B Preferred and Series C Preferred, voting together as a single and separate class on an as-converted-to-Class A Voting Common Stock basis, and (y) a majority of the then outstanding shares of the Series A Issued Preferred, voting together as a single and separate class on an as-converted-to Class A Voting Common Stock basis:

(i) effect any Liquidation Event, Acquisition, Asset Sale or any other merger, reorganization or sale of the Corporation;

(ii) authorize, issue any new, or reclassify any existing class or series of equity securities of the Corporation having any preference or priority with respect to dividends rights, redemption rights, conversion rights, voting rights, or distribution of assets upon a Liquidation Event that is superior to or on parity with any such preference or priority of any series of the Issued Preferred;

(v) authorize the issuance of, or issue, more than 1,200,000 shares of Class A Voting Common Stock of the Corporation, in the aggregate, to officers, directors or employees of, or advisors, consultants or other service providers to, the Corporation under the Corporation's 2019 Long-Term Incentive Plan, or adopt any other stock option or equity plan of the Corporation;

(vi) declare or pay any dividend on, or make any distribution of any assets of the Corporation with respect to, any shares of Common Stock or any other class or series of capital stock of the Corporation other the Issued Preferred;

(vii) redeem, repurchase or otherwise acquire for value (or pay into or set aside for a sinking fund for such purpose) any shares of Common Stock or other series or class of capital stock of the Corporation, other than the repurchase of shares of Common Stock from employees, officers, directors, consultants or other service providers pursuant to agreements to repurchase such stock at cost in connection with the occurrence of certain events, such as the termination of their employment with or services to the Corporation;

(viii) effect any reclassification or recapitalization of the Corporation's capital stock;

(ix) increase the number of authorized directors on the Board of Directors of the Corporation to more than seven (7) or decrease the number of authorized directors on the Board of Directors of the Corporation to less than seven (7);

(x) increase or decrease (other than by conversion) the authorized number of shares of Preferred Stock or Common Stock;

(xi) form or create any subsidiary, whether a corporation, limited liability company, partnership or other entity, of the Corporation other than a wholly owned subsidiary of the Corporation;

(xii) transfer any of the assets of the Corporation to any subsidiary of the Corporation other than a wholly owned subsidiary of the Corporation, or permit any subsidiary of the Corporation to issue or sell, or obligate itself to issue or sell, including, without limitation, by way of merger or consolidation, any stock of such subsidiary except to the Corporation or any wholly owned subsidiary of the Corporation, or permit any subsidiary of the Corporation to do any of the foregoing;

(xiii) incur, assume or become liable for any indebtedness for borrowed money in excess of $500,000 (excluding capitalized leases and debt obligations on work in process and inventory), unless approved by the Board (including the approval or consent of a majority of the Preferred Directors then serving on the Board);

(xiv) effect, or enter into any agreement to consummate, any acquisition or disposition of assets, group of assets or a business entity by the Corporation with a purchase price or sale price of more than $1,000,000, unless approved by the Board (including the approval or consent of a majority of the Preferred Directors then serving on the Board); or

(xv) enter into any contract, arrangement or transaction with an affiliate of the Corporation, including any loans or advances to employees other than advances for travel, entertainment or other similar expenses incurred by the employee in the ordinary course of business or for the payment of salary, unless approved by the Board (including the approval or consent of a majority of the Preferred Directors then serving on the Board).

(c) **Preferred Stock Protective Provisions Relating to the Series C Preferred.** In addition to any other vote or consent required herein or by law, for so long as shares of Series C Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series C Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series C Preferred; or

(ii) increase or decrease the number of authorized shares of Series C Preferred.

(d) **Preferred Stock Protective Provisions Relating to the Series B Preferred.** In addition to any other vote or consent required herein or by law, for so long as shares of Series B Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series B Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series B Preferred; or

(ii) increase or decrease the number of authorized shares of Series B Preferred.

(e) **Preferred Stock Protective Provisions Relating to the Series A-3 Preferred.** In addition to any other vote or consent required herein or by law, for so long as shares of Series A-3 Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series A-3 Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series A-3 Preferred; or

(ii) increase or decrease the number of authorized shares of Series A-3 Preferred.

(f) **Preferred Stock Protective Provisions Relating to the Series A-2 Preferred.** In addition to any other vote or consent required herein or by law, for so long as shares of Series A-2 Preferred are issued and outstanding, the Corporation shall not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of the Series A-2 Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series A-2 Preferred; or

(ii) increase or decrease the number of authorized shares of Series A-2 Preferred.

(g) **Preferred Stock Protective Provisions Relating to the Series A-1 Preferred.** In addition to any other vote or consent required herein or by law, for so long as shares of Series A-1 Preferred are issued and outstanding, the Corporation shall not, without first obtaining the

approval of the holders of at least a majority of the then outstanding shares of the Series A-1 Preferred, voting together as a single and separate class:

(i) Amend, alter, change or repeal, or take any action to amend, alter, change or repeal, this Fifth Amended and Restated Certificate of Formation or the Bylaws of the Corporation so as to adversely affect the rights, preferences or privileges of the holders of the Series A-1 Preferred; or

(ii) increase or decrease the number of authorized shares of Series A-1 Preferred.

7. **Replacement.** Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Issued Preferred, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided, that if the holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class and series of shares represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate, and dividends shall accrue on the shares of Issued Preferred represented by such new certificate from the date to which dividends have been fully paid on such lost, stolen, destroyed or mutilated certificate.

8. **No Preemptive Rights.** Neither the holders of the Issued Preferred nor the holders of Common Stock shall have preemptive rights to subscribe for any shares of any class or series of stock of the Corporation whether now or hereafter authorized, except and only to the extent provided for in any agreement between the Corporation and any such holders of the Issued Preferred or of the Common Stock.

Article 5 – Purpose

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the Texas Business Organizations Code (the "***TBOC***").

Article 6 – Amendment of Bylaws

In furtherance and not in limitation of the powers conferred by statute and subject to Section 6(b) of Article 4 of this Fifth Amended and Restated Certificate of Formation, the Board of Directors shall have the power, both before and after receipt of any payment for any of the Corporation's capital stock, to adopt, amend, repeal or otherwise alter the Bylaws of the Corporation without any action on the part of the shareholders.

Article 7 – Action by Less Than Unanimous Written Consent of Shareholders

Subject to Section 6 of Article 4 of this Fifth Amended and Restated Certificate of Formation, any action required or permitted by the TBOC to be taken at a meeting of the shareholders of the Corporation may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on such action were present and voted.

Article 8 – Director Exculpation

To the maximum extent provided by law, a director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for an act or omission in such director's capacity as a director, except that this Article 8 does not eliminate or limit of the liability of any director to the extent the director is found liable for: (i) a breach of his or her duty of loyalty to the Corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation or an act or omission that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which such director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or (iv) an act or omission for which the liability of such director is expressly provided for by an applicable statute. If the TBOC is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the TBOC as so amended. Any repeal or modification of the foregoing provisions of this Article 8 by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.